EXHIBIT 99.2

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Technical Report on the
Fazenda Brasileiro Mine,
Bahia State, Brazil

PREPARED FOR Equinox Gold Corp.

Report for NI 43-101

Qualified Persons:

Mark B. Mathisen, C.P.G.

Hugo M. Miranda, MBA, ChMC (RM)

Robert L. Michaud, P.Eng.

A. Paul Hampton, P.Eng.

Dated March 26, 2020

Effective Date May 31, 2018

55 University Ave. Suite 501 I Toronto, ON, Canada M5J 2H7 I T + 1 (416) 947 0907 www.rpacan.com

Report Control Form

Document Title	Technical Report on the Fazenda Brasileiro Mine, Bahia State, Brazil

Client Name & Address	Equinox Gold Corp. Suite 1501 - 700 West Pender Street Vancouver, British Columbia V6C 1G8

Document Reference	Project #3233	Status & Issue No.	FINAL Version

Issue Date	March 26, 2020

Lead Author	Hugo M. Miranda Mark B. Mathisen Robert L. Michaud A. Paul Hampton	(Signed) (Signed) (Signed) (Signed)

Peer Reviewer	Deborah A. McCombe	(Signed)

Project Manager Approval	Deborah A. McCombe	(Signed)

Project Director Approval	Richard J. Lambert	(Signed)

Report Distribution	Name	No. of Copies

Client

RPA Filing	1 (project box)

Roscoe Postle Associates Inc. 55 University Avenue, Suite 501 Toronto, ON M5J 2H7 Canada Tel: +1 416 947 0907 Fax: +1 416 947 0395 mining@rpacan.com

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Important Notice

This technical report was originally prepared for Leagold Mining Corporation (Leagold) by Roscoe Postle Associates Inc. (RPA). On March 10, 2020, Equinox Gold Corp. (Equinox Gold or the Company) acquired all of the outstanding shares of Leagold pursuant to an arrangement agreement dated December 15, 2019 between Equinox Gold and Leagold. Equinox Gold has asked RPA to readdress this report to it in order to support its disclosure. Other than updates to reflect Equinox Gold’s acquisition of Leagold and non-material clerical changes, no other changes have been made to this report beyond addressing it to Equinox Gold and re-dating it.

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Table Of Contents

PAGE
1 Summary	1-1
Executive Summary	1-1
Economic Analysis	1-8
Technical Summary	1-8
2 Introduction	2-1
Sources of Information	2-2
List of Abbreviations	2-3
3 Reliance on Other Experts	3-1
4 Property Description and Location	4-1
Property Location	4-1
Mineral and Surface Rights in Brazil	4-1
Land Tenure	4-2
Royalties	4-4
5 Accessibility, Climate, Local Resources, Infrastructure and Physiography	5-1
Accessibility	5-1
Climate	5-1
Local Resources	5-1
Infrastructure	5-2
Physiography	5-2
6 History	6-1
Prior Ownership and Exploration History	6-1
Historical Resource Estimates	6-2
Past Production	6-3
7 Geological Setting and Mineralization	7-1
Regional Geology	7-1
Local Geology	7-3
Mineralization	7-8
8 Deposit Types	8-1
9 Exploration	9-1
Exploration Potential	9-1
10 Drilling	10-1
Sampling Method and Approach	10-3
11 Sample Preparation, Analyses and Security	11-1
Sample Preparation and Analyses	11-1
Quality Assurance/Quality Control	11-2
Sample Security	11-10
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12 Data Verification	12-1
13 Mineral Processing and Metallurgical Testing	13-1
Mineralogy	13-1
Metallurgical Testing	13-1
14 Mineral Resource Estimate	14-1
Resource Database	14-2
Geological Interpretation	14-3
Statistical Analysis	14-8
Bulk Density	14-36
Block Model	14-36
Interpolation Parameters	14-46
Block Model Validation	14-47
Cut-off Grade	14-53
Classification	14-55
Mineral Resource Reporting	14-58
15 Mineral Reserve Estimate	15-1
Cut-off Grade	15-4
Dilution and Extraction	15-5
Model Reconciliation	15-8
16 Mining Methods	16-1
Open Pit Mining	16-1
Underground Mining	16-2
Production Schedule	16-5
Mine Equipment	16-6
Mine Ventilation	16-7
17 Recovery Methods	17-1
Process Description	17-1
Mineral Process Plant Production Statistics	17-9
18 Project Infrastructure	18-1
Infrastructure	18-1
Workforce Accommodation	18-2
Security	18-3
19 Market Studies and Contracts	19-1
Markets	19-1
Contracts	19-1
20 Environmental Studies, Permitting, and Social or Community Impact	20-1
Introduction	20-1
Environmental Licensing	20-1
Socioeconomics	20-5
Mine Closure Requirements	20-6
Acid Rock Drainage Evaluation	20-7
21 Capital and Operating Costs	21-1
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Capital Costs	21-1
Operating Costs	21-2
Manpower	21-4
22 Economic Analysis	22-1
23 Adjacent Properties	23-1
24 Other Relevant Data and Information	24-1
25 Interpretation and Conclusions	25-1
26 Recommendations	26-1
27 References	27-1
28 Date and Signature Page	28-1
29 Certificate of Qualified Person	29-1

List Of Tables

PAGE
Table 1-1 Mineral Resource Summary as of May 31, 2018	1-2
Table 1-2 Mineral Reserve Summary as of May 31, 2018	1-3
Table 1-3 Projected Capital Costs	1-14
Table 1-4 Actual Unit Operating Costs - 2015 to May 2018	1-14
Table 1-5 Projected Total Operating Costs	1-15
Table 1-6 Projected Unit Operating Costs	1-15
Table 4-1 Exploration Permit List	4-3
Table 4-2 Exploration Permit with Final Positive Report	4-4
Table 4-3 Mining Concession List	4-4
Table 6-1 Exploration History	6-1
Table 6-2 FBDM Historical Production 1984 to May 31, 2018	6-4
Table 10-1 Drilling Completed as of May 31, 2018	10-1
Table 11-1 Laboratory QA/QC Protocols	11-2
Table 11-2 Certified Reference Materials	11-3
Table 11-3 Summary of 2016-2018 CRM Results	11-4
Table 11-4 Field Duplicates (FBDM)	11-6
Table 11-5 Check Assays	11-8
Table 14-1 Mineral Resources as of May 31, 2018	14-2
Table 14-2 Resource Database Summary	14-3
Table 14-3 Domain Assignments (2016)	14-4
Table 14-4 Domain Assignments (2018)	14-5
Table 14-5 Statistics of Resource Raw Assay Values by Domain	14-8
Table 14-6 Capping of Resource Assay Values by Domain	14-10
Table 14-7 Summary Statistics of Uncapped vs. Capped Assays (g/t Au)	14-11
Table 14-8 Descriptive Statistics of Capped Composite Stats (g/t Au) by Domain	14-23
Table 14-9 Variogram/Correlogram Results	14-35
Table 14-10 Average Bulk Density Values	14-36
Table 14-11 Block Model MOP Dimensions	14-38
Table 14-12 Block Model MC2 Dimensions	14-39
Table 14-13 Block Model MUG Dimensions	14-40
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Table 14-14 Block Model EDEEP Dimensions	14-41
Table 14-15 Block Model LGT Dimensions	14-42
Table 14-16 Block Model MFBF Dimensions	14-43
Table 14-17 Block Model MFBG Dimensions	14-44
Table 14-18 Block Model PPQ Dimensions	14-45
Table 14-19 OK Block Estimate Search Parameter by Domain	14-46
Table 14-20 ID2 Block Estimate Search Parameter by Domain	14-47
Table 14-21 Volume Comparison	14-52
Table 14-22 Statistics of Block Grades Compared to Composite Grades by Domain	14-53
Table 14-23 Underground and Open Pit Cut-off Grade Optimization Factors as of May 2018	14-54
Table 14-24 Correlogram Ranges Used for Resource Classification	14-56
Table 14-25 Reconciliation for January through May 2018	14-59
Table 14-26 Mineral Resource Summary by Zone as of May 31, 2018	14-62
Table 15-1 Mineral Reserve Summary as of May 31, 2018	15-1
Table 15-2 Mineral Reserve Summary by Domain as of May 31, 2018	15-2
Table 15-3 Underground Cut-off Grade Calculations	15-4
Table 15-4 Open Pit Cut-off Grade Estimation	15-5
Table 15-5 Recovery and External Dilution Factors by Resource Area (Underground)	15-6
Table 15-6 Monthly Reconciliation - 2017	15-8
Table 16-1 Fazenda Brasileiro Historical Production	16-1
Table 16-2 Mine Production Schedule	16-5
Table 16-3 Mill Feed Schedule	16-6
Table 16-4 Underground Mining Equipment	16-6
Table 17-1 Processing Operating Parameters (2016 to May 2018)	17-10
Table 19-1 Monthly Primary Service Contract Expenditures (2017)	19-1
Table 19-2 Monthly Consumable Expenditures (2017)	19-2
Table 20-1 Mining Permit Status	20-2
Table 20-2 Socioeconomic Impacts Associated with Mine Closure	20-6
Table 20-3 Estimated Mine Closure Costs	20-7
Table 21-1 Actual Sustaining Capital Costs - 2015 to May 2018	21-1
Table 21-2 Projected Capital Costs	21-2
Table 21-3 Actual Operating Costs - 2015 to May 2018	21-2
Table 21-4 Actual Unit Operating Costs - 2015 to May 2018	21-3
Table 21-5 Projected Total Operating Costs	21-3
Table 21-6 Projected Unit Operating Costs	21-4

List Of Figures

PAGE
Figure 4-1 Location Map	4-5
Figure 4-2 Land Status Map	4-6
Figure 7-1 Regional Geology	7-2
Figure 7-2 Weber Belt Surface Geology	7-5
Figure 7-3 Schematic Mine Cross Section	7-6
Figure 7-4 FBDM Simplified and Refined Stratigraphy Column (2013)	7-7
Figure 7-5 FBDM Cross Section 92130E	7-9
Figure 10-1 Drilling Plan View	10-2
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Figure 11-1 CRM Results over Time for the 2016-2018 Diamond Core Drill Program (FBDM)	11-4
Figure 11-2 Coarse Blanks Submitted with Core Samples (FBDM)	11-5
Figure 11-3 Drill Core Field 2016-2018 Duplicate Au Assays (FBDM)	11-7
Figure 11-4 Thompson-Howarth Estimate of Precision	11-7
Figure 11-5 Relative Difference of Check Assays Analyzed in 2018	11-8
Figure 11-6 QQ Plot of Check Assays Analyzed in 2018	11-9
Figure 14-1 Drill Hole Location and Resource Wireframes 2018	14-6
Figure 14-2 Drill Hole Location and Resource Wireframes 2016 vs. 2018	14-7
Figure 14-3 Domain Assignment (Wireframe) Volume 2016 vs. 2018	14-8
Figure 14-4 Domain Box Plots	14-9
Figure 14-5 Capping Definition of CLX1 Zone	14-12
Figure 14-6 Capping Definition of CLX2 Zone	14-13
Figure 14-7 Capping Definition of EDEEP_CLX1 Zone	14-14
Figure 14-8 Capping Definition of LGT Zone	14-15
Figure 14-9 Capping Definition of Canto CARB Zone	14-16
Figure 14-10 Capping Definition of Canto QTZ Zone	14-17
Figure 14-11 Capping Definition of VQ Target	14-18
Figure 14-12 Capping Definition of F Zone	14-19
Figure 14-13 Capping Definition of G Zone	14-20
Figure 14-14 Capping Definition of PPQ Zone	14-21
Figure 14-15 Histogram of Sample Lengths	14-22
Figure 14-16 CLX1 Variogram	14-25
Figure 14-17 CLX2 Correlogram	14-26
Figure 14-18 EDEEP Zone Correlogram	14-27
Figure 14-19 LGT Correlogram	14-28
Figure 14-20 Canto CARB Variogram	14-29
Figure 14-21 Canto 2 QTZ Correlogram	14-30
Figure 14-22 VQ Correlogram	14-31
Figure 14-23 F Zone Correlogram	14-32
Figure 14-24 G Zone Correlogram	14-33
Figure 14-25 PPQ Correlogram	14-34
Figure 14-26 Block Model MUG Vertical Cross Section E90425	14-49
Figure 14-27 Block Model MUG Vertical Cross Section E91550	14-50
Figure 14-28 CLX1 Swath Plot	14-51
Figure 14-29 F Zone Mineral Resource Tonnes and Grade at Various Cut-off Grades	14-55
Figure 14-30 Classification of F and G Zones	14-57
Figure 14-31 1.0 g/t Au Grade Shell Wireframes for F and G Zones	14-60
Figure 14-32 Stope and Pit Design for F and G Zones	14-61
Figure 15-1 Slab Model Stope Design Model	15-7
Figure 16-1 Typical Underground Development and Stope Mining	16-4
Figure 17-1 Process Flow Sheet	17-2
Figure 17-2 FBDM Plant Site Layout	17-3
Figure 17-3 January 2017 to May 2018 FBDM Mill Production, Budgeted vs. Actual	17-11
Figure 17-4 Gold Recovery and Gold Grade for January 2017 TO May 2018	17-12
Figure 17-5 Reagent Consumptions in January 2017 to May 2018	17-13
Figure 17-6 Power Consumption in January 2017 to May 2018	17-13
Figure 17-7 Plant Unit Operating Costs in January 2017 to May 2018	17-14
Figure 20-1 Legal Reserve Areas	20-4
Figure 20-2 Acid Base Accounting Characterization	20-8
Figure 20-3 Field Lysimeter Design	20-10

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1 Summary

Executive Summary

On May 24, 2018, Leagold Mining Corporation (Leagold) acquired Brio Gold Inc. (Brio), which included ownership of three operating mines in Brazil: Fazenda Brasileiro Desenvolvimento Mineral Mine (FBDM, Fazenda Brasileiro Mine, or the Mine), Pilar, and Riacho dos Machados mines, as well as the Santa Luz Project, which is a permitted mine currently on care and maintenance.

In June 2018, Roscoe Postle Associates Inc. (RPA) was retained by Leagold to prepare an independent Technical Report on the Fazenda Brasileiro Mine, located in Bahia state, Brazil. The purpose of this Technical Report was to support the disclosure of the Mineral Resource and Mineral Reserve estimates prepared by FBDM staff and reviewed by RPA for the FBDM operations as of May 31, 2018.

On March 10, 2020, Equinox Gold Corp. (Equinox Gold or the Company) acquired all of the issued and outstanding shares of Leagold resulting in Leagold being a wholly-owned subsidiary of Equinox Gold. Equinox Gold is a Canadian mining company listed on the Toronto Stock Exchange and NYSE American, with operations in California, USA, Mexico, and Brazil.

This Technical Report is readdressed to Equinox Gold. The effective date of the technical information in this Technical Report is May 31, 2018.

As of the date of this readdressed Technical Report, Equinox Gold has advised that the exploration permits and mining concessions in Section 4 are in good standing. Equinox Gold has all required environmental licences and permits to conduct the proposed work on the property. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). RPA visited the property on June 21 and 22, 2018.

FBDM is primarily an underground mine, with supplementary small open pits, which has been operational since 1984. FBDM started as a heap leach operation, however, a carbon-in-pulp (CIP) milling facility was added in 1988 to process underground ore. The plant was subsequently converted to pre-aeration with carbon-in-leach (CIL). In 2017, approximately 1.3

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million tonnes of ore were mined and processed, producing a total of approximately 61,000 ounces of gold, with most of the ore sourced from the underground mine. FBDM’s production since 1984 until May 2018 totalled approximately 3.2 million ounces of gold.

The current Mineral Resource estimate, inclusive of Mineral Reserves, is summarized in Table 1-1. Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) definitions) were followed for presenting the FBDM Mineral Resources and Mineral Reserves.

Table 1-1 Mineral Resource Summary as of May 31, 2018

Fazenda Brasileiro Mine

Category	Tonnage (000 t)	Au Grade (g/t)	Au Ounces (000 oz)
Measured
Underground	3,700	2.35	280
Open Pit	1,170	1.57	59
Total Measured	4,870	2.17	339

Indicated
Underground	2,370	2.66	203
Open Pit	300	1.63	16
Total Indicated	2,670	2.55	219

Measured + Indicated
Underground	6,070	2.47	483
Open Pit	1,470	1.59	75
Total Measured + Indicated	7,540	2.30	558

Inferred - Underground	5,260	2.58	436
Inferred - Open Pit	780	1.61	40
Total Inferred	6,040	2.45	476

Notes:
1.	CIM (2014) definitions were followed for Mineral Resources.
2.	Mineral Resources are reported at a cut-off grade of 0.40 g/t Au for Open Pit and 1.0 g/t Au for underground.
3.	Mineral Resources are inclusive of Mineral Reserves.
4.	Mineral Resources are estimated using a gold price of US$1,500 per ounce and a US$/R$ exchange rate of R$3.70 = US$1.00.
5.	A minimum mining width of 1.0 m was used for underground Mineral Resources.
6.	Bulk density ranges from 2.72 t/m3 to 3.00 t/m3.
7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8.	Numbers may not add due to rounding.

The current Mineral Reserve estimate is presented in Table 1-2.

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Table 1-2 Mineral Reserve Summary as of May 31, 2018

Fazenda Brasileiro Mine

Category	Tonnage (000 t)	Au Grade (g/t)	Au Ounces (000 oz)

Proven
Underground	1,456	1.94	91
Open Pit	1,176	1.57	59
Sub-total Proven	2,632	1.77	150

Probable
Underground	2,726	1.91	168
Open Pit	29	1.64	2
Sub-total Probable	2,756	1.91	169

Total Proven & Probable	5,387	1.84	319

Notes:
1.	CIM (2014) definitions were followed for Mineral Reserves.
2.	Mineral Reserves are reported at a cut-off grade of 1.29 g/t Au for underground material and 0.64 g/t Au to 0.72 g/t Au for open pit material.
3.	Mineral Reserves are estimated using an average long-term gold price of US$1,200 per ounce and a US$/R$ exchange rate of R$3.70 = US$1.00.
4.	A minimum mining width of 3.0 m was used for underground Mineral Reserves.
5.	Bulk density ranges from 2.72 t/m3 to 3.00 t/m3.
6.	Numbers may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource or Mineral Reserve estimate.

Conclusions

Based on the site visit, discussions with FBDM personnel, and available information, RPA offers the following conclusions.

Geology and Mineral Resources

•	RPA has reviewed the FBDM Mineral Resource estimates dated May 31, 2018 and is of the opinion that the parameters, assumptions, and methodology used are appropriate for the style of mineralization.
•	The geological model employed by Leagold is reasonably well understood, and it is well supported by field observations in both outcrop and drill core.
•	Sampling and assaying have been carried out using industry standard quality assurance/quality control (QA/QC) practices. These practices include, but are not limited to, sampling, assaying, chain of custody of the samples, sample storage, use of third-party laboratories, standards, blanks, and duplicates.
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•	Interpretations of the geology and the three dimensional (3D) wireframes of the estimation domains derived from these interpretations, appear to be reasonable.
•	The resource model has been prepared using appropriate methodology and assumptions, including:
o	Treatment of high grade assays;
o	Compositing length;
o	Search parameters;
o	Bulk density;
o	Cut-off grade; and
o	Classification.

•	The block model has been validated using a reasonable level of rigour consistent with common industry practice.
•	Mineral Resources for FBDM comply with all disclosure requirements for Mineral Resources as set out in NI 43-101.
•	Exploration potential exists laterally along strike to the north and south and at depth below the existing FBDM operations. The area has seen 40 years of extensive geologic exploration along the mineral trend and has successfully identified additional underground and open pit resources that are in various stages of mine development. This exploration success is anticipated to continue into the future, but will include some deeper targets.

Mining and Mineral Reserves

•	The mining methods utilized at FBDM include both conventional open pit mining and underground mechanized sub-level stoping. These methods are appropriate for the deposit.
•	Proven and Probable Mineral Reserves for the Mine, as of May 31, 2018, total 5.4 million tonnes (Mt) grading 1.84 g/t Au, containing 319,000 oz of gold.
•	The bulk of the mill feed is being sourced from underground. Small open pits are used to supplement the underground production. Total mining capacity is approximately 3,300 tonnes per day (tpd).
•	Five separate declines originate on surface and access the various orebodies over a strike length of several kilometres. The deepest level for underground workings is the -750 RL (metres below the Mine’s reference elevation).
•	The underground workings have good ground conditions that do not require any special support to ensure stable openings.
•	The LOM mining and processing schedules are based on Mineral Reserves only.
•	The Mineral Reserve estimates have been prepared using appropriate methodology and assumptions including:

o	Dilution;
o	Mining extraction;
o	Ground conditions;
o	Access development;
o	Stope design;
o	Extraction sequence;
o	Productivities;

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o	Operating costs;
o	Sustaining capital costs.

•	Through annual development and definition diamond drilling programs, FBDM has been successful in converting a sufficient quantity of Mineral Resources to Mineral Reserves to replace the Mineral Reserves extracted and processed during the year. This conversion of Mineral Resources to Mineral Reserves has been repeated annually for more than a decade.
•	RPA is of the opinion that the Mineral Reserves are being estimated in an appropriate manner using current mining software and procedures consistent with reasonable practice.

Metallurgical Testwork and Mineral Processing

•	The mineral processing facilities are operating well, are performing close to projected ore throughput and gold production levels, and are keeping up with mining rates. The gold grades are expected to decrease in the future, and an increased production rate along with the successful discovery of higher-grade material as a result of continued exploration drilling will be required to compensate for a decrease in the mined head grade.
•	The plant facilities require some refurbishment as well as normal maintenance. The structural steel in the grinding, leaching, and acid wash circuits is showing significant deterioration due to corrosion. Maintenance work includes replacement of the structural steel on a periodic basis and over a span of several years during ongoing operations. Maintenance work including refurbishment of equipment and structures will be a high priority in the future.
•	The pre-aeration circuit is configured for processing sulphide and carbonaceous ores. The leach circuit has been converted to allow pre-aeration for sulphide oxidation followed by CIL, which then flows into the former CIP circuit, which is now operated as an extension of the CIL circuit. More carbonaceous ores are expected in the future.

Environmental Aspects

•	FBDM has a comprehensive environmental policy, partially inherited from Yamana Gold Inc. (Yamana) and Companhia Vale do Rio Doce (CVRD) operations, previous owners of FBDM. This policy has been developed in line with the Plan of Recovery of Degraded Area Document (PRAD) as outlined by the relevant Brazilian authority. The environmental authorities in Brazil use the PRAD as a commitment for the Company to complete the rehabilitation on mine closure.
•	FBDM is an established gold mine with a 34-year history and an established track record with the Brazilian and Bahia state government regulatory agencies. The operation has all relevant permits in place along with management plans and monitoring programs. The permits require periodic renewal. Applications have been submitted to the appropriate agencies for the permits nearing expiration. The water discharge and withdrawal permits are under renewal and are valid during the renewal approval process.
•	A detailed acid rock drainage (ARD) evaluation of the tailings was carried out in 2012. A total of 57 samples of tailings were collected from the three existing tailings facilities and almost 100% of samples presented a neutralization potential two times higher than the acid generation potential.
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•	The arsenopyrite and pyrrhotite in the tailings facilities have low potential to become future ARD generators, as the proportion of carbonates is well in excess of the amount of the sulphides. FBDM has developed a field procedure to test different types of tailings covers which, when implemented, will reduce the amount of contaminants in the dam's toe drains by preventing surface water runoff and precipitation from having contact with the tailings.

Social Aspects

•	FBDM has developed an exemplary and creditable program for social and community involvement in the area of the FBDM operations, which should be maintained for the life of the mine.
•	The main socioeconomic impacts that will be generated by the FBDM closure include unemployment, decreased tax revenues, end of demand for local regional suppliers, reduction in personal income, and the end of projects with the local communities. FBDM has developed mitigation measures for some of these impacts.

Capital and Operating Costs

•	The LOM plan capital cost estimate includes sustaining capital expenditures, followed by closure and reclamation. The capital cost of these activities is estimated to total US$61.1 million and is based on a R$/US$ exchange rate of 3.7.
•	LOM plan operating costs are estimated to total US$197.3 million, which averages US$36.60 per tonne milled.

Risks

•	FBDM has been in production since 1984 and is a mature operation. In RPA’s opinion, there are no significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information, mineral resource or mineral reserve estimates, or projected economic outcomes.

Recommendations

RPA makes the following recommendations:

Mineral Resource Estimate

•	Geologic Model (Leapfrog)
o	Ensure that Hanging Wall and Footwall points are properly assigned to the individual wireframes to eliminate or reduce the number of “gaps” in the wireframe.
o	Compress controlling boundaries and eliminate pinch outs to allow for better modelling of grade continuity across lithologies.
o	Set minimum mining thickness to 1.0 m.
o	Clip or remove all isolated one-hole based wireframes or include them within the main controlling boundary.
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•	Block Model
o	If wireframes are built using a specific lithology code, ensure that all blocks within the wireframe are assigned the same number.
o	Ensure that all wireframes (triangulations) are properly closed and validated, including mine design shapes.
o	Reduce parent block size of underground models from 10 m by 10 m x 1 m to 2 m x 2 m x 2m with sub-blocks set to a minimum size of 1 m x 1 m x 0.5 m to reduce smoothing of local grade variabilities.

•	Interpolation Parameters
o	Ensure that the search ellipsoids are properly aligned along the geometric orientations (strike, dip, and plunge) of the wireframe or use dynamic anisotropy search to minimize horizontal striping of grades.

•	Mineral Resources
o	Ensure the waste volumes that do not have a grade are filled with blocks with an assigned grade value of zero for reconciliation.
o	Complete an underground survey program on the unsurveyed mine workings in the Main Underground (MUG) area.

Mining and Mineral Reserves

•	The average Mine Call Factor (MCF) for 2017 is 101% with the greatest variation from the detailed mine planning model versus process plan (MO) comparison. There are also wide monthly fluctuations in the long term versus short term model (MM) comparison and consistent underestimation of gold content in the short term model versus mine planning (MP) comparison. RPA recommends that FBDM further evaluate the reasons for the variations in all of the models so that appropriate changes can be identified with the goal of improving the model predictive capability and accuracy.

Mineral Processing

•	The plant facilities require refurbishment as well as normal maintenance. Further refurbishment work in critical areas including grinding, leaching, CIL and the carbon acid washing and elution circuit should be carried out.
•	Work in optimizing the CIL circuit and testing of any new ore types that will be processed in the future, especially ores containing significant amounts of carbon should be continued.

Environmental Aspects

•	ARD generation has been associated with pyrrhotite, pyrite, and arsenopyrite in some of the metallurgical testing at FBDM, potentially resulting in increasing acidity within the tailings facilities over an extended period of time (years and decades). However, the arsenopyrite and pyrrhotite in the FBDM tailings ponds have low potential to become future ARD generators, as the proportion of carbonates is well in excess of the amount of the sulphides. An ongoing measurement and monitoring program would allow this risk to be minimized.
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Economic Analysis

Under NI 43-101 rules, “producing issuers”, as that term is defined in NI 43-101, may exclude the information required for Section 22 Economic Analysis on properties currently in production, unless the technical report includes a material expansion of current production. RPA notes that Equinox Gold is a producing issuer, FBDM is currently in production, and a material expansion is not being planned at this time. RPA has performed an economic analysis of FBDM using the estimates presented in this Technical Report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

Technical Summary

Property Description and Location

The FBDM is located in Bahia state, Brazil, at 11º 27' south latitude and 39º 03' west longitude. The Mine is approximately 180 km northwest of the state capital city of Salvador. Topography is gently rolling with elevations of 300 metres above sea level (MASL) to 500 MASL. Relief is generally 50 m to 100 m, although there are occasional hills and series of hills rising 200 m to 300 m. Vegetation is generally sparse.

Land Tenure

The FBDM property covers an area totalling 49,555.48 ha including 35 exploration permits, eight mining permits, three mining permits in application, and one exploration permit with a final positive report in application.

History

Modern production at FBDM began circa 1984. The primary operators of the Mine since 1984 have been CVRD (1984 to 2003), Yamana (2004 to 2014), and Brio (2015 to 2018). Leagold operated FBDM following the acquisition of Brio on May 24, 2018. Approximately 3.2 million ounces of gold have been produced as of May 2018.

Geology and Mineralization

FBDM is located within the Rio Itapicurú Greenstone Belt (RIGB), a 100 km long, 60 km wide north-south trending volcano-sedimentary belt situated within the São Francisco Craton.

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The structural history of the area is complex, with at least three phases of ductile and ductile- brittle deformation followed by late brittle faulting, which laterally offset the FBDM mineralization by up to 100 m.

FBDM is an epigenetic, structurally controlled, and hydrothermally altered Precambrian quartz vein hosted lode gold deposit that has been subjected to greenschist facies metamorphism. There is some suggestion of a partial syngenetic origin for the gold because of the anomalous gold content (0.05 g/t Au to 0.10 g/t Au) throughout visibly unmineralized quartz-chlorite schist.

The main mineralization, in the form of sulphide-bearing quartz veining, is associated with a second deformation event. These multiple vein systems vary in true width from 1.5 m to 40 m and horizontal mining widths vary from a minimum 3 m to 40 m. The regional strike of mineralization is north-south, while, locally, the veins are generally arcuate in an east-west trend and south dipping at 40° to 70°, with a shallow to moderate east plunge. The plunge, however, is quite variable, with some zones plunging westerly.

Exploration Status

Recent exploration at FBDM has mostly been drilling to increase and/or replace reserves depleted during mining. Much of this exploration drilling has been carried out from underground drifts with the objective of identifying new resources and converting resources to reserves. A deeper drilling program has been designed and implemented to extend the underground Mineral Resources at depth and to the east.

The primary focus of recent exploration was the 10 km long east-west trending and south dipping shear zone (Weber Belt), which is abruptly folded towards the south near its western extremity. The Weber Belt also hosts the Barrocas Oeste, Papagaio, Logoa do Gato, and Canto zones, all of which are present or have had past small-scale production.

Mineral Resources

Based on internal production records and discussions with the FBDM mine team, FBDM geologists noticed variable differences in grade and recovery percentages across the zone boundaries compared to their short-term mining block model. As a result, FBDM initiated a program in 2017 to reinterpret the mineralized zones based on better understandings of the geology, grade continuity, and structural controls in the area. This work is ongoing in 2018.

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The current Mineral Resource estimate as reported in Table 1-1 is based on this reinterpretation. RPA subsequently audited the model as received from Leagold and found that it was reasonably prepared and provided a good representation of the geologic data.

The methodology of estimating Mineral Resources by FBDM staff includes:

•	Statistical analysis and variography of gold values in the assay database.
•	Geological and mineralized envelope models developed using Leapfrog Geo software.
•	Construction of a block model using Datamine.
•	Grade interpolation using Ordinary Kriging (OK) or Inverse Distance Squared (ID2).

As of May 31, 2018, Measured plus Indicated Mineral Resources, inclusive of Mineral Reserves, are estimated to total 7,540,000 tonnes at an average grade of 2.30 g/t Au containing approximately 558,000 oz of gold (Table 1-1). Inferred Mineral Resources are estimated at 6,040,000 tonnes grading 2.45 g/t Au containing approximately 476,000 oz of gold.

Mineral Reserves

RPA reviewed and validated the Mineral Reserve estimates as received from Leagold. These Mineral Reserves are a combination of the open pit and underground operations and stockpiles. The Mineral Reserves are generated based on mine designs applied to the Mineral Resource model. The design methodology uses both the cut-off grade estimation and economic assessment to design and validate the Mineral Reserves. Wireframes are also created for the mined volumes by the mine survey personnel. The resource models are constrained by stope and development void spaces in the underground mine as well as the volume depleted from the open pit. FBDM maintains a system of both ore and low grade stockpiles.

The Mineral Reserves for the FBDM operations are shown in Table 1-2. As of May 31, 2018, Proven and Probable Mineral Reserves are estimated to total 5,387,000 tonnes at an average grade of 1.84 g/t Au containing approximately 319,000 oz of gold.

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Mining Methods

Open Pit

Many of the identified mineralized lenses outcrop to surface. Over the course of the operation’s history, several shallow open pits have been excavated to extract these near surface deposits. Currently, several small open pits are in operation, and mining is being completed using contractors. Typically, these small pits are 30 m to 50 m deep and employ air-track drills and backhoe excavators for mining, and highway-type trucks for haulage to the mill.

Underground

The main access to the underground operation is through a series of declines. Over the life of the operations, eight main declines - the B, C, D, E, F, G, EW, and EDEEP - have been developed along the strike of the mineralization. A main central shaft (470 m deep) exists, however, it is no longer used for hoisting as the portion of the deposit located within economic distance of the shaft has been mined out. The shaft is now utilized only as a part of the escapeway and ventilation circuit.

Underground mining employs blast hole stoping from sub-levels developed along the trend of the mineralization. The stoping areas are accessed initially from 5 m wide by 5.5 m high main haulage ramps developed at 12% road grade in the footwall, which leads to primary development crosscuts of 4.5 m wide by 5.1 m high, and secondary development drifts and crosscuts of 4.5 m wide by 4.7 m high. Sub-levels are spaced at 25 m vertical intervals. Mined out stopes are not backfilled.

Sub-levels are developed into the stoping areas and fan drilling of blast holes into the mineralization is used to further define the boundaries of the mineralization and design the ultimate blast patterns. Remote-controlled 12 t Load-Haul-Dump (LHD) machines are used to load and haul the ore from the stoping areas to 25 t and 35 t articulated haulage trucks at loading points in the sub-levels.

The sub-horizontal plunge and approximate 45° dip of the orebody, combined with a thickness up to 40 m, provides for low development and operating costs. Maximum stope heights are 20 m. Future operations in the deeper areas of E Ramp will have higher haulage costs that will be partially offset by the shorter underground haulage in the F and G Ramps.

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All bodies have a planned dilution of 15%, except for the EDEEP, which has a dilution of 18%. Planned mining recovery was estimated to be 90%.

Mineral Processing

Production at FBDM began in 1984 using heap leaching. A conventional cyanide leaching and CIP plant, Circuit 1, was then added to treat the underground ore at a rate of 34 tonnes per hour (tph). In 1991, the plant was expanded by adding a second 95 tph circuit, Circuit 2, to give a total capacity of 120 tph or approximately 960,000 tonnes per annum (tpa). Currently the two leaching circuits operate with pre-aeration and CIL. With improvements made over time, the plant is capable of processing 175 tph, approximately 1,200,000 tpa. The heap leach operation was discontinued sometime between 2003 and 2007.

Project Infrastructure

FBDM has been operational for 34 years and has all of the necessary roads, powerlines, access, medical facilities, and employee support communities. The major assets and facilities associated with FBDM are:

•	The open pit mines and associated waste dumps and haul roads.
•	The underground mines and mine development.
•	Open pit and underground mining equipment and support equipment.
•	A 1,200,000 tpa CIL plant with crushers, grinding circuit, cyanide leaching circuit, and cyanide destruction circuits.
•	Paste tailings backfill plant.
•	On-site and main access roads.
•	Abundant water from a series of well fields with a total production capacity of 480 m3/h.
•	Four lined tailings impoundments.
•	Power supplied from the local grid.

Market Studies

Gold is the principal commodity at FBDM and is freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. Prices are usually quoted in US dollars per troy ounce.

FBDM has a large number of contracts in place, which is not uncommon for a typical mining operation located in Brazil. The terms of the various contracts are within Brazilian Law.

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The number of contractors in 2018 was 271. This is explained by the use of multiple small local companies. FBDM prioritizes sourcing goods and services through local suppliers, and thereby contributing to the sustainable economic development of local communities.

Environmental, Permitting and Social Considerations

FBDM has been operating for 34 years and therefore all relevant permits have been in place for this period. There are no identified environmental liabilities associated with the tenements.

FBDM has a comprehensive environmental policy, partially inherited from Yamana/CVRD operations. This policy has been developed in line with the PRAD as outlined by the relevant authority. The environmental authorities in Brazil use the PRAD as a commitment for the Company to complete the rehabilitation on mine closure.

A detailed ARD evaluation of the FBDM tailings was carried out in 2012 and analytical results showed that almost 100% of samples presented a neutralization potential two times higher than the acid generating potential. The risks of ARD generation are controlled by the natural presence of carbonates in the mineralogy of the waste rocks, however, it is still possible to find some elevated arsenic concentrations in the water from the tailings dam ponds, according to the water monitoring campaigns carried out through the 34 years at the FBDM site. In order to address the mitigation methods for this potential ARD issue, FBDM has developed a field procedure to test different types of tailings covers and to effectively prevent surficial and meteoric water from contact with the tailings.

Capital and Operating Cost Estimates

The sustaining, non-sustaining and closure/reclamation capital costs for the LOM period of June-December 2018 to 2023 are estimated to be US$61.1 million as shown in Table 1-3. These costs are based on an exchange rate of R$3.70 = US$1.00.

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Table 1-3 Projected Capital Costs

Fazenda Brasileiro Mine

Description	2018 (Jun to Dec) (US$ M)	2019 (US$ M)	2020 (US$ M)	2021 (US$ M)	2022 (US$ M)	2023 and Beyond (US$ M)	Total (US$ M)
Sustaining Capital
Buildings & Infrastructure	0.254	0.809	0.151	0.129			1.343
Machinery & Equipment	0.888						0.888
UG Mine Development	2.469	7.875	2.931	3.546	1.500		18.320
OP Mine Development	1.935	1.933	1.365				5.233
Vehicles	0.173	0.080					0.253
Tailings Dam Expansion	0.357	3.400		1.714			5.471
Sub-Total sustaining	6.076	14.097	4.447	5.389	1.500	0	31.508

Non-sustaining
Machinery & Equipment	2.354	3.185	1.885				7.424
UG Mine Development	0.783						0.783
Exploration	0.299						0.299
Sub-Total Non-sustaining	3.436	3.185	1.885	0	0	0	8.506
Closure & Reclamation	0.100	1.243	1.919	3.650	2.650	11.520	21.082
Total	9.612	18.525	8.251	9.039	4.150	11.520	61.096

Operating costs for the period 2015 to mid-2018 averaged US$39.45 per tonne milled as shown in Table 1-4.

Table 1-4 Actual Unit Operating Costs - 2015 to May 2018

Fazenda Brasileiro Mine

Activity	2015 (US$/t milled)	2016 (US$/t milled)	2017 (US$/t milled)	Jan to May 2018 (US$/t milled)	Average (US$/t milled)
Open Pit Mining	1.61	2.56	3.19	4.02	2.67
Underground Mining	18.78	17.92	20.40	22.57	19.48
Milling	12.48	13.18	13.35	13.67	13.10
General & Administration	3.66	5.00	4.02	3.92	4.20
Total	36.53	38.66	40.97	44.18	39.45
Exchange Rate (BRL/USD)	3.33	3.49	3.19	3.38	3.34

LOM operating costs, estimated to total US$197.3 million, are summarized in Table 1-5 and are based on an exchange rate of R$3.70 = US$1.00. This translates into an average operating cost of US$36.60 per tonne milled as detailed in Table 1-6.

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Table 1-5 Projected Total Operating Costs

Fazenda Brasileiro Mine

Activity	2018 (Jun-Dec) (US$M)	2019 (US$M)	2020 (US$M)	2021 (US$M)	2022 (US$M)	Total (US$M)
Open Pit Mining	1.1	4.2	3.9	5.4	4.9	19.5
Underground Mining	15.6	26.7	21.8	15.0	10.0	89.1
Milling	8.5	14.4	13.5	11.1	10.9	58.4
General & Administration	5.3	6.3	6.3	6.3	6.2	30.3
Total	30.5	51.7	45.5	37.7	31.9	197.3

Table 1-6 Projected Unit Operating Costs

Fazenda Brasileiro Mine

Activity	2018 (Jun-Dec) (US$/t milled)	2019 (US$/t milled)	2020 (US$/t milled)	2021 (US$/t milled)	2022 (US$/t milled)	Average (US$/t milled)
Open Pit Mining	1.40	3.20	3.10	5.30	4.90	3.60
Underground Mining	19.90	20.10	17.40	14.60	10.00	16.50
Milling	10.80	10.80	10.80	10.80	10.80	10.80
General & Administration	6.70	4.70	5.00	6.20	6.20	5.60
Total	38.90	38.80	36.40	36.90	31.80	36.60

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2 Introduction

On May 24, 2018, Leagold Mining Corporation (Leagold) acquired Brio Gold Inc. (Brio), which included ownership of three operating mines in Brazil: Fazenda Brasileiro Desenvolvimento Mineral Mine (FBDM, Fazenda Brasileiro Mine, or the Mine), Pilar, and Riacho dos Machados mines, as well as the Santa Luz Project, which is a permitted mine currently on care and maintenance.

In June 2018, Roscoe Postle Associates Inc. (RPA) was retained by Leagold to prepare an independent Technical Report on the Fazenda Brasileiro Mine located in Bahia state, Brazil. The purpose of this report was to support the disclosure of the Mineral Resource and Mineral Reserve estimates prepared by FBDM staff and reviewed by RPA for the FBDM operations as of May 31, 2018.

On March 10, 2020, Equinox Gold acquired all of the issued and outstanding common shares of Leagold resulting in Leagold being a wholly-owned subsidiary of Equinox Gold. Equinox Gold is a Canadian mining company listed on the Toronto Stock Exchange and NYSE American, with operations in California, USA, Mexico, and Brazil.

This Technical Report has been readdressed to Equinox Gold. The effective date of the technical information in this Technical Report is May 31, 2018. As of the date of this readdressed Technical Report, Equinox Gold has advised that the exploration permits and mining concessions in Section 4 are in good standing. Equinox Gold has all required environmental licences and permits to conduct the proposed work on the property. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). RPA visited the property on June 21 and 22, 2018.

FBDM is primarily an underground mine, with supplementary small open pits, which has been operational since 1984. FBDM started as a heap leach operation, however, a carbon-in-pulp (CIP) milling facility was added in 1988 to process underground ore. The plant was subsequently converted to utilize pre-aeration with carbon-in-leach (CIL). In 2017, approximately 1.3 million tonnes of ore were mined and processed, producing a total of approximately 61,000 ounces of gold, with most of the ore sourced from the underground mine.

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FBDM’s production since 1984 until May 2018 totalled approximately 3.2 million ounces of gold.

Sources of Information

The site visit to the FBDM property was carried out by Hugo M. Miranda, MBA, ChMC (RM), RPA Principal Mining Engineer, and Mark B. Mathisen, C.P.G., RPA Principal Geologist, on June 21 and 22, 2018. Robert L. Michaud, P.Eng., RPA Associate Mining Engineer; and A. Paul Hampton, P.Eng., RPA Associate Metallurgical Engineer, visited the site on March 17, 2015.

RPA held discussions with the following personnel:

•	Thiago Teixeira, Geology and Mine Planning Manager
•	Carlos Pires - Mineral Resource Coordinator
•	Thiago Souza - Geologist
•	Erivelton Belem - Laboratory Coordinator
•	Ana Luisa Santos Luz - Mine Planning Engineer
•	Raphael Maracajas - Mine Plan Manager
•	Jorge Fernandes - Corporate Resource Manager

Messrs. Miranda, Mathisen, Michaud, and Hampton, are the Qualified Persons taking responsibility for this Technical Report. Mr. Miranda is responsible for the overall preparation of the Technical Report and Sections 2 to 6, 23, and 24 and related disclosure in Sections 1, 25, 26, and 27. Mr. Mathisen is responsible for Sections 7 to 12 and 14 and related disclosure in Sections 1, 25, 26, and 27. Mr. Michaud is responsible for Sections 15, 16, 19, 21, and 22 and related disclosure in Sections 1, 25, 26, and 27 and Mr. Hampton is responsible for Sections 13, 17, 18, and 20 and related disclosure in Sections 1, 25, 26, and 27.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27 References.

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List of Abbreviations

Units of measurement used in this report conform to the metric system. All currency in this report is US dollars (US$) unless otherwise noted.

A	annum	kWh	kilowatt-hour
A	ampere	L	litre
Bbl	barrels	lb	pound
Btu	British thermal units	L/s	litres per second
°C	degree Celsius	m	metre
C$	Canadian dollars	M	mega (million); molar
Cal	calorie	m2	square metre
Cfm	cubic feet per minute	m3	cubic metre
Cm	centimetre	μ	micron
cm2	square centimetre	MASL	metres above sea level
D	day	μg	microgram
Dia	diameter	m3/h	cubic metres per hour
Dmt	dry metric tonne	mi	mile
Dwt	dead-weight ton	min	minute
°F	degree Fahrenheit	μm	micrometre
Ft	foot	mm	millimetre
ft2	square foot	mph	miles per hour
ft3	cubic foot	MVA	megavolt-amperes
ft/s	feet per second	MW	Megawatt
G	gram	MWh	megawatt-hour
G	giga (billion)	oz	Troy ounce (31.1035g)
Gal	Imperial gallon	oz/st, opt	ounces per short ton
g/L	grams per litre	ppb	parts per billion
Gpm	Imperial gallons per minute	ppm	parts per million
g/t	grams per tonne	psia	pounds per square inch absolute
gr/ft3	grains per cubic foot	psig	pounds per square inch gauge
gr/m3	grains per cubic metre	RL	relative elevation
Ha	hectare	s	second
Hp	horsepower	st	short ton
Hr	hour	stpa	short tons per year
Hz	hertz	stpd	short tons per day
in.	inch	t	metric tonne
in2	square inch	tpa	metric tonnes per year
J	joule	tpd	metric tonnes per day
K	kilo (thousand)	US$	United States dollar
Kcal	kilocalorie	USg	United States gallon
Kg	kilogram	USgpm	US gallons per minute
Km	kilometre	V	volt
km2	square kilometre	W	watt
km/h	kilometres per hour	wmt	wet metric tonne
kPa	kilopascal	wt%	weight percent
kVA	kilovolt-amperes	yd3	cubic yard
kW	kilowatt	yr	year

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3 Reliance on Other Experts

This report was prepared by RPA for Leagold and is readdressed to Equinox Gold. The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to RPA at the time of preparation of this report, and
•	Assumptions, conditions, and qualifications as set forth in this report.

For the purpose of this report, RPA has relied on ownership information provided by Equinox Gold. RPA has not researched property title or mineral rights for FBDM and adjoining deposits and expresses no opinion as to the ownership status of the property.

RPA has relied on Equinox Gold for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from the FBDM.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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4 Property Description and Location

Property Location

FBDM is located in east central Brazil close to the Atlantic coast, in the eastern part of Bahia state, 180 km northwest of the state capital city of Salvador as shown in Figure 4-1. Topographic coordinates of the Mine area are 11º 27' south latitude and 39º 03' west longitude.

Mineral and Surface Rights in Brazil

Brazilian mining laws and concession ownership are administered by the National Department of Mineral Production (Departamento Nacional de Produção Mineral, or DNPM), the Federal Mining agency. In Brazil, all mineral ownership has standard protocols and applications for all aspects of exploration and mining of mineral deposits.

The exploration and exploitation of mineral deposits in Brazil are defined and regulated in the 1967 Mining Code and overseen by the DNPM. There are two main legal classifications under the Mining Code regulating Exploration and Mining in Brazil: Exploration Permits (“Autorização de Pesquisa”) and Mining Concessions (“Concessão de Lavra”).

Applications for an Exploration Permit (EP) are made to the DNPM and are available to any company incorporated under Brazilian law and maintaining a main office and administration in Brazil. EPs are granted following submission of required documentation by a legally qualified Geologist or Mining Engineer, including an exploration plan and evidence of funds or financing for the investment forecast in the exploration plan. An annual fee per hectare ranging from US$0.35 to US$0.70, is paid by the holder of the EP to the DNPM, and reports of exploration work performed must be submitted. During the period where a formal EP application has been submitted by a company for an area, which has not yet been granted, exploration works are permitted with the exception of drilling. In this document, these areas are referred to as Exploration Claims.

EPs are valid for a maximum of three years, with a maximum extension equal to the initial period, issued at the discretion of the DNPM. The annual fee per hectare increases by 50% during the extension period. After submission of a Final Exploration Report, the EP holder

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may request a mining concession. Mining concessions are granted by the Brazilian Ministry of Mines and Energy, are renewable annually, and have no set expiry date. The concessions remain in good standing subject to submission of annual production reports and payments of royalties to the federal government.

For those areas where the maximum extension of an EP has been reached, and a positive Final Exploration Report and mining concession request has not been submitted by the company, the EP is no longer held by the company and the area is designated with a status of “Available”. Following expiry, the DNPM will accept EP applications from the public, including the first owner, for a period of 60 days. In this document, where FBDM is re-applying for these claims, the areas are referred to as “Re-Application for Exploration Permit in Process”. If any valid, external EP applications are submitted during this period in addition to FBDM’s application, the DNPM will review, with consideration of the work completed, and decide to whom they will issue the permit. Before a decision is reached, claim status is set to “In Dispute”.

Surface rights can be applied for if the land is not owned by a third party. The owner of an EP is guaranteed, by law, access to perform exploration field work, provided that adequate compensation is paid to third party landowners and the EP holder accepts all environmental liabilities resulting from the exploration work.

Land Tenure

The FBDM property covers an area totalling 49,555.48 ha including 35 EPs (37,335.14 ha), eight mining permits (7,732.04 ha), three mining permits in application (2,556.46 ha), and one exploration permit with final positive report in application (Figure 4-2). The EPs are listed in Table 4-1, exploration permit with final positive report in application is listed in Table 4-2, and mining concessions are listed in Table 4-3, and reflect status as of November 2018.

RPA is not aware of any environmental liabilities on the property. Equinox Gold has all required permits to conduct the proposed work on the property. RPA is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform the proposed work program on the property.

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Table 4-1 Exploration Permit List Fazenda Brasileiro Mine

DNPM Number	Application Date	Expiry Date	Area (ha)	Status
870.497/11	7-Feb-11	21-Mar-20	582.74
870.946/11	15-Mar-11	4-Jan-20	792.01
871.020/89	1-Aug-89	21-Mar-19	959.12
870.143/12	19-Jan-12	14-Sept-18	998.11	Renewal Pending
870.144/12	19-Jan-12	14-Sept-18	490.07
870.145/12	19-Jan-12	14-Sept-18	948.92	Renewal Pending
870.315/12	9-Feb-12	14-Sept-18	193.88	Renewal Pending
870.423/11	31-Jan-11	3-Sept-18	26.77	Renewal Pending
870.461/12	22-Feb-12	14-Sept-18	77.26	Renewal Pending
870.637/09	6-May-09	3-Sept-18	1,973.79	Renewal Pending
870.765/12	22-Mar-12	14-Sept-18	2,000.00	Renewal Pending
870.769/12	22-Mar-12	14-Sept-18	1,920.86	Renewal Pending
872.022/12	25-Sept-12	15-Sept-18	999.91	Renewal Pending
872.253/12	22-Oct-12	15-Sept-18	1,105.17	Renewal Pending
872.282/12	24-Oct-12	15-Sept-18	999.90	Renewal Pending
872.313/10	13-Oct-10	3-Sept-18	1,912.20	Renewal Pending
874.678/11	6-Dec-11	15-Sept-18	1,000.05	Renewal Pending
870.090/15	20-Jan-15	29-Oct-18	220.49	Renewal Pending
872.045/13	28-Aug-13	8-Dec-18	1,174.79
872.282/13	8-Dec-15	8-Dec-18	1,924.77
872.554/15	6-Nov-15	31-May-19	1,000.01
872.556/15	6-Nov-15	31-May-19	1,566.61
871.470/16	12-Jul-16	17-Oct-19	414.44
871.473/16	12-Jul-16	17-Oct-19	1,999.45
871.476/16	12-Jul-16	17-Oct-19	999.66
871.521/16	14-Jul-16	19-Oct-19	1,130.87
871.522/16	14-Jul-16	19-Oct-19	1,999.21
871.528/16	14-Jul-16	6-Oct-19	932.50
871.836/16	10-Aug-16	20-Mar-20	1,945.61
871.856/16	11-Aug-16	20-Mar-20	1,128.85
870.553/17	2-Mar-17	27-Jun-20	1,293.65
871.429/17	12-Jul-17	21-Dec-20	1,634.04
871.430/17	12-Jul-17	21-Dec-20	598.33
871.431/17	12-Jul-17	21-Dec-20	190.84
871.496/17	19-Jul-17	11-Jan-21	200.26

Note. As of the date of this readdressed report, Equinox Gold has advised that all exploration permits are in good standing.

Equinox Gold Corp. – Fazenda Brasileiro Mine, Project #3233 Technical Report NI 43-101 – March 26, 2020	Page 4-3

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Table 4-2 Exploration Permit with Final Positive Report
Fazenda Brasileiro Mine

DNPM Number	Application Date	Area (ha)	Status
870.827/11	10-Mar-2011	1,931.84	Final Report under Evaluation
Total	1	1,931.84

Table 4-3 Mining Concession List
Fazenda Brasileiro Mine

DNPM Number	Date of Application	Date of Award	Status	Area (ha)
802.203/75	16-Mar-89	28-Jan-94	Mining Concession	1,000.00
802.206/75	16-Mar-89	28-Jan-94	Mining Concession	1,000.00
802.212/75	16-Aug-84	3-Mar-86	Mining Concession	1,000.00
802.266/78	26-Oct-88	28-Jan-94	Mining Concession	1,000.00
807.869/75	17-Nov-83	3-Oct-84	Mining Concession	875.74
870.226/82	10-Oct-90	4-Sep-95	Mining Concession	856.30
870.425/85	5-May-94	14-Aug-06	Mining Concession	1,000.00
871.077/84	29-Jun-05	13-Sep-06	Mining Concession	1,000.00
802.264/78	26-Jun-81		Application Submitted	669.82
802.265/78	29-May-91		Application Submitted	949.68
870.898/83	14-Jul-95		Application Submitted	936.96
Total	11			10,288.50

Royalties

The Brazilian government collects a 1.5% gross revenue royalty on all gold operations in Brazil. This royalty is split among the various levels of government with 65% of the royalty payable to the Municipality (this portion of the royalty is split further between Barrocas (52%), Teofilândia (26%) and Araci (22%)), 23% of the royalty paid to the Bahia state government, and the remaining 12% of the royalty paid to the federal government.

Under Brazilian law, surface owners have a right to a 0.5% gross revenue royalty. FBDM owns most of the surface rights over planned production areas, however, there are a few small parcels of land for which this royalty applies.

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Figure 4-1 Location Map

Legend:
International Boundary
State Boundary
National Capital
State Capital
Road
Railway
FAZENDA BRASILEIRO MINE
NORTH ATLANTIC OCEAN
SOUTH ATLANTIC OCEAN
SOUTH PACIFIC OCEAN
BRAZIL
VENEZUELA
GUYANA
SURINAME
French Guiana (FRANCE)
COLOMBIA
PERU
BOLIVIA
PARAGUAY
CHILE
ARGENTINA
URUGUAY
TRINIDAD AND TOBAGO
AMAPA
AMAZONAS
PARA
MARANHAO
CEARA
RIO GRANDE DO NORTE
PARAIBA
PERNAMBUCO
ALAGOAS
SERGIPE
PIAUI
BAHIA
TOCANTINS
ACRE
RONDONIA
MATO GROSSO
GOIAS
DISTRITO FEDERAL
MINAS GERAIS
ESPIRITO SANTO
RIO DE JANEIRO
SAO PAULO
MATO GROSSO DO SUL
PARANA
SANTA CATARINA
RIO GRANDE DO SUL
Equator
Caracas
Port-of-Spain
Georgetown
New Amsterdam
Paramaribo
Cayenne
Oiapoque
Bogota
Macapa
Belem
Sao Luis
Parnaiba
Fortaleza
Teresina
Natal
Joao Pessoa
Recife
Maceio
Aracaju
Salvador
Juazeiro
Salgueiro
Picos
Barreiras
Vitoria da Conquista
Ilheus
Manaus
Careiro
Santarem
Altamira
Itaituba
Maraba
Carajas
Araguaina
Boa Vista
Humaita
Porto Velho
Rio Branco
Cachimbo
Cuiaba
Rondonopolis
Caceres
Brasilia
Goiania
Uberlandia
Belo Horizonte
Vitoria
Campo Grande
Corumba
Sao Paulo
Santos
Rio de Janeiro
Curitiba
Florianopolis
Porto Alegre
Santa Maria
Rio Grande
Asuncion
La Paz
Cochabamba
Santa Cruz
Sucre
Potosi
Buenos Aires
Montevideo
Santiago
Mendoza
Cordoba
Rosario
Lima
Figure 4-1
0 200 400 Kilometres
0 200 400 Miles
N
March 2020

Fazenda Brasileiro Mine

Bahia State, Brazil

Location Map

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Figure 4-2 Land Status Map

39°20'0"W
39°10'0"W
39°0'0"W
11°10'0"S
11°20'0"S
11°30'0"S
N
871.429/2017
872.046/2013
872.282/2013
870.765/2012
870.497/2011
870.827/2011
872.556/2015
874.678/2011
870.769/2012
872.263/2012
871.430/2017
870.143/2012
870.144/2012
870.637/2009
870.145/2012
872.022/2012
871.020/1989
872.313/2010
872.282/2012
871.521/2016
872.554/2015
871.528/2016
870.090/2015
802.265/1978
870.316/2012
802.264/1978
802.266/1978
802.212/1975
802.203/1975
871.478/2016
871.856/2016
870.481/2012
870.946/2011
802.206/1975
807.869/1975
870.226/1982
870.696/1983
870.425/1985
870.423/2011
871.431/2017
870.553/2017
871.496/2017
871.077/1984
871.836/2016
871.470/2016
871.473/2016
871.522/2016
TUCANO
SANTALUZ
ARACI
VALENTE
RETIROLÂNDIA
CONCEIÇÃO DO COITÉ
TEOFILÂNDIA
BARROCAS
SERRINHA
0
10
20
Kilometres
Legend:
Mining Concession
Application for Mining Concession
Final Report Submission
Exploration Permit
Final Report to be submited in Sep-2018
Final Report to be submited in Mar-2019
Final Report to be submited in 2020
Partial Report Submission *
Partial Report to be submited in Oct-2018 *
Partial Report to be submited in Apr-2019 *
Partial Report to be submited in Aug-2019 *
Partial Report to be submited in 2020 *
* Probably to be renewed for more 3 years
City

Figure 4-2

Fazenda Brasileiro Mine

Bahia State, Brazil

Land Status Map

March 2020

Source: PGDM, 2018.

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5 Accessibility, Climate, Local Resources, Infrastructure and Physiography

Accessibility

Access to FBDM from the city of Salvador is via 180 km of paved road on highways BR324 and BA409, and secondary paved highways to the village of Teofilândia, which is located 15 km, by road, southeast of the mine. This final 15 km of the road is unpaved but of good quality. There are numerous direct flights daily from Salvador to São Paulo and other major Brazilian cities, from which connections are available to a variety of international destinations. Various secondary and tertiary roads, some of poor quality, lead from the Mine area to portions of the exploration properties.

Climate

The climate is semi-arid and seasonal variations are minimal, however, rain is more prevalent between November and January. Average annual rainfall, measured on the site, is approximately 500 mm. The average annual temperature is approximately 24ºC with minimal month to month variation. The local climate conditions are conducive to year round mining operations.

Local Resources

The town of Teofilândia serves as the main community for workers at the Mine although a smaller village is located between Teofilândia and the mine. The local population base is approximately 20,000, the vast majority of whom live in Teofilândia. The general area of the exploration properties is inhabited largely by subsistence farmers and garimpeiros (local artisanal miners who work prospect pits on a small scale).

In addition to mining, local economic activity consists of subsistence agriculture, goat herding and cattle ranching. Sisal is the main crop with its sword-shaped leaves being transformed into twine and rope-making material, and more recently, into craft objects for export to Europe.

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Teofilândia is a full service town and along with the Mine has access to electricity from the national power grid. There is a freight-only rail line, which passes through the area in a northwest-southeast direction close to FBDM. The rail line is not used by FBDM.

Infrastructure

Mine site infrastructure includes a 470 m deep vertical shaft; a series of underground ramps; a 1,200,000 tpa (3,300 tpd) CIL facility; geomembrane-lined heap leach pads and associated processing equipment; a series of geomembrane-lined tailings disposal ponds; a warehouse, maintenance shops; drill core logging, splitting and storage facilities; a sample preparation facility and assay laboratory; a cafeteria, and several office complexes. In addition, the Mine has a water system consisting of a well field located east of Teofilândia, a buried pipeline, and a pumping system to provide potable and processing water to Teofilândia and the mine. The water supply is more than sufficient for the mining operation and has been relied on for years. Sufficient surface area exists for all necessary surface facilities, including mill tailings and waste rock stockpiles.

Physiography

Topography is gently rolling with elevations of 300 MASL to 500 MASL. Relief is generally 50 m to 100 m, although in some areas there are hills and series of hills rising 200 m to 300 m. Vegetation is generally sparse. Plant cover is composed of rough, low grasses, algarroba (mesquite-like) trees, and commercially harvested sisal plants. There are very few flowing water courses in the area although there are a number of small, gentle depressions and valleys that carry water during the occasional rainy periods.

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6 History

Prior Ownership and Exploration History

The Weber Belt has been explored by Companhia Vale do Rio Doce (CVRD) since the late 1960s by its exploration division, DOCEGEO. Mineralization at Fazenda Brasileiro was discovered in the late 1970s and the Mine entered into production in 1984.

Table 6-1 summarizes FBDM’s exploration history prior to Leagold’s acquisition.

Table 6-1 Exploration History

Fazenda Brasileiro Mine

Year	Description
1969 -1970	Prospecting for alluvial gold along the Itapicurú River was conducted by CPRM, the Brazilian Federal government geologic survey.
1972	DOCEGEO, the exploration division of CVRD, conducted base metal oriented regional stream geochemical surveys in the area. Numerous anomalies were detected.
1974 and 1975	DOCEGEO carried out ground follow-up, including detailed stream geochemical surveys. Numerous important copper and zinc anomalies were identified.
1976	DOCEGEO conducted airborne electromagnetic (EM) surveys and 300 of the 2,500 anomalies were selected for follow-up. Surface sampling programs were implemented and the most significant sample returned 2.0 g/t Au. Additional magnetic, induced polarization (IP), and geochemical surveys were conducted at a higher level of detail than previous surveys.
Post-1976	DOCEGEO/CVRD conducted surface exploration programs including significant diamond drilling focusing on the Weber Belt rocks, which contain the mineralization at Fazenda Brasileiro. Approximately 28,200 holes were drilled by CVRD for a total of approximately 1,288,000 m. CVRD discovered the Fazenda Brasileiro deposit in the late 1970s and began mining operations in 1984 with an open pit and heap leach gold operation. In 1988, underground mining operations commenced. FBDM mine has been in continuous production since start up. In the late 1990s, Barrick conducted limited work on some properties in the northern Rio Itapicurú Greenstone Belt (RIGB), which hosts most of the known gold deposits.
2003	Yamana Gold Inc. acquired FBDM and carried out drilling of approximately 20,300 holes for approximately 905,000 m.
2015	Brio acquired FBDM and carried out drilling of approximately 4,100 holes for approximately 220,000 m.
2018	Leagold acquired FBDM through its acquisition of Brio.

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Historical Resource Estimates

In 2003, immediately prior to the sale of the FBDM to Yamana Gold Inc. (Yamana), CVRD estimated a Proven and Probable Mineral Reserve of 2,399,000 t grading 3.39 g/t Au for a total of 261,500 oz of contained gold. In addition, CVRD estimated an Indicated Mineral Resource for the G and F zones of 311,000 t at 6.12 g/t Au for an additional 61,200 oz contained gold.

Watts, Griffis and McOuat (WGM) estimated an Indicated Mineral Resource for the EDEEP zone of 462,000 t grading 4.48 g/t Au for an additional 66,600 oz of contained gold and reported it in a Technical Report in 2003 (Watts, Griffis and McOuat, 2003). A 2.0 g/t Au cut-off grade was applied.

Following the WGM 2003 report, Yamana internally updated the resource estimate on a regular basis. Technical Reports were prepared for Yamana, the first by MCB Serviços e Mineração Ltda in 2011 and a second by Coffey Consultoria e Serviços Ltda (Coffey) in 2014. Coffey reported an open pit Indicated Resource of 1.5 Mt grading 2.35 g/t Au for a total of 102,600 oz of contained gold and an underground Indicated Resource of 6.8 Mt grading 2.21 g/t Au for a total of 486,800 oz of contained gold as of July 2014. In addition, Inferred Resources were estimated to be 0.5 Mt grading 1.36 g/t Au for a total of 23,300 oz contained gold for the open pit and 3.1 Mt grading 2.20 g/t Au for a total of 219,400 oz of contained gold for the underground.

In May 2016, RPA audited and prepared a NI 43-101 Technical Report on FBDM Mineral Resources and Mineral Reserves estimated by Yamana as of December 31, 2015. Exclusive of Mineral Reserves, total open pit and underground Measured and Indicated Mineral Resources were estimated to be 1.9 Mt grading 3.72 g/t Au containing 229,000 oz of gold. Inferred Mineral Resources were estimated to be 1.0 Mt grading 2.8 g/t Au containing 90,000 oz of gold. Total open pit and underground Proven and Probable Mineral Reserves were estimated to be 6.5 Mt grading 1.88 g/t Au containing 392,000 of gold (RPA, 2016).

RPA notes that the above estimates are considered to be historical in nature and should not be relied upon. A qualified person has not completed sufficient work to classify the historical estimate as a current Mineral Resource or Mineral Reserve and Equinox Gold is not treating the historical estimates as current Mineral Resources or Mineral Reserves.

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The Mineral Resource and Mineral Reserve estimates described above are superseded by the estimates documented in Section 14 of this Technical Report.

Past Production

FBDM began production in 1984 as an open pit mining operation with gold extraction by means of conventional heap leaching. In 1988, underground production operations commenced. The majority of the underground ore has been processed in a CIP plant which was commissioned in 1988. The circuit was subsequently converted to pre-aeration and a CIL circuit. A small amount of heap leach production continued until after 2003, when oxide resources were mostly exhausted and heap leach operations were stopped sometime between 2003 and 2007.

Figure 6-1 summarizes historic production for the heap leach, CIP, and subsequently CIL operations. FBDM has produced approximately 3.2 million ounces of gold as of May 31, 2018.

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Table 6-2 FBDM Historical Production 1984 to May 31, 2018

Fazenda Brasileiro Mine

Company	Method	Year	Production (000 oz)
CVRD	Heap Leach	1984	3
		1985	15
		1986	15
		1987	17
		1988	21
	CIP + Heap Leach	1989	63
		1990	77
		1991	115
		1992	138
		1993	148
		1994	148
		1995	151
		1996	175
		1997	172
		1998	170
		1999	141
		2000	154
		2001	165
		2002	152
Yamana	CIP Converted to pre-aeration and CIL	2003	79
		2004	95
		2005	74
		2006	76
		2007	88
		2008	96
		2009	76
		2010	70
		2011	55
		2012	67
		2013	70
		2014	64
Brio	CIL	2015	61
		2016	71
		2017	61
		Jan-May 2018	27
Total			3,170
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7 Geological Setting and Mineralization

Regional Geology

FBDM is located near the south end of the Rio Itapicurú Greenstone Belt (RIGB), a 100 km long and 60 km wide north-south trending volcano-sedimentary belt situated within the São Francisco Craton (Figure 7-1).

The RIGB is of early Proterozoic age and is generally divided into three lithologic domains:

1.	A mafic volcanic domain of pillowed and massive tholeiitic basalts.
2.	A felsic volcanic domain of calc-alkaline andesites, rhyodacites, and pyroclastics.
3.	A sedimentary domain of fine-grained clastics and conglomerates of volcanic origin.

These rocks are intruded by Proterozoic granitoids, and are locally metamorphosed up to greenschist or amphibolite facies. The belt is underlain by Archaean basement gneisses and migmatites.

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Figure 7-1 Regional Geology

Figure 7-1
Fazenda Brasileiro Mine
Bahia State, Brazil
Regional Geology
The Itapicuru River Greenstone Belt
SANTALUZ PROJECT
FAZENDA BRASILEIRO MINE
N
Legend:
Lithologic Domains
TQ Cover
Mesozoic Basin
Granitoids
Subvolcanic Rocks
Chemical Sequence
Sedimentary Sequence
Felsic Volcanic Sequence
Weber Belt
Mafic Sequence
Archean Complex
0 2 4 6 8 10
Kilometres
SIRGAS 2000 UTM Zone 24S
450,000
460,000
470,000
480,000
490,000
500,000
510,000
8,810,000
8,800,000
8,790,000
8,780,000
8,770,000
8,760,000
8,750,000
8,740,000
8,730,000

March 2020

Source: RPA, 2016.

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Local Geology

Outcrop is sparse (±10%) both regionally and locally throughout the FBDM area. Most of the detailed geological information is obtained from surface trenching, drilling, and data collected from both the open pit and underground operations at FBDM.

The Weber Belt is a 10 km long arcuate east-west trending, south dipping shear zone. It is abruptly folded towards the south near its western extremity. The Weber Belt is host to the most significant gold mineralization in the RIGB, including FBDM. The Weber Belt also hosts the Barrocas Oeste, Papagaio, Lagoa do Gato (LGT), Canto 1 Sul and Canto 2 deposits, all of which are either in small-scale production or have been in production from small tonnage open pits.

The Weber Belt has been divided into four distinct overturned sequences from south to north:

•	The Riacho do Incó unit, composed of carbonate-chlorite schist (CCX) with minor intercalations of carbonaceous schist. The protolith of this rock is assumed to be basaltic lava.
•	The Fazenda Brasileiro unit, which is dominated by felsic and mafic schists and contains the most important gold concentrations. This unit is subdivided into three units, namely:
•	The graphitic schist (GRX), which forms the hanging wall of the main FBDM ore zone. Due to its lateral persistence and distinctive character, it is considered a marker horizon.
•	The magnetic quartz-chlorite schist (CLX), which consists of two major layers of 20 m and 3 m average thickness. Part of this unit is situated at the contact with the GRX and hosts the main FBDM ore shoot.
•	The Intermediate Sequence, which is composed of sericite-chlorite-carbonate schist (CAX) and plagioclase-actinolite schist (PAX). The CAX rocks represent less mafic surrounding basalts. PAX is derived from weakly altered gabbroic bodies, which show ophitic to subophitic textures and occur disseminated within the CAX and sometimes within the CLX units.
•	The Canto unit, consisting of fine-grained carbonaceous sediments (pelites and rhythmically banded pelites and psammites), volcanic layers, and an agglomeratic pyroclastic sequence. The pyroclastic sequence is the main host rock for the Canto mineralization.
•	The Abóbora unit, located in the northernmost part of the Weber Belt, comprises a thick sequence of basalt flows with local, narrow sedimentary intercalations.

Deformation along the main east-west shear zone has destroyed most of the original features in the rocks in the FBDM area. Figures 7-2 and 7-3 show the Weber Belt surface geology and a schematic section of the FBDM geology, respectively.

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The structural history of the area is complex, with at least three phases of ductile and ductile- brittle deformation followed by late brittle faulting, which laterally offset the FBDM ore shoots by up to 100 m. The first phase (D1), which consisted of an intense ductile shearing with no major folds observed, produced an undulating lineation extending east-west. The second event (D2) produced northward-verging asymmetric folds (F2) on all scales, which folded the existing shear fabrics and produced ductile-brittle shear zones. These are oriented approximately east-west, parallel to the axial planes of the folds. This event appears to be responsible for the present southerly dip of the entire local succession. Late localized crenulations to open metre-scale folds have refolded the first set of folds but are not important regionally. The main mineralization, in the form of sulphide bearing quartz veining, is associated with the second deformation event.

In 2013, the FBDM database had 241 different rock types subdivided into 21 major rock codes. A program was initiated that simplified the lithology by combining 18 of the major rock types in the stratigraphic column for the RIGB by the geomechanics, mineralization, and presence of carbonaceous material. Further refinement simplified the 18 rock types into nine distinct lithotypes (Figure 7-4).

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Figure 7-2 Weber Belt Surface Geology

484000
486000
488000
490000
492000
494000
496000
8736000
8734000
8732000
N
A'
A
FERROVIA
Legend:
Metasediments
Tuffaceous Metasediments
Granite
Metabasalts
Metagabbros
Metadiorite
Pyroclastic Agglomerate
Quartz Porphyry
Andesite
Quartz-chlorite schist
0
1
2
Kilometres

Figure 7-2

Fazenda Brasileiro Mine

Bahia State, Brazil

Weber Belt Surface Geology

March 2020

Source: WGM, 2003.

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Figure 7-3 Schematic Mine Cross Section

S
N
33100N
33300N
33500N
33700N
34100N
FAZENDA BRASILEIRO OPEN PIT
CANTO OPEN PIT
FB
FB
FB
FB
NIVEL 80 (286,00)
NIVEL 160 (206,00)
NIVEL 240 (126,00)
NIVEL 320 (46,00)
NIVEL 400 (-34,00)
NIVEL 480 (-114,00)
NIVEL 560 (-194,00)
N160
N200
Legend:
MGB Metagabbro
CAX Quartz chlorite sericite carbonate schist
CLX Quartz carbonate chlorite schist)
GRX Graphitic carbonate chlorite sericite schist
CCX Carbonate chlorite schist
Canto sequence (pelites and Psammitites)
"Ore" shoots
Granite
Vertical shear

0
100
200
Metres

Figure 7-3

Fazenda Brasileiro Mine

Bahia State, Brazil

Schematic Mine Cross Section

March 2020

Source: WGM, 2003.

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Figure 7-4 FBDM Simplified and Refined Stratigraphy Column (2013)

Type	Code	Description		Geotechnical Priority?	Priority
SOIL	ATR	Hilling (Aterro)		Significant	18
	SOLO	Soil / Saprolite		Significant	19
Riacho do Inco Sequence	VF	Volcanic Felsic (Intrusive)			10
	ANF	Anfibolite			11
	DIO	Quartz Dirotie (Papagaio?)			9
	CCX	MetaBasalt / Basalt / MetaMafic / Basalt Milonitic		Significant	8
Fazenda Brasileiro Sequence (Intrusiva Posterior)	GRX	Graphite Schist		Major Signficant	5
	CLX	Clorite Schist			1
	CAX	Carbonate Actinolite Schist		Significant	7
	MGB	MetaGabbro / Plagioclase Actinolite Schist			17
Canto Sequence	BIX	Biotite Schist	Meta Sedimetary Domain		16
	GRX	Graphite Schist	Carbonaceous Domain	Major Signficant	6
	MCH	Chert / MetaChert	Intermediate to Felsics Lavas Domain		15
	MDA	MetaDacite / Quartz Porfire			14
	MPC	Metapelite Carbonaceous			3
	AGV	Volcanic Aglomerate			2
	MPV	Grauvaca - Meta Tuffo		Significant	4
	MAD	Andiste / MetaAndisite			13
Teofilandia Tonalite	TON	Tonalite / Micortonalite			12
Code Legend					
(orange)	Cabonaceous				
(yellow)	Main Ore (Obs: In Canto Sequnce the MPV are minerlized with Gold and the MPC coud be minralized or not)				

Source: FBDM, 2018

SOIL	
Riacho do Inco Sequence	Waste exept the DIO the need to take care
Fazenda Brazileiro Sequence	FB GRX
	CLX
	CAX+MGB+BIX (BIX are not FB Sequence but would be englobated)
Canto Sequence	CANTO GRX
	AGV + MPV (Would be observed Grade to be modeled)
	MCH + MDA + MPC +MAD - Canto Waste
Teofilandia Tonalite *	Tonalite / Micortonalite

* Tonalite is not modelled because of limited number of intercepts

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Mineralization

Gold mineralization is related to multi-phase quartz veining events. The gold occurs in at least three textural settings at FBDM: as particles attached to sulphide grains, as particles within fractures in sulphide grains, and as particles within fractures in quartz/albite gangue. Gold grains typically contain less than 5% silver.

The bulk of the mineralization is hosted by quartz-albite-sulphide veins within the chlorite schist (CLX1) unit. Individual veins vary from one centimetre to four centimetres thick, have irregular margins, and are typically oriented sub-parallel to the predominant east-west trend of the felsic and mafic schists. The veins occur in multiple vein sets which vary in true width from 1.5 m to 40 m and in horizontal mining width from a minimum 3 m to 40 m. The regional strike of mineralization is north-south, while, locally, the veins are generally arcuate in an east-west trend and south dipping at 40° to 70°, with a shallow to moderate east plunge. The plunge, however, is quite variable, with some zones plunging westerly.

Mineralization is also found stratigraphically below the CLX1 unit in the CLX2 and Canto horizons (Figure 7-5). Economic mineralization occurs in horizontal to sub-horizontal shoots, the locations of which are influenced by a combination of folding and shearing. Shoots range from tens of metres to hundreds of metres in length and tens of metres in height.

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Figure 7-5 FBDM Cross Section 92130E

Looking West
CLX 2
AGV
CLX 1
East section +92130.00
0
100
200
300
400
Metres
Legend:
Riacho do Incó Sequence
Fazenda Brasileiro Sequence
Canto Sequence
Drill Holes
CLX 2
CLX 1
AGV
Mineralized Orebody

Figure 7-5

Fazenda Brasileiro Mine

Bahia State, Brazil

FBDM Cross Section 92130 E

March 2020

Source: PGDM, 2018.

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8 Deposit Types

The Fazenda Brasileiro gold deposit is an epigenetic, structurally controlled and hydrothermally altered Precambrian quartz vein hosted lode gold deposit that has been subjected to greenschist facies metamorphism. There is some suggestion of a partial syngenetic origin for the gold because of the anomalous gold content (0.05 g/t Au to 0.10 g/t Au) throughout visibly unmineralized CLX.

Hydrothermal alteration and the style of veining are typical of well-studied greenschist facies deposits such as Sigma and Kerr-Addison in the Canadian Archaean and the Hunt Mine in Western Australia.

RPA notes that the Fazenda Brasileiro deposit area is well known and well studied, with multiple scientific investigations completed over the past 40 years. The current models developed by FBDM geologists reflect the large amount of available data in the area, and provide both mining operations and exploration programs with a substantial database to guide further work.

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9 Exploration

Neither Leagold nor Equinox Gold has carried out any surface exploration at FBDM. Historical exploration is described in Section 6 History. More recent exploration at FBDM has mostly been drilling to increase and/or replace reserves depleted during mining. Much of this exploration drilling has been carried out from underground drifts with the objective of identifying new resources and converting resources to reserves. Drilling programs carried out at FBDM are described in Section 10.

Exploration Potential

Exploration potential exists laterally along strike to the north and south and at depth below the existing FBDM operations. The area has seen 40 years of extensive geologic exploration along the mineral trend which has successfully identified additional underground and open pit resources that are in various stages of mine development. This exploration success is anticipated to continue into the future, but will include some deeper targets.

The majority of the concessions are at an early exploration stage or have seen no exploration activity other than regional mapping, regional geochemical surveys, and airborne surveys completed by the previous owners. RPA is of the opinion that these concessions remain prospective for gold.

Extensive drilling has been completed on the portion of the concessions that covers the Weber Belt and includes the area comprising FBDM (Section 10).

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10 Drilling

Diamond drilling at FBDM has been conducted in phases by several companies since 1979 and totals 52,623 drill holes totalling over 2.4 million metres. The drilling at FBDM is summarized in Table 10-1 and hole locations are shown in Figure 10-1.

Table 10-1 Drilling Completed as of May 31, 2018

Fazenda Brasileiro Mine

Mine Ownership	Number of Drill Holes	Metres Drilled
CVRD 1979-2003	28,224	1,287,739
Yamana 2003-2014	20,295	905,205
Brio 2015-2018	4,104	220,106
Total	52,623	2,413,050

Prior to 2003, CVRD conducted surface diamond drilling in the initial search for new mineralization. This was followed by underground fan drilling on a 100 m by 50 m grid using B-sized equipment to establish Indicated Mineral Resources. A-sized core fan drilling on a 25 m by 10 m grid pattern was then used to upgrade the classification of Mineral Resources from Indicated to Measured. Since 2003, both Yamana and Brio maintained the same methodology of drilling as CVRD.

In October 2018, Leagold completed a 38-hole underground drill program totalling 5,964 m with the objective of identifying new resources and upgrading Inferred Mineral Resources to Indicated. Preliminary assessment of the drilling results shows that there is an opportunity to increase both reserves and resources, however, further analysis is required. The results of the Leagold October 2018 drilling have not been included in the current Mineral Resource estimate.

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Figure 10-1 Drilling Plan View

38000 N
37000 N
36000 N
35000 N
34000 N
33000 N
32000 N
31000 N
30000 N
N
Drill Hole Trace
85000 E
86000 E
87000 E
88000 E
89000 E
90000 E
91000 E
92000 E
93000 E
94000 E
95000 E
96000 E
97000 E
98000 E
99000 E
0
1000
2000
3000
4000
Metres

Figure 10-1

Fazenda Brasileiro Mine

Bahia State, Brazil

Drilling Plan View

March 2020

Source: RPA, 2018.

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Sampling Method and Approach

Surface diamond drill holes are set up in the field by site geologists and technicians using a global positioning system (GPS). If the site is appropriate for construction of a drilling pad, a more accurate GPS or total station instrument is used to obtain the final collar coordinates. Final positions are collected in UTM coordinates, WGS84 datum - 24 South Zone. In the underground mine, collars are marked up prior to drilling by FBDM surveyors who then return when the hole is complete to determine accurate collar coordinates.

Historically, all drill holes were surveyed down hole at 3.0 m intervals with either a Reflex Maxibor or Flexibor instrument. In recent years, Yamana ceased surveying holes that were shorter than 150 m due to the minimal deviation recorded in earlier drilling programs. In 2015, longer drill holes were surveyed using a nonmagnetic multishot instrument manufactured by Devico.

Drill core is placed in wooden core boxes with a nominal capacity of four metres for NQ, 4.6 m for LTK sized drill core, and three metres for HQ sized core. The drill hole number, box number, and downhole depths are stamped onto an aluminum tag and affixed to the edge of the box. Wooden downhole core depth markers are placed in the core box by the driller and affixed with an aluminum tag stamped with the depth, the length of the interval, and the length of the recovered sample.

Upon receipt of the drill hole core at the logging shed, the entire length of the drill hole is photographed and marked for lithological contacts. Samples are marked down the entire length of the hole at 0.5 m intervals in mineralization and 1.0 m intervals in waste, except at lithological contacts where the sample is selected to respect lithological boundaries. Paper sample number tags are plasticized and stapled to the core box next to the corresponding sample, with a red square marked on the box with a pen indicating the start and end of the sample interval.

Prior to sampling, the geologist logs the core in detail for lithology, structure, mineralization, and alteration. Codes are assigned for the oxidation state, lithology, and alteration (including pyrite, pyrrhotite, arsenopyrite, chalcopyrite, silicification, biotitization, sericitization, amphibolitization, and albitization). Angles of structures such as foliation, faults, or quartz veins are recorded, although drill holes are not oriented. In addition, any log observation relevant is also described in the “remarks”, especially the details of mineralized zones. Sample intervals and sample numbers are also recorded on the log.

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Core sample recovery is not recorded by the geologist, although a record of the drill hole recovery is made manually by the driller on a run by run basis. Recovery in the mineralized zones is generally good, on average better than 90%. Core recovery values are used to confirm the reliability of the sample and to determine how to assign grades to any missing sample portions.

The drill core is then sawn in half with an electric diamond core saw. Half core samples are selected by a site geological technician, and placed in a numbered plastic bag along with a paper sample tag. The bags are closed and secured with a tie string. Sample weight is approximately 1.5 kg for mineralization and 3.0 kg for waste.

In RPA’s opinion, the drilling and logging methods are acceptable for the purposes of a Mineral Resource estimate.

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11 Sample Preparation, Analyses and Security

Sample Preparation and Analyses

RPA visited the FBDM laboratories and core logging facilities during the site visit and found them to be clean, well maintained, and serviceable for the functions designed. The FBDM laboratory incorporates quality assurance and quality control (QA/QC) procedures, including the insertion of reference material, blank and duplicate samples, which are continually monitored to ensure reliable results. The laboratory is accredited with ISO 9001:2008/ISO17025:2005 for gold FA/AAS chemical and geochemical analyzes, certified by ABS Quality Evaluation Inc., Texas (USA) that is accredited by INMETRO (Brazil), RVA (Netherlands) and ANAB (USA). SGS Geosol uses the LIMS/CCLAS System for management of preparation and chemical analysis of the samples. An external professional prepares monthly and annual reports of laboratory performance.

Sample preparation and assaying procedures are as follows:

•	Each sample is dried at 100°C.
•	All core samples are coarse crushed to 90% passing 2.0 mm.
•	This material is passed through a rotary splitter.
•	A 500 g aliquot is taken and pulverized to 95% passing 150 mesh. The crushing and grinding equipment is cleaned with compressed air after each sample and barren silica sand is passed through the equipment prior to running batches of samples.
•	Gold determinations are carried out on 50 g (±0.05 g) samples by fire assay with an Atomic Absorption (AA) finish.
•	Granulometric tests are performed three times per shift on the crushing and pulverizing processes. Preparation duplicates are inserted every 20 to 30 samples.

RPA is of the opinion that the sample preparation and analytical methods utilized at FBDM are appropriate. Sufficient quality control data exists to allow thorough review of the analytical performance of the site assay laboratory.

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Quality Assurance/Quality Control

The FBDM laboratory and protocols were established in 1984 by CVRD and since then both Yamana and Brio have maintained the laboratory and incorporated all protocols into their operation of the mine. The QA/QC program used at FBDM included the insertion of Certified Reference Material (CRM), blanks, and duplicates into the sample stream at the frequency summarized in Table 11-1. RPA reviewed the protocols set in place in the event that any of the blanks, CRMs, duplicates, or check pulps return a failed assay. On a monthly basis, FBDM reviews the results and requests all failed samples to be rerun by the laboratories. In RPA’s opinion, the protocols set in place by FBDM are of industry standard and are sufficient to support a resource estimate.

Table 11-1 Laboratory QA/QC Protocols
Fazenda Brasileiro Mine

QA/QC Type	Insertion Frequency	Acceptance Criteria
Blank	1 in 30	Assay ≤ 0.04 g/t Au
Preparation Duplicate	1 in 30	Relative Difference ≤ ±20%
Pulp Replicate	1 in 20	Relative Difference ≤ ±10%
CRM	1 in 20	95% of samples ≤ ±2 Std. Dev ≤ 1% of samples ≥ ±3 Std. Dev
Check Assay	100 per month sent to 2 external laboratories	Relative Difference ≤ ±10% Std. Dev ≤ 15% Difference between means ≤ 5% R2 ≥ 0.9

RPA considers the QA/QC protocols in place at FBDM to be acceptable and in line with standard industry practice.

Certified Reference Material

CRM samples are materials of known gold content used to check and quantify the analytical accuracy of laboratories. There were seven types of gold CRMs used by FBDM, all of which were purchased from Geostats Pty Ltd (Geostats), O'Connor, Western Australia, Australia. Each has a known, certified gold content as determined by extensive round-robin assaying at accredited assay laboratories. The variation from the CRM’s mean value in standard deviations (SD) defines the QA/QC variance and is used to determine acceptability of the CRM sample assay. Results within +/- 2 standard deviations (±2SD) are considered acceptable. The certified values, acceptable ranges for analyses, and other statistics for the CRMs are

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presented in Table 11-2. Approximately 150 g of sample material is submitted per QA/QC sample.

Table 11-2 Certified Reference Materials

Fazenda Brasileiro Mine

CRM	Certified Au Content (ppm)	Standard Deviation (ppm)	Acceptable Range (g/t) (±2SD)		Provider
G311-3	0.27	0.02	0.23	0.31	1*
G310-4	0.43	0.03	0.37	0.49	1*
G398-2	0.50	0.04	0.42	0.58	1*
G912-8	0.53	0.02	0.49	0.57	1*
G909-6	0.57	0.03	0.51	0.63	1*
G915-6	0.67	0.04	0.59	0.75	1*
G910-10	0.97	0.04	0.89	1.05	1*
G315-2	0.98	0.04	0.9	1.06	1*
G313-1	1.00	0.05	0.9	1.1	1*
G909-1	1.02	0.06	0.9	1.14	1*
G312-5	1.60	0.08	1.44	1.76	1*
G910-6	3.09	0.13	2.83	3.35	1*
G310-9	3.29	0.14	3.01	3.57	1*
G312-4	5.30	0.22	4.86	5.74	2**
Quartz 403/002P				<0.025***

* GEOSTATS PTY LTD, O'Connor, WA, Australia
** QUÍMICA BRASILEIRA LTDA, Belo Horizonte, Brazil
*** 5x lower detection limit used as pass/fail

There is a good correlation between the CRMs used and the average economic metal concentration in the drill samples. Very small biases, both positive and negative, were observed for the CRM submitted to FBDM from 2016 to May 2018. On average, less than 1% of samples were outside the precision limits, set at 20% of the expected value of each CRM. The precision and performance over time of the laboratory is displayed graphically in Table 11-3 and Figure 11-1.

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Table 11-3 Summary of 2016-2018 CRM Results
Fazenda Brasileiro Mine

CRM	Expected Values (Au ppm)	FBDM Laboratory (Au ppm)	Diff (ppm)	Bias	No. Analyses	≥2SD // <3SD		≥3SD
						Number	% Inside Precision Limits	Number	% Outside Precision Limits
G912-5	0.380	0.374	-0.006	-1.554%	440	5	1.14%	3	0.68%
G310-4	0.430	0.417	-0.013	-2.946%	6	0	0.00%	0	0.00%
G998-6	0.800	0.801	0.001	0.076%	422	0	0.00%	3	0.71%
G911-10	1.300	1.304	0.004	0.308%	3	0	0.00%	0	0.00%
G997-3	1.410	1.364	-0.046	-3.245%	4	0	0.00%	0	0.00%
G997-6	1.680	1.676	-0.004	-0.213%	430	0	0.00%	2	0.47%
G911-4	2.430	2.413	-0.017	-0.716%	385	1	0.26%	5	1.30%
G900-5	3.210	3.203	-0.007	-0.226%	8	0	0.00%	0	0.00%
G398-10	4.070	4.005	-0.065	-1.597%	3	0	0.00%	0	0.00%
G312-9	5.840	5.846	0.006	0.105%	9	0	0.00%	0	0.00%
G314-3	6.700	6.687	-0.013	-0.187%	462	3	0.65%	5	1.08%
G307-7	7.870	7.868	-0.002	-0.021%	3	0	0.00%	0	0.00%
			Total	-0.525%	2175	9	0.41%	18	0.83%

Source: FBDM 2018

Figure 11-1 CRM Results over Time for the 2016-2018
Diamond Core Drill Program (FBDM)

Source: FBDM 2018

Notes: “zScore” on the vertical axis is a normalization of the SD (1SD = 1 zScore unit), allowing results for different standards to be plotted on the same chart.

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RPA is of the opinion that the results of the CRM samples from 2016 to 2018 support the use of samples assayed at the FBDM laboratory during this period in Mineral Resource estimation.

Blanks

From 2016 to 2018, blanks were sourced from a combination of barren quartz and historical core visually assessed as being barren of mineralization. The detection limit was 0.04 g/t Au at the FBDM laboratory, with a failure defined as greater than 0.08 g/t Au. In processing and analyzing blanks for gold, the laboratory performed very well. Of the 3,389 blanks analyzed, only 12 samples reported results above the lower detection limit for gold, and the highest gold value reported was 6.17 g/t Au. Details of the performance of blanks are provided in Figure 11-2.

Figure 11-2 Coarse Blanks Submitted with Core Samples (FBDM)

Analytical Blanks Au ppm - FBDM Mine - Analysis from FBDM Laboratory
Au ppm
0.30
0.25
0.20
0.15
0.10
0.05
0.00
-0.05
03/02/2016
26/02/2016
11/04/2016
21/04/2016
18/05/2016
18/05/2016
26/05/2016
30/06/2016
19/07/2016
27/07/2016
26/08/2016
31/08/2016
22/08/2016
19/09/2016
29/09/2016
17/10/2016
31/10/2016
20/11/2016
24/11/2016
08/12/2016
17/12/2016
12/01/2017
23/01/2017
07/02/2017
28/02/2017
16/03/2017
30/03/2017
18/04/2017
08/05/2017
22/05/2017
12/06/2017
16/07/2017
04/08/2017
13/09/2017
13/10/2017
26/10/2017
17/11/2017
07/12/2017
21/12/2017
08/01/2018
04/02/2018
21/02/2018
18/03/2018
05/04/2018
24/04/2018
Au ppm Result
Acceptation Limit

Source: FBDM 2018

Duplicate Samples

Field duplicates were prepared for insertion into the sample stream to monitor sample homogeneity and laboratory precision. Field duplicates were taken by preparing two quarter-split samples from one sample interval and sending to the FBDM laboratory for analysis. Preparation duplicates were prepared by producing two pulps from the drill core sample after it has been crushed to less than 2 mm. Comparing the results from the preparation duplicate

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pair gives an indication of the efficacy of the sample preparation procedure for producing a representative sample for analysis. The duplicate samples are compared by computing the Absolute Relative Difference between the two analyses from each pair and by preparing scatter plots and histograms. Absolute Relative Difference is the absolute value of the difference in the two analyses, divided by the average of the two analyses, and expressed as a percent.

Results of preparation duplicates submitted from January 2016 to May 2018 were compiled by FBDM site personal and reviewed by RPA. A total of 3,959 preparation duplicates were submitted during this time and plotted in scatter plots and Thompson Howarth plots. Low to moderate precision was observed between preparation duplicates below approximately 0.2 g/t Au. Over 57% of the pairs show more than 10% variation in returned gold grade. Most duplicate pairs submitted were low in gold (1.0 ppm), and therefore not a good indicator of sample variability in the grade range of interest at FBDM. RPA notes that, in general, there is better agreement between duplicate pairs when the variation in gold grades is raised to 30%. RPA is of the opinion that this result is consistent with the natural variability often seen in orogenic gold deposits. The results are provided graphically in Table 11-4 and Figures 11-3 and 11-4.

Table 11-4 Field Duplicates (FBDM)

Fazenda Brasileiro Mine

	Average Results (Au ppm)					Relative	Max.	Max.
Total			Total	%	Relative	Standard	Orig Au	Dup Au
Samples	Original	Duplicates	Failures	Failures	Variance	Deviation (%)	(ppm)	(ppm)
3959	0.471	0.472	2275	57.46%	0.216	0.464	97.07	97.12

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Figure 11-3 Drill Core Field 2016-2018 Duplicate Au Assays (FBDM)

Source: FBDM 2018

Figure 11-4 Thompson-Howarth Estimate of Precision

FBDM Mine - FBDM Laboratory - Thompson-Howarth Estimate of Precision
Precision vs. Concentration Au [ppm]
Precision - Pc [%]
100.0
80.0
60.0
40.0
20.0
0.0
0.0
0.2
0.4
0.6
0.8
1.0
1.2
1.4
1.6
1.8
2.0
Au Dup Analysis
Au Dup Prep
Concentration - Au [ppm]

Source: FBDM 2018

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Check Assays

From January to May 2018, 662 pulp samples were submitted to SGS laboratories and FBDM to measure the accuracy of results from FBDM laboratory (Table 11-5). RPA reviewed the results and found high degrees of correlation and relative bias within acceptance limits (Figures 11-5 and 11-6).

Table 11-5 Check Assays

Fazenda Brasileiro Mine

	Average Results (Au ppm					Relative	Max.	Max.
						Standard	Orig	Dup
Total			Total	%	Relative	Deviation	Au	Au	Au < 0.50	% < 0.50
Samples	Original	Duplicates	Failures	Failures	Variance	(%)	(ppm)	(ppm)
662	1.8638	2.0648	402	60.73%	0.2318	48.14%	32.32	35.51	347	52.42

In RPA’s opinion, the QA/QC program as designed and implemented by Yamana, and maintained by FBDM, is adequate and the assay results within the database are suitable for use for Mineral Resource estimation.

Figure 11-5 Relative Difference of Check Assays Analyzed in 2018

FAZENDA BRASILEIRO MINING - FBDM
DISPERSION - FBDM X SGS
Chronological Order - Au 2018
SGS Au content [ppm]
FBDM Au content [ppm]
y = 1.0418x + 0.123
R² = 0.926
Au ppm
Falhas Au (ppm)
Linear (Au ppm)
Linear (Linha (+10%) Au)
Linear (Linha (-10%) Au)
0.0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
4.5
5.0

Source: FBDM 2018
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FAZENDA BRASILEIRO MINING - FBDM
RELATIVE DIFFERENCE - FBDM X SGS
Pairs sorted by increasing average gold contens - Au 2018
Relative Difference [%]
250%
200%
150%
100%
50%
0%
-50%
-100%
-150%
-200%
-250%
Diff. Relat. (%)
Mean of Diff. Relat. (%)
Moving Average - DR (11 Pairs)
Rel. Diff (+10%)
Rel. Diff (-10%)

Source: FBDM 2018

Figure 11-6 QQ Plot of Check Assays Analyzed in 2018

FBDM Mine - QQ PLOT - FBDM vs. SGS - Au ppm
y = 1.0418x + 0.123
R² = 0.926
SGS Lab (Secondary)
FBDM (Primary)
0.00
10.00
20.00
30.00
40.00
50.00
60.00
0.0
10.0
20.0
30.0
40.0

Source: FBDM 2018

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Sample Security

The mine site is surrounded by a security fence, and there is controlled access at a gate house manned by full time security personnel.

At the drill site, samples were under the control of FBDM employees and employees of the drilling company. Sample handling procedures at the drill rig were as described in Section 10 Drilling in this report. Samples were delivered daily by drilling company personnel to the sample processing facility at the mine site and turned over to FBDM personnel. Only employees of FBDM and of the drilling contractor were authorized to be at the drill sites and in the sample processing facility. Core is normally collected from the drill rig and taken directly to the core yard for sampling. Samples are then sent directly to the laboratory at the mine site, following industry standard sample security procedures. All analytical pulps and archival split core are stored within the secure mine compound.

Samples are currently collected by a trained sampler under the supervision of a technician or a geologist, with all QA/QC samples inserted within a sequential numbered sequence and recorded.

RPA finds that the sampling methods, chain of custody procedures, and analytical techniques are appropriate and meet acceptable industry standards. In RPA’s opinion, the sample preparation, analysis, and security procedures at FBDM are adequate for use in the estimation of Mineral Resources.

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12 Data Verification

RPA reviewed the methods and practices used by Leagold to generate the FBDM resource database (including drilling, sampling, analysis, and data entry). The verification included a review of the QA/QC methods and results, standard database validation tests, and a site visit. The review of the QA/QC program and results is presented in Section 11 of this report.

RPA checked a select number of drill holes to verify the described methods and application of practices and performed the following digital queries:

•	Reviewed the drill hole traces in 3D, level plan, and vertical sections and found no unreasonable geometries.
•	Queried the database for missing or repeated data, unique header, duplicate holes, and gaps or overlapping intervals. No issues were identified.
•	Ensured that the total depth recorded in each drill hole database table was consistent. No issues were identified.
•	Visited the core handling facility.
•	Reviewed core logs for several drill holes during the site visit.

Of the 52,623 drill holes in the database, 33,379 drill holes totalling over 1.9 million metres were used for the 2018 estimate. Omission of the remaining 19,244 drill holes from the database is the result of an internal review and data verification process conducted by FBDM geologists during 2017, which determined the drill holes should be excluded due to:

•	Incorrect or missing collar coordinates
•	Incorrect or missing downhole survey data
•	Incorrect or missing assay data (core no longer available for retesting (assay))

RPA found no issues with the validation process and found the work to be appropriate for the geology and style of mineralization. In RPA’s opinion, the practices and procedures used to generate the FBDM database and the data contained therein are acceptable to support Mineral Resource and Mineral Reserve estimation.

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13 Mineral Processing and Metallurgical Testing

Mineralogy

Gold mineralization is related to multi-phase quartz veining events. The gold occurs in at least three textural settings at FBDM: as particles attached to sulphide grains; as particles within fractures in sulphide grains; and as particles within fractures in quartz/albite gangue. Gold grains typically contain less than 5% silver.

The bulk of the mineralization is hosted by quartz-albite-sulphide veins within the chlorite schist (CLX) unit. Veins, often multiple, vary from 10 mm to 40 mm thick, have irregular margins and are typically oriented sub-parallel to the east-west trend of the mine package. The multiple vein systems vary in true width from 1.5 m to 40 m and horizontal mining widths vary from a minimum 3 m to 40 m.

Graphitic schist (GRX) forms the hanging wall of the main FBDM ore zone. Due to its lateral persistence and distinctive character, it is considered a marker horizon.

The Canto unit consists of fine grained carbonaceous sediments (pelites and rhythmically banded pelites and psammites), volcanic layers, and an agglomerate pyroclastic sequence. The pyroclastic sequence is the main host rock for the Canto mineralization.

Metallurgical Testing

Metallurgical test work was not available for this report, nor is it applicable because FBDM is a well-established mine and mill operation. Metallurgical information used to evaluate the operation consists of current and historical process operating data. Several years of detailed key process indicators have been supplied for review.

RPA recommends that testing programs be carried out on any new ore types encountered that show variation in ore hardness and sulphide content and especially ores containing graphitic carbon.

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FBDM is now performing regular testing of plant feed samples and ore samples from the current areas scheduled for mining, to determine the preg-robbing characteristics of the naturally occurring carbon in the ore. The focus of the testing is to determine the most effective way to apply the carbon-in-leach (CIL) process, and to investigate, if necessary, the use of kerosene as a natural carbon blinding agent to reduce losses of gold to naturally occurring carbon.

FBDM is also investigating the use of oxygen in the pre-oxidation and leach circuits instead of air to improve sulphide oxidation and metal recovery.

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14 Mineral Resource Estimate

FBDM is a mine with more than 40 years of historic exploration and production conducted by previous owners and, as such, several surface areas and underground workings that had been previously mined had no available survey data or had not been converted to digital format to allow for reconciliation of previously depleted resources. To ensure that all reported Mineral Resources and Mineral Reserves are potentially mineable, a program was initiated in 2015 to survey the historical workings and enter the data into a digital database. This work has continued through 2016, 2017, and is ongoing in 2018.

Based on internal production records and discussions with the FBDM mine team, FBDM geologists noticed variable differences in grade and recovery percentages across the zone boundaries compared to their short-term mining block model. As a result, FBDM initiated a program in 2017 to reinterpret the mineralized zones based on a better understanding of the geology, grade continuity, and structural controls in the area. This work is ongoing in 2018. The Mineral Resource estimate reported in this document is based on this reinterpretation. RPA subsequently audited the model and found that it was reasonably prepared and provided a good representation of the geologic data.

RPA has summarized the Mineral Resources in Table 14-1, based on the end of May 2018 topographic surface. The Mineral Resources in Table 14-1 are inclusive of the Mineral Reserves. This Mineral Resource estimate conforms to Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) definitions).

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Table 14-1 Mineral Resources as of May 31, 2018

Fazenda Brasileiro Mine

Category	Tonnage (000)	Grade (g/t Au)	Contained Metal (000 oz Au)
Measured
Underground	3,700	2.35	280
Open Pit	1,170	1.57	59
Total Measured	4,870	2.17	339

Indicated
Underground	2,370	2.66	203
Open Pit	300	1.63	16
Total Indicated	2,670	2.55	219

Measured + Indicated
Underground	6,070	2.47	483
Open Pit	1,470	1.59	75
Total Measured + Indicated	7,540	2.30	558

Inferred - Underground	5,260	2.58	436
Inferred - Open Pit	780	1.61	40
Total Inferred	6,040	2.45	476

Notes:

1.	CIM (2014) definitions were followed for Mineral Resources.
2.	Mineral Resources are reported at a cut-off grade of 0.40 g/t Au for open pit and 1.0 g/t Au for underground.
3.	Mineral Resources are inclusive of Mineral Reserves.
4.	Mineral Resources are estimated using a gold price of US$1,500 per ounce and a US$/R$ exchange rate of R$3.70 = US$1.00.
5.	A minimum mining width of 1.0 m was used for underground Mineral Resources.
6.	Bulk density ranges from 2.72 t/m3 to 3.00 t/m3.
7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8.	Numbers may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Resource estimate.

Resource Database

The resource model was prepared by Leagold staff as of May 2018 and all of the relevant files were transferred to RPA for an independent review and audit. RPA was supplied with the FBDM drill hole database in comma delimited and Datamine formats. The database included collar, downhole survey, assay, alteration, density, lithology, and geotechnical tables and is complete as of February 25, 2018 and contains 33,379 drill holes for an aggregate length of approximately 1.9 million metres.

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The drill hole database used for the FBDM resource modelling included historic drilling by previous owners. The drilling was predominantly core drilling, with a limited number of reverse circulation holes.

Additionally, RPA was supplied with FBDM’s lithology and grade envelopes developed in Leapfrog, and the block model for the geology and grades in comma delimited format, completed during February 2018. Table 14-2 provides a summary of the drill hole database.

Table 14-2 Resource Database Summary

Fazenda Brasileiro Mine

Table	Number of Records
Collar	33,379
Survey	248,268
Assay	1,173,466
Composite (1 M)	123,717

RPA audited drill hole records to ensure that the grade, thickness, elevation, and mineralized zone used in preparing the current Mineral Resource estimate correspond to mineralization. RPA’s data verification procedures included the following:

•	Checked for duplicate drill hole traces, twinned holes, etc.
•	Checked collar locations for zero/extreme values.
•	Checked that drill hole collar coordinates and drill hole deviations were entered in the database, displayed in plan views and sections, and visually compared to relative locations of the holes.
•	Checked for gaps and overlapping assay intervals.
•	Checked for non-numeric data in assay tables.
•	Checked for maximum depth inconsistencies.

The resource database is considered by RPA to be sufficiently reliable for grade modelling and Mineral Resource estimation.

Geological Interpretation

In the 2016 Technical Report (RPA 2016), there were six separate mineralized structures/domains based on geology, structural behaviour, and grade continuity (Table 14-3) at FBDM.

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Table 14-3 Domain Assignments (2016)

Fazenda Brasileiro Mine

Domain	Zone
1	C Target
2	E Target
3	F Target
4	LGT Target
5	Canto Target
6	G Target

Previous designated zones (C Target, E Target, and Canto Target) were based on mine region designations and not specifically to the controlling structures and lithology in the area. Based on internal production records and discussions with the FBDM mine team, FBDM geologists noticed variable differences in grade and recovery percentages across the zone boundaries compared to their short-term mining block model. As a result, a program was initiated in 2017 to reinterpret the mineralized zones based on a better understanding of the geology, grade continuity, and structural controls in the area. FBDM resource wireframes were modelled based on grade information, geological observations, and short-term modelling that considered the refined stratigraphy of the area, historical design shape, several years of mapping, and the continuity of grade along strike and between mine levels.

Mineralized domains were interpreted using Leapfrog software with a cut-off grade of 1.0 g/t Au for underground zones and 0.4 g/t Au for open pit zones. As a general rule, Leagold geologists used the 200 Mean Sea Level (MSL) as the demarcation from 1.0 g/t Au to 0.4 g/t Au cut-off grade. The sectional outlines are snapped to drill holes (one metre assay intervals) and contain internal waste where appropriate to ensure plausible zone geometries and grade continuity.

A total of 10 structural and lithologic controlled domains were identified consisting of a total of 85 wireframes (Table 14-4 and Figure 14-1). The 2018 wireframes resulted in an increase in mineralized volume of 15.3 million cubic metres (Figures 14-2 and 14-3) with no changes for the F and G zones. For evaluation purposes and to discreetly separate domains and block models, RPA renumbered the rock type variables (block model domain) as follows: F Zone was renamed from 3 to 8, G Zone was renamed from 6 to 9, and Pau a Pique (PPQ) was renamed from 7 to 10.

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Table 14-4 Domain Assignments (2018)

Fazenda Brasileiro Mine

Block Model Domain	Zone	Number of Wireframes
1	CLX1	13
2	CLX2	4
3	EDEEP_CLX1	5
4	LGT	1
5	CANTO_CARB	11
6	CANTO_QTZ	38
7	VQ	10
8	F Zone	1
9	G Zone	1
10	PPQ	1
Total Wireframes		85

RPA inspected the wireframe models and notes that they appear to honour the logged lithology, and represent reasonable interpretations of the geology and grade distribution that are consistent with field observations. The boundaries of the deposit appear to be constrained to a reasonable distance from the nearest drill holes. RPA recommends the following updates to the Leapfrog wireframes prior to any future resource estimation updates:

•	Ensure that Hanging Wall and Footwall points are properly assigned with the individual wireframes to eliminate or reduce the number of “gaps” in the wireframe.
•	Compress controlling boundaries and eliminate pinch outs to allow for better modelling of grade continuity across lithologies.
•	Set minimum mining thickness to 1.0 m.
•	Clip or remove all isolated one-hole and/or thin (<0.5 m) wireframes.
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Figure 14-1 Drill Hole Location and Resource Wireframes 2018

Looking North
Drill Hole Trace
Legend:
CLX1
CLX2
EDEEP_CLX1
LGT
Canto Carb
Canto Qtz
VQ
F Zone
G Zone
PPQ
0
1000
2000
3000
4000
Metres
Figure 14-1
Fazenda Brasileiro Mine
Bahia State, Brazil
Drill Hole Location and
Resource Wireframes 2018
March 2020
Source: RPA, 2018.

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Figure 14-2 Drill Hole Location and Resource Wireframes 2016 vs. 2018

Looking North
Drill Hole Trace
Legend:
2016 Resource Wireframe
2018 Resource Wireframe
0
1000
2000
3000
4000
Metres

Figure 14-2

Fazenda Brasileiro Mine

Bahia State, Brazil

Drill Hole Location and Resource Wireframes 2016 vs 2018

March 2020

Source: RPA, 2018.

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Figure 14-3 Domain Assignment (Wireframe) Volume 2016 vs. 2018

Volume Comparison
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
Volume (m3)
E Target
F Zone
G Zone
LGT
C Target
Canto Target
CLX1
CLX2
Edeep_CLX1
Canto Carb
Canto Qtz
VQ
PPQ
Total
Wireframes
2016 Resource Estimate
2018 Resource Estimate

Statistical Analysis

The modelled mineralized wireframes were used to flag drill hole samples in the database. For each mineralized zone, resource assays, descriptive statistics, and histograms were investigated. Table 14-5 and Figure 14-4 present the descriptive and visual statistics for individual domains.

Table 14-5 Statistics of Resource Raw Assay Values by Domain

Fazenda Brasileiro Mine

Zone	Domain	Count	Min	Max	Mean	Variance	StDev	CV
CLX1	1	72,582	0.04	1154.39	4.27	102.7	10.13	2.37
CLX2	2	17,633	0.04	213.62	4.43	68.97	8.30	1.87
EDEEP-CLX1	3	5,717	0.04	126.63	3.31	36.02	6.00	1.81
LGT	4	4,891	0.04	65.04	0.93	5.2	2.28	2.45
CANTO_CARB*	5	8,415	0.04	250.00	3.20	78.51	8.86	2.77
CANTO_QTZ	6	24,220	0.04	999.90	2.86	126.6	11.25	3.94
VQ	7	1,890	0.04	152.25	5.25	96.01	9.80	1.87
F Zone	8	6,666	0.04	69.37	2.68	13.56	3.68	1.38
G Zone	9	3,475	0.04	52.56	2.30	11.82	3.44	1.49
PPQ	10	3,243	0.04	101.72	1.61	9.8	3.13	1.94

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Figure 14-4 Domain Box Plots

Capping of High Grade Assays

Where the assay distribution is skewed positively or approaches log-normal, erratic high grade assay values can have a disproportionate effect on the average grade of a deposit. One method of treating these outliers in order to reduce their influence on the average grade is to cut or cap them at a specific grade level. Sample capping was evaluated for each of the 10 mineralized zones. Histogram and probability plots for each grade zone is shown in Figures 14-5 through 14-14.

The influence of outliers was assessed for each domain and involved:

•	Reviewing the grade histograms and the point at which the high grade tail of the distribution begins to break up
•	Reviewing the global influence after applying various top-cuts
•	Reviewing the spatial location of outliers

Based on the evaluation of the outliers found in the upper end of the sample population distribution for each of the grade zones, Leagold capped the grades at an appropriate level. The highest grade samples in the distribution were considered outliers, which are deemed unrepresentative of the population distribution. The capping parameters are shown in Table 14-6.

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Table 14-6 Capping of Resource Assay Values by Domain

Fazenda Brasileiro Mine

Zone	Ore Cap Grade (g/t Au)	No. Of Samples Capped
CLX1	30	1,005
CLX2	30	246
EDEEP_CLX1	18	127
LGT	20	10
CANTO_CARB	27	137
CANTO_QTZ	30	154
VQ	27	45
F Zone	40	10
G Zone	22	20
PPQ	18	13

Table 14-7 summarizes the statistical results of the capping strategy used. After compositing the sample values to one metre composites, the mean grades are still very similar to the original capped sample grades for each of the grade zones.

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Table 14-7 Summary Statistics of Uncapped vs. Capped Assays
(g/t Au)

Fazenda Brasileiro Mine

Zone	CLX1			CLX2			EDEEP-CLX1
Descriptive Statistics	Raw	Cap	Comp	Raw	Cap	Comp	Raw	Cap	Comp
Number of Samples	72,582	72,582	54,425	17,633	17,633	14,982	5,717	5,717	5,332
Min	0.040	0.040	0.000	0.040	0.040	0.000	0.040	0.04	0.040
Max	1,154.39	30.00	30.00	213.62	30.00	30.00	126.63	18.00	18.00
Mean	4.27	3.97	3.54	4.43	4.13	3.95	3.31	3.01	3.01
Variance	102.70	33.12	25.10	68.97	33.60	31.26	36.02	14.70	14.66
StDev	10.13	5.76	5.01	8.30	5.80	5.59	6.00	3.83	3.83
CV	2.37	1.45	1.42	1.87	1.40	1.41	1.81	1.27	1.27
Number of Caps	0	1005		0	246		0	127

Zone	LGT			CANTO_CARB*			CANTO_QTZ
Descriptive Statistics	Raw	Cap	Comp	Raw	Cap	Comp	Raw	Cap	Comp
Number of Samples	4,891	4,891	5,315	8,415	8,415	7,413	24,220	24,220	22,339
Min	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04	0.04
Max	65.04	20.00	20.00	250.00	27.00	27.00	999.90	30.00	30.00
Mean	0.93	0.89	0.82	3.20	2.75	2.56	2.86	2.58	2.48
Variance	5.2	2.38	2.24	78.51	22.22	19.64	126.60	16.81	15.76
StDev	2.28	1.54	1.50	8.86	4.71	4.43	11.25	4.10	3.97
CV	2.45	1.73	1.82	2.77	1.71	1.73	3.94	1.59	1.60
Number of Caps		3			137			154

Zone	VQ			F Zone			G Zone
Descriptive Statistics	Raw	Cap	Comp	Raw	Cap	Comp	Raw	Cap	Comp
Number of Samples	1,890	1,890	1,653	6,666	6,666	5,789	3,475	3,475	3,226
Min	0.040	0.040	0.040	0.040	0.040	0.040	0.040	0.040	0.040
Max	152.25	27.00	27.00	69.37	40.00	40.00	52.56	22.00	22.00
Mean	5.25	4.69	4.52	2.68	2.66	2.62	2.30	2.25	2.22
Variance	96.01	34.61	32.49	13.56	12.39	11.59	11.82	9.23	8.91
StDev	9.80	5.88	5.70	3.68	3.52	3.41	3.44	3.04	2.98
CV	1.87	1.25	1.26	1.38	1.32	1.35	1.49	1.35	1.34
Number of Caps	0	45		0	10		0	20

Zone	PPQ
Descriptive Statistics	Raw	Cap	Comp
Number of Samples	3,243	3,243	3,243
Min	0.040	0.040	0.040
Max	101.72	18.00	18.00
Mean	1.61	1.55	1.55
Variance	9.80	5.22	5.22
StDev	3.13	2.28	2.28
CV	1.94	1.47	1.47
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Figure 14-5 Capping Definition of CLX1 Zone

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Figure 14-6 Capping Definition of CLX2 Zone

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Figure 14-7 Capping Definition of EDEEP_CLX1 Zone

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Figure 14-8 Capping Definition of LGT Zone

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Figure 14-9 Capping Definition of Canto CARB Zone

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Figure 14-10 Capping Definition of Canto QTZ Zone

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Figure 14-11 Capping Definition of VQ Target

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Figure 14-12 Capping Definition of F Zone

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Figure 14-13 Capping Definition of G Zone

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Figure 14-14 Capping Definition of PPQ Zone

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Treatment of Below Detection Samples

Samples that assayed below the detection limit were treated to better handle the influence of these samples in the subsequent compositing process. Negative or zero gold grades (below detection) were generally assigned a value of one half of the laboratory detection limit (i.e., 0.005 g/t Au grades were adjusted to 0.0025 g/t Au). In RPA’s opinion, this is a reasonable approach.

Compositing

The composite lengths used for grade interpolation were chosen considering the predominant sample length, the minimum mining width, the style of mineralization, the width of domains, and the continuity of grade. The raw assay data contains samples that have irregular sample lengths. Sample lengths range from 0.01 m to 29.0 m within the wireframe models, with 60% of the samples taken on one metre intervals and an average length of 0.896 m (Figure 14-15). Given this distribution, and considering the width of the mineralized domains, Leagold chose to composite to a length of one metre. These composites were then used in the subsequent grade modelling in the block model. RPA considers that the compositing approach is reasonable.

Figure 14-15 Histogram of Sample Lengths

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Assays within the wireframe domains were composited starting at the first mineralized wireframe boundary from the collar and resetting at each new wireframe boundary. Assays were capped prior to compositing. Table 14-8 shows the composite statistics by mineralized domain.

Table 14-8 Descriptive Statistics of Capped Composite Stats (g/t Au) by Domain
Fazenda Brasileiro Mine

Zone Name	Variable Number	Count	Min (g/t)	Max (g/t)	Mean (g/t)	Variance	StDev	CV
CLX1	1	54,425	0	30.00	3.54	25.10	5.01	1.42
CLX2	2	14,982	0	30.00	3.95	31.26	5.59	1.41
EDEEP_CLX1	3	5,332	0.04	18.00	3.01	14.66	3.83	1.27
LGT	4	5315	0.04	20.00	0.82	2.2	1.48	1.81
CANTO_CARB	5	7,413	0.04	27.00	2.56	19.64	4.43	1.73
CANTO_QTZ	6	22,339	0	30.00	2.48	15.76	3.97	1.60
VQ	7	1,653	0.04	27.00	4.52	32.49	5.70	1.26
F Zone	8	5,789	0.04	40.00	2.62	11.59	3.41	1.35
G Zone	9	3,226	0.04	22.00	2.22	8.91	2.98	1.34
PPQ	10	3,243	0.04	18.00	1.55	5.22	2.28	1.47

Continuity Analysis

FBDM generated downhole, directional, and omnidirectional geostatistical analyses using Isatis (Version 2017) mining software to evaluate the grade variability changes with distance, as well as to quantify nugget effects (Figures 14-16 to 14-24). In this document, the term variogram will be used to denote a generic spatial measure and will be used interchangeably with correlogram. The variogram was used to generate the downhole correlogram to establish the nugget variance (C0) prior to generating directional variography, when it occurs. The major, semi-major, and minor axes of the variography are selected based on the interpreted mineralization zone geometry and incorporate the known geological controls. The principal direction and dip associated with the domains are shown and are aligned with the strike and axes of structures which control the mineralization. The second direction is perpendicular to the principal direction, aligned with dip. The third direction is normal to the plane, aligned to the mineralization thickness.

The correlograms were evaluated to determine the optimum range and directions of mineral continuity, which was found to be consistent with the structural orientation of the mineralized zones.

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RPA visually inspected the correlograms and notes that they appear to have been generated and interpreted correctly and are reasonable. The observed distribution of grades within the model is reasonable, which suggests that the models were configured appropriately. In RPA’s opinion, the search ranges are reasonable for the style of mineralization and are generally consistent with the correlogram results. The major and semi-major search directions are typically within a plane oriented N20°E and dipping 40° to 45° east, which is the direction of maximum continuity of the mineralization (Table 14-9).

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Figure 14-16 CLX1 Variogram

Distance (m)
Variogram : Au_Cap
N86
N176_
N176
N86
N176
N176_

```
Isatis
01_DB/ORE_1(ROCK_MACRO{ROCK=1})
- Variable #1 : Au_Cap
Variogram : in 3 direction(s)
D1   : N86
       Angular tolerance =  45.00
       Lag =  4.00m, Count = 20 lags, Tolerance = 50.00%
       Horizontal Slicing =  500.00m
       Vertical Slicing =  250.00m
D2   : N176
       Angular tolerance =  45.00
       Lag =  4.00m, Count = 20 lags, Tolerance = 50.00%
       Horizontal Slicing =  500.00m
       Vertical Slicing =  250.00m
D3   : N176_01
       Angular tolerance =  35.00
       Lag =  2.00m, Count = 25 lags, Tolerance = 50.00%
       Horizontal Slicing =  150.00m
Model : 4 basic structure(s)
Global rotation = Azimuth=N86.00 Dip=44.00 (Geologist Plane)
S1  - Nugget effect, Sill =         12
S2  - Spherical - Range = 3.00m, Sill =          5
       Directional Scales = (      8.00m,      4.00m,      3.00m)
S3  - Spherical - Range = 5.00m, Sill =          6
       Directional Scales = (     25.00m,     10.00m,      5.00m)
S4  - Spherical - Range = 10.00m, Sill =          3
       Directional Scales = (     45.00m,     35.00m,     10.00m)
```

carlos.pires
Mar 02 2018   11:39:13
LP_2018

Figure 14-16

Fazenda Brasileiro Mine

Bahia State, Brazil

CLX1 Variogram

March 2020

Source: FBDM, 2018.

Equinox Gold Corp. – Fazenda Brasileiro Mine, Project #3233 Technical Report NI 43-101 – March 26, 2020	Page 14-25

www.rpacan.com

Figure 14-17 CLX2 Correlogram

Distance (m)
Correlogram : Au_Cap
N105
N195
N195_
1.00
0.75
0.50
0.25
0.00
-100
0
100
200

Isatis
01_DB/ORE_1(ROCK_MACRO{ROCK=2})
- Variable #1 : Au_Cap
Correlogram : in 3 direction(s)
D1 : N105
Angular tolerance = 30.00
Lag = 5.00m, Count = 61 lags, Tolerance = 50.00%
D2 : N195
Angular tolerance = 45.00
Lag = 2.00m, Count = 91 lags, Tolerance = 50.00%
Vertical Slicing = 2.99m
D3 : N195_01
Angular tolerance = 35.00
Lag = 2.00m, Count = 31 lags, Tolerance = 50.00%
Model : 5 basic structure(s)
Global rotation = Azimuth=N90.00 Dip=45.00 (Geologist Plane)
S1 - Nugget effect, Sill = 0.4
S2 - Spherical - Range = 5.00m, Sill = 0.51
Directional Scales = (7.00m, 7.00m, 5.00m)
S3 - Spherical - Range = 20.00m, Sill = 0.02
Directional Scales = (40.00m, 30.00m, 20.00m)
S4 - Spherical - Range = 25.00m, Sill = 0.03
Directional Scales = (N/A, 40.00m, 25.00m)
S5 - Spherical - Range = 25.00m, Sill = 0.04
Directional Scales = (N/A, N/A, 25.00m)

carlos.pires
Mar 02 2018 10:02:09
LP_2018

Figure 14-17

Fazenda Brasileiro Mine
Bahia State, Brazil

CLX2 Correlorgam

March 2020

Source: FBDM, 2018.

Equinox Gold Corp. – Fazenda Brasileiro Mine, Project #3233 Technical Report NI 43-101 – March 26, 2020	Page 14-26

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Figure 14-18 EDEEP Zone Correlogram

Distance (m)
Correlogram : Au_Cap
N105
N195
N195_

Isatis

01_DB/ORE_1(ROCK_MACRO{ROCK=2})
- Variable #1 : Au_Cap
Correlogram : in 3 direction(s)
D1 : N105
Angular tolerance = 30.00
Lag = 5.00m, Count = 45 lags, Tolerance = 50.00%
D2 : N195
Angular tolerance = 45.00
Lag = 2.00m, Count = 61 lags, Tolerance = 50.00%
Vertical Slicing = 2.99m
D3 : N195_01
Angular tolerance = 35.00
Lag = 2.00m, Count = 31 lags, Tolerance = 50.00%
Model : 4 basic structure(s)
Global rotation = Azimuth=N105.00 Dip=35.00 (Geologist Plane)
S1 - Nugget effect, Sill = 0.32
S2 - Spherical - Range = 4.00m, Sill = 0.58
Directional Scales = (4.00m, 5.00m, 5.00m)
S3 - Spherical - Range = 18.00m, Sill = 0.07
Directional Scales = (40.00m, 25.00m, 18.00m)
S4 - Spherical - Range = 30.00m, Sill = 0.03
Directional Scales = (N/A, N/A, 30.00m)

carlos.pires
Mar 02 2018 09:54:57
LP_2018

Figure 14-18

Fazenda Brasileiro Mine

Bahia State, Brazil

Edeep Zone Correlorgam

March 2020

Source: FBDM, 2018.

Equinox Gold Corp. – Fazenda Brasileiro Mine, Project #3233 Technical Report NI 43-101 – March 26, 2020	Page 14-27

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Figure 14-19 LGT Correlogram

Global Window - Model: Temporary Model
Distance (m)
Correlogram : Au_Cap
N90
N180
N180_
N180

Isatis

DH/compORE_1(ROCK{ROCKTYPE=4})
- Variable #1 : Au_Cap
Correlogram : in 3 direction(s)
D1 : N90
Angular tolerance = 45.00
Lag = 25.00m, Count = 35 lags, Tolerance = 50.00%
Horizontal Slicing = 300.00m
Vertical Slicing = 300.00m
D2 : N180
Angular tolerance = 45.00
Lag = 25.00m, Count = 35 lags, Tolerance = 50.00%
Horizontal Slicing = 300.00m
D3 : N180_01
Angular tolerance = 45.00
Lag = 25.00m, Count = 27 lags, Tolerance = 50.00%
Model : 4 basic structure(s)
Global rotation = Azimuth=N90.00 Dip=45.00 (Geologist Plane)
S1 - Nugget effect, Sill = 0.4
S2 - Spherical - Range = 10.00m, Sill = 0.3
Directional Scales = (15.00m, 10.00m, 10.00m)
S3 - Spherical - Range = 15.00m, Sill = 0.2
Directional Scales = (15.00m, 20.00m, 90.00m)
S4 - Spherical - Range = 100.00m, Sill = 0.1
Directional Scales = (150.00m, 100.00m, 120.00m)

carlos.pires
Oct 25 2016 10:15:16
1610_FBDM

Figure 14-19

Fazenda Brasileiro Mine

Bahia State, Brazil

LGT Correlorgam

March 2020 ***Source: FBDM, 2018.***

Equinox Gold Corp. – Fazenda Brasileiro Mine, Project #3233 Technical Report NI 43-101 – March 26, 2020	Page 14-28

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Figure 14-20 Canto CARB Variogram

Distance (m)
Variogram : Au_Cap
N70
N160
N160_

```
Isatis
01_DB/ORE_1(ROCK_MACRO{ROCK=5})
- Variable #1 : Au_Cap
Variogram : in 3 direction(s)
D1   : N70
       Angular tolerance =  25.00
       Lag =  8.00m, Count = 10 lags, Tolerance = 50.00%
       Vertical Slicing =  6.72m
D2   : N160
       Angular tolerance =  35.00
       Lag =  7.00m, Count = 12 lags, Tolerance = 50.00%
D3   : N160_01
       Angular tolerance =  45.00
       Lag =  1.00m, Count = 8 lags, Tolerance = 50.00%
Model : 3 basic structure(s)
Global rotation = Azimuth=N70.00 Dip=35.00 (Geologist Plane)
S1   - Nugget effect, Sill =          8
S2   - Spherical - Range = 4.00m, Sill =          9.5
       Directional Scales = (     10.00m,      5.00m,      4.00m)
S3   - Spherical - Range = 5.00m, Sill =          3
       Directional Scales = (     20.00m,     30.00m,      5.00m)
```

carlos.pires
Mar 01 2018   23:37:35
LP_2018

Figure 14-20

Fazenda Brasileiro Mine

Bahia State, Brazil

Canto Carb Correlorgam

March 2020

Source: FBDM, 2018.

Equinox Gold Corp. – Fazenda Brasileiro Mine, Project #3233 Technical Report NI 43-101 – March 26, 2020	Page 14-29

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Figure 14-21 Canto 2 QTZ Correlogram

Distance (m)
-100
0
100
1.00
0.75
0.50
0.25
0.00
Correlogram : Au_Cap
N80
1.0
0.5
0.0
N80
N170
N170_
Distance (m)
-50
0
50
N170
Correlogram : Au_Cap
1.0
0.5
0.0
N170

Isatis
01_DB/ORE_1(ROCK_MACRO{ROCK=6})
- Variable #1 : Au_Cap
Correlogram : in 3 direction(s)
D1 : N80
Angular tolerance = 30.00
Lag = 4.50m, Count = 51 lags, Tolerance = 50.00%
D2 : N170
Angular tolerance = 30.00
Lag = 4.00m, Count = 35 lags, Tolerance = 50.00%
Vertical Slicing = 8.62m
D3 : N170_01
Angular tolerance = 45.00
Lag = 3.00m, Count = 51 lags, Tolerance = 50.00%
Model : 5 basic structure(s)
Global rotation = Azimuth=N80.00 Dip=30.00 (Geologist Plane)
S1 - Nugget effect, Sill = 0.4
S2 - Spherical - Range = 4.00m, Sill = 0.4
Directional Scales = (4.00m, 6.00m, 4.00m)
S3 - Spherical - Range = 18.00m, Sill = 0.06
Directional Scales = (20.00m, 18.00m, 30.00m)
S4 - Spherical - Range = 25.00m, Sill = 0.07
Directional Scales = (50.00m, 25.00m, 35.00m)
S5 - Spherical - Range = 32.00m, Sill = 0.07
Directional Scales = (N/A, 32.00m, 50.00m)

carlos.pires
Mar 02 2018 09:48:39
LP_2018

Figure 14-21

Fazenda Brasileiro Mine
Bahia State, Brazil

Canto 2 Qtz Correlorgam

March 2020

Source: FBDM, 2018.

Equinox Gold Corp. – Fazenda Brasileiro Mine, Project #3233 Technical Report NI 43-101 – March 26, 2020	Page 14-30

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Figure 14-22 VQ Correlogram

Distance (m)
Correlogram : Au_Cap
N65
N155
N155_

Isatis
01_DB/ORE_1(ROCK_MACRO{ROCK=7})
- Variable #1 : Au_Cap
Correlogram : in 3 direction(s)
D1 : N65
Angular tolerance = 45.00
Lag = 9.00m, Count = 29 lags, Tolerance = 50.00%
Vertical Slicing = 8.62m
D2 : N155
Angular tolerance = 45.00
Lag = 9.00m, Count = 29 lags, Tolerance = 50.00%
Vertical Slicing = 8.62m
D3 : N155_01
Angular tolerance = 45.00
Lag = 9.00m, Count = 25 lags, Tolerance = 50.00%
Model : 4 basic structure(s)
Global rotation = Azimuth=N65.00 Dip=41.00 (Geologist Plane)
S1 - Nugget effect, Sill = 0.6
S2 - Spherical - Range = 5.00m, Sill = 0.27
Directional Scales = (10.00m, 8.00m, 5.00m)
S3 - Spherical - Range = 15.00m, Sill = 0.12
Directional Scales = (40.00m, 15.00m, 15.00m)
S4 - Spherical - Range = 20.00m, Sill = 0.01
Directional Scales = (70.00m, 25.00m, 20.00m)

carlos.pires
Mar 02 2018 09:41:45
LP_2018

Figure 14-22

Fazenda Brasileiro Mine

Bahia State, Brazil

VQ Correlorgam

March 2020

Source: FBDM, 2018.

Equinox Gold Corp. – Fazenda Brasileiro Mine, Project #3233 Technical Report NI 43-101 – March 26, 2020	Page 14-31

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Figure 14-23 F Zone Correlogram

Global Window - Model: Temporary Model
Distance (m)
Correlogram : Au_Cap
N90
N180
N180_
N90
N180
N180

Isatis
DH/compORE_1(ROCK{ROCKTYPE=3})
- Variable #1 : Au_Cap
Correlogram : in 3 direction(s)
D1 : N90
Angular tolerance = 45.00
Lag = 25.00m, Count = 35 lags, Tolerance = 50.00%
Horizontal Slicing = 300.00m
Vertical Slicing = 300.00m
D2 : N180
Angular tolerance = 45.00
Lag = 25.00m, Count = 35 lags, Tolerance = 50.00%
Horizontal Slicing = 300.00m
D3 : N180_01
Angular tolerance = 45.00
Lag = 25.00m, Count = 27 lags, Tolerance = 50.00%
Model : 4 basic structure(s)
Global rotation = Azimuth=N90.00 Dip=45.00 (Geologist Plane)
S1 - Nugget effect, Sill = 0.4
S2 - Spherical - Range = 10.00m, Sill = 0.35
Directional Scales = (15.00m, 10.00m, 10.00m)
S3 - Spherical - Range = 20.00m, Sill = 0.16
Directional Scales = (25.00m, 20.00m, 100.00m)
S4 - Spherical - Range = 110.00m, Sill = 0.09
Directional Scales = (160.00m, 110.00m, 130.00m)

carlos.pires
Oct 25 2016 10:13:21
1610_FBDM

Figure 14-23

Fazenda Brasileiro Mine
Bahia State, Brazil

F Zone Correlorgam

March 2020

Source: FBDM, 2018.

Equinox Gold Corp. – Fazenda Brasileiro Mine, Project #3233 Technical Report NI 43-101 – March 26, 2020	Page 14-32

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Figure 14-24 G Zone Correlogram

Global Window - Model: Temporary Model
Distance (m)
Correlogram : Au_Cap
N90
N180
N180_
N90
N180
N180

Isatis
DH/compORE_1(ROCK{ROCKTYPE=6})
- Variable #1 : Au_Cap
Correlogram : in 3 direction(s)
D1 : N90
Angular tolerance = 45.00
Lag = 25.00m, Count = 35 lags, Tolerance = 50.00%
Horizontal Slicing = 300.00m
Vertical Slicing = 300.00m
D2 : N180
Angular tolerance = 45.00
Lag = 25.00m, Count = 35 lags, Tolerance = 50.00%
Horizontal Slicing = 300.00m
D3 : N180_01
Angular tolerance = 45.00
Lag = 25.00m, Count = 27 lags, Tolerance = 50.00%
Model : 4 basic structure(s)
Global rotation = Azimuth=N90.00 Dip=45.00 (Geologist Plane)
S1 - Nugget effect, Sill = 0.4
S2 - Spherical - Range = 10.00m, Sill = 0.35
Directional Scales = (10.00m, 10.00m, 10.00m)
S3 - Spherical - Range = 25.00m, Sill = 0.15
Directional Scales = (30.00m, 25.00m, 80.00m)
S4 - Spherical - Range = 100.00m, Sill = 0.1
Directional Scales = (150.00m, 100.00m, 150.00m)

carlos.pires
Oct 25 2016 10:21:10
1610_FBDM

Figure 14-24

Fazenda Brasileiro Mine

Bahia State, Brazil

G Zone Correlorgam

March 2020

Source: FBDM, 2018.

Equinox Gold Corp. – Fazenda Brasileiro Mine, Project #3233 Technical Report NI 43-101 – March 26, 2020	Page 14-33

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Figure 14-25 PPQ Correlogram

Global Window - Model: Temporary Model
Distance (m)
Correlogram : Au_Cap
N90
N180
N180_
Isatis

DH/compORE_1(ROCK{ROCKTYPE=7})
- Variable #1 : Au_Cap
Correlogram : in 3 direction(s)
D1 : N90
Angular tolerance = 45.00
Lag = 25.00m, Count = 35 lags, Tolerance = 50.00%
Horizontal Slicing = 300.00m
Vertical Slicing = 300.00m
D2 : N180
Angular tolerance = 45.00
Lag = 25.00m, Count = 35 lags, Tolerance = 50.00%
Horizontal Slicing = 300.00m
D3 : N180_01
Angular tolerance = 45.00
Lag = 25.00m, Count = 27 lags, Tolerance = 50.00%
Model : 4 basic structure(s)
Global rotation = Azimuth=N90.00 Dip=45.00 (Geologist Plane)
S1 - Nugget effect, Sill = 0.4
S2 - Spherical - Range = 10.00m, Sill = 0.35
Directional Scales = (10.00m, 10.00m, 10.00m)
S3 - Spherical - Range = 20.00m, Sill = 0.15
Directional Scales = (20.00m, 20.00m, 100.00m)
S4 - Spherical - Range = 120.00m, Sill = 0.1
Directional Scales = (180.00m, 120.00m, 120.00m)

carlos.pires
Oct 25 2016 10:22:59
1610_FBDM

Figure 14-25

Fazenda Brasileiro Mine
Bahia State, Brazil

PPQ Correlorgam

March 2020

Source: FBDM, 2018.

Equinox Gold Corp. – Fazenda Brasileiro Mine, Project #3233 Technical Report NI 43-101 – March 26, 2020	Page 14-34

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Table 14-9 Variogram/Correlogram Results

Fazenda Brasileiro Mine

Code	Domain	Type	Azimuth	Dip	Nugget Effect	Structure 1				Structure 2				Structure 3				Structure 4
						Sill	X	Y	Z	Sill	X	Y	Z	Sill	X	Y	Z	Sill	X	Y	Z
1	CLX1	Variogram	86	44	12.00	5.00	8	4	3	6.00	25	10	5	3.00	45	35	10
2	CLX2	Correlogram	90	45	0.40	0.51	7	7	5	0.02	40	30	20	0.03	∞	40	25	0.04	∞	∞	25
3	EDEEP_CLX1	Correlogram	110	35	0.32	0.58	4	5	5	0.07	40	25	18	0.03	∞	∞	30
4	LGT	Correlogram	Omni directional		0.1	0.72	5	5	5	0.22	40	40	40
5	CANTO_CARB	Variogram	70	35	8.00	9.50	10	5	4	3.00	20	30	5
6	CANTO_QTZ	Correlogram	80	30	0.40	0.40	4	6	4	0.06	20	18	30	0.07	50	25	35	0.07	∞	32	50
7	VQ	Correlogram	65	41	0.60	0.27	10	8	5	0.12	40	15	15	0.01	70	25	20
8	F	Correlogram	100	35	0.3	0.5	5	10	5	0.15	20	30	15	0.05	120	80	40
9	G	Correlogram	90	45	0.3	0.6	5	10	5	0.1	40	35	25
10	PPQ	Correlogram	Omni directional		0.4	0.35	5	5	5	0.15	25	25	25	0.1	90	90	90

Equinox Gold Corp. – Fazenda Brasileiro Mine, Project #3233 Technical Report NI 43-101 – March 26, 2020	Page 14-35

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Bulk Density

Bulk density measurements were determined using 10 cm long samples from each lithology encountered and from each one metre assay interval in each core hole. Measurements were determined by a water displacement method as follows:

•	The sample is dried, coated in Vaseline, and then weighed.
•	The sample is then placed in a graduated, water-filled cylinder.
•	The amount of water displaced is measured.
•	The bulk density is then calculated as the weight of the sample divided by the volume of water displaced.

The measured average bulk density by zone used in the estimation ranges from 2.77 g/cm3 to 3.01 g/cm3, with an overall average of 2.86 g/cm3. RPA is of the opinion that this value is reasonable for the rock types observed at site and is typical for the host rock types of the mineralization (Table 14-10).

Table 14-10 Average Bulk Density Values

Fazenda Brasileiro Mine

Domain	Code	# of Ore Samples	Ore Density (g/cm3)	# of Waste Samples	Waste Density (g/cm3)
CLX1	1	82	2.98	335	2.96
CLX2	2	30	2.84	146	2.81
EDEEP_CLX1	3	55	3.01	340	2.94
LGT*	4		2.77	4	2.77
CANTO_CARB	5	2	2.77	74	2.77
CANTO_QTZ	6	12	2.84	64	2.77
VQ	7	2	2.78	14	2.81
F Zone	8	154	2.79	639	2.83
G Zone	9	25	2.96	238	2.82
PPQ*	10		2.88		2.86

Note: * Density values for LGT and PPQ are based on historically average values

Block Model

Eight block models were created by Leagold in Datamine to support the Mineral Resource estimate at the Mine: Main Open Pit - Canto 1 Sul (MOP), Main Canto 2 (MC2), Main Underground (MUG), EDEEP, LGT, F Zone (MFBF), G Zone (MFBG), and PPQ. Estimated grades of the deposit were constructed by Leagold in Isatis (Version 2017) mining software.

Equinox Gold Corp. – Fazenda Brasileiro Mine, Project #3233 Technical Report NI 43-101 – March 26, 2020	Page 14-36

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For the open pit deposits, the block size was selected to be consistent with the Selective Mining Unit (SMU) size for the planned open pit mining regularized to 5 m by 5 m by 5 m. For underground deposits, sub-blocking was used to give a more accurate volume representation of the wireframes. Sub-blocks were set to a minimum size of 1.0 m x 1.0 m x 0.5 m (x, y, and z). The models are oriented with an azimuth of 0.0°, dip of 0.0°, and a plunge of 0.0°. The FBDM model origin (lower-left corner at lowest elevation) is set at local mine coordinates. A summary of the block model extents and properties for each of the FBDM block models is provided in Tables 14-11 to 14-18.

RPA notes that the actual Datamine block model produced block sizes smaller than the schema outlined in Tables 14-11 to 14-18. FBDM personnel states this was a function of the Datamine software and has been fixed for the next model update. RPA performed validation and visual checks of block model slices against both drill hole assay and composite grades, and is of the opinion that the discrepancy in minimum block sizes should not materially affect the Mineral Resource estimate.

RPA considers the FBDM block model parameters to be acceptable, however, RPA recommends the following in future block model updates:

•	If wireframes are built using a specific lithology code, ensure that all blocks within the wireframe are assigned the same number.
•	Ensure that all wireframes (triangulations) are properly closed and validated including mine design shapes.
•	Reduce parent block size of underground models from 10 m by 10 m x 1 m to 2 m x 2 m x 2m with sub-blocks set to a minimum size of 1 m x 1 m x 0.5 m to reduce smoothing of local grade variabilities.
Equinox Gold Corp. – Fazenda Brasileiro Mine, Project #3233 Technical Report NI 43-101 – March 26, 2020	Page 14-37

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Table 14-11 Block Model MOP Dimensions

Fazenda Brasileiro Mine

Origin	Value
Xmin	89,150
Ymin	33,600
Zmin	300
X Extents	4,750
Y Extents	900
Z Extents	150

Schema	Value
Parent
DX	5
DY	5
DZ	5
NX	950
NY	180
NZ	30
Sub-Block
DX	0
DY	0
DZ	0
NX	0
NY	0
NZ	0

Model Rotation	Value
Bearing	90
Plunge	0
Dip	0
Project Units	Metres
Coordinate System	Local Mine Coordinates

Equinox Gold Corp. – Fazenda Brasileiro Mine, Project #3233 Technical Report NI 43-101 – March 26, 2020	Page 14-38

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Table 14-12 Block Model MC2 Dimensions

Fazenda Brasileiro Mine

Origin	Value
Xmin	93,400
Ymin	34,000
Zmin	0
X Extents	1,200
Y Extents	800
Z Extents	-450

Schema	Value
Parent
DX	5
DY	5
DZ	5
NX	240
NY	160
NZ	90
Sub-Block
DX	0
DY	0
DZ	0
NX	0
NY	0
NZ	0

Model Rotation	Value
Bearing	90
Plunge	0
Dip	0
Project Units	Metres
Coordinate System	Local Mine Coordinates

Equinox Gold Corp. – Fazenda Brasileiro Mine, Project #3233 Technical Report NI 43-101 – March 26, 2020	Page 14-39

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Table 14-13 Block Model MUG Dimensions

Fazenda Brasileiro Mine

Origin	Value
Xmin	89,150
Ymin	32,800
Zmin	-600
X Extents	4,750
Y Extents	1,450
Z Extents	900

Schema	Value
Parent
DX	10
DY	10
DZ	1
NX	475
NY	145
NZ	900
Sub-Block
DX	1.0
DY	1.0
DZ	0.5
NX	4,750
NY	1,450
NZ	1,800

Model Rotation	Value
Bearing	0
Plunge	0
Dip	0
Project Units	Metres
Coordinate System	Local Mine Coordinates

Equinox Gold Corp. – Fazenda Brasileiro Mine, Project #3233 Technical Report NI 43-101 – March 26, 2020	Page 14-40

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Table 14-14 Block Model EDEEP Dimensions

Fazenda Brasileiro Mine

Origin	Value
Xmin	90,900
Ymin	32,400
Zmin	-900
X Extents	1,800
Y Extents	600
Z Extents	550

Schema	Value
Parent
DX	10
DY	10
DZ	1
NX	180
NY	60
NZ	550
Sub-Block
DX	1.0
DY	1.0
DZ	0.5
NX	1,800
NY	600
NZ	1,100

Model Rotation	Value
Bearing	90
Plunge	0
Dip	0
Project Units	Metres
Coordinate System	Local Mine Coordinates

Equinox Gold Corp. – Fazenda Brasileiro Mine, Project #3233 Technical Report NI 43-101 – March 26, 2020	Page 14-41

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Table 14-15 Block Model LGT Dimensions

Fazenda Brasileiro Mine

Origin	Value
Xmin	96,250
Ymin	36,250
Zmin	-500
X Extents	5,000
Y Extents	2,500
Z Extents	1,000

Schema	Value
Parent
DX	12.5
DY	12.5
DZ	1
NX	400
NY	200
NZ	1000
Sub-Block
DX	1.0
DY	1.0
DZ	0.5
NX	5,000
NY	2,500
NZ	2,000

Model Rotation	Value
Bearing	90
Plunge	0
Dip	0
Project Units	Metres
Coordinate System	Local Mine Coordinates

Equinox Gold Corp. – Fazenda Brasileiro Mine, Project #3233 Technical Report NI 43-101 – March 26, 2020	Page 14-42

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Table 14-16 Block Model MFBF Dimensions

Fazenda Brasileiro Mine

Origin	Value
Xmin	86,500
Ymin	32,000
Zmin	-900
X Extents	8,500
Y Extents	3,000
Z Extents	1,350

Schema	Value
Parent
DX	12.5
DY	12.5
DZ	1
NX	680
NY	240
NZ	1350
Sub-Block
DX	1.0
DY	1.0
DZ	0.5
NX	8,500
NY	3,000
NZ	2,700

Model Rotation	Value
Bearing	90
Plunge	0
Dip	0
Project Units	Metres
Coordinate System	Local Mine Coordinates

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Table 14-17 Block Model MFBG Dimensions

Fazenda Brasileiro Mine

Origin	Value
Xmin	86,500
Ymin	32,000
Zmin	-900
X Extents	8,500
Y Extents	3,000
Z Extents	1,350

Schema	Value
Parent
DX	12.5
DY	12.5
DZ	1
NX	680
NY	240
NZ	1350
Sub-Block
DX	1.0
DY	1.0
DZ	0.5
NX	8,500
NY	3,000
NZ	2,700

Model Rotation	Value
Bearing	90
Plunge	0
Dip	0
Project Units	Metres
Coordinate System	Local Mine Coordinates

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Table 14-18 Block Model PPQ Dimensions

Fazenda Brasileiro Mine

Origin	Value
Xmin	85,250
Ymin	31,750
Zmin	-500
X Extents	2,000
Y Extents	2,500
Z Extents	900

Schema	Value
Parent
DX	12.5
DY	12.5
DZ	1
NX	160
NY	200
NZ	900
Sub-Block
DX	1.0
DY	1.0
DZ	0.5
NX	2,000
NY	2,500
NZ	1,800

Model Rotation	Value
Bearing	90
Plunge	0
Dip	0
Project Units	Metres
Coordinate System	Local Mine Coordinates

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Interpolation Parameters

Block model representations of the deposit lithology and grade zones were constructed, along with grade estimations for gold. Estimation of the grades was controlled by the individual lithologic grade domains. Search ellipsoid geometry was oriented into the structural plane of the mineralization, as indicated by the variography. One-metre composites were used for the estimation, with composites matched to domain zone. Ordinary Kriging (OK) estimation or Inverse Distance Squared (ID2) interpolation methods were used to assign a gold grade to each block in Isatis (Version 2017). Estimation was made on a regular parent cell model (open pit and underground) in Isatis and then was imported back into Datamine. Open pit grade estimation used a regular parent cell model while underground grade estimation was made using sub-blocks. Sub-blocks for the underground domains were assigned the grade value of the parent block. Search ellipses were oriented along determined trends within the mineralized wireframes. Table 14-19 presents the grade estimation parameter for OK and Table 14-20 presents the grade estimation parameter for ID2.

Table 14-19 OK Block Estimate Search Parameter by Domain

Fazenda Brasileiro Mine

Domain	Estimation Type	Azimuth (°)	Dip (°)	Major Axis (m)	Semi Major (m)	Minor Axis (m)	Min. Number of Samples
CLX1	OK	86	44	54	42	12	4
CLX2	OK	90	45	48	48	30	4
EDEEP_CLX1	OK	110	35	48	30	36	4
LGT	OK	90	45	180	120	144	4
CANTO_CARB	OK	70	35	24	36	6	4
CANTO_QTZ	OK	80	30	60	38.4	60	4
VQ	OK	65	41	84	30	24	4
F Zone	OK	90	45	192	132	156	4
G Zone	OK	90	45	180	120	180	4
PPQ	OK	0	35	110	110	110	4

Domain	No. of Horizontal Angular Sectors (Split Vertically)	Optimum No. of Samples per Sector	Min. Distance Between Two Selected Samples (m)	Max. No. of Consecutive Empty Sector	Optimum No. of Samples per Hole	Max. No. of Samples per Hole	Nugget
CLX1	4	2	1	4	2	2	12
CLX2	4	2	1	4	2	2	0.4
EDEEP_CLX1	4	2	1	4	2	2	0.32
LGT	4	2	1	4	2	2	0.1
CANTO_CARB	4	2	1	4	2	2	8
CANTO_QTZ	4	2	1	4	2	2	0.4
VQ	4	2	1	4	2	2	0.6
F Zone	4	2	1	4	2	2	0.3
G Zone	4	2	1	4	2	2	0.3
PPQ	4	2	1	4	2	2	0.4

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Table 14-20 ID2 Block Estimate Search Parameter by Domain

Fazenda Brasileiro Mine

Domain	Estimation Type	Azimuth (°)	Dip (°)	Major Axis (m)	Semi Major (m)	Minor Axis (m)	Min. Number of Samples
CLX1	ID2	86	44	81	63	18	4
CLX2	ID2	90	45	72	72	45	4
EDEEP_CLX1	ID2	110	35	72	45	54	4
LGT	ID2	90	45	300	200	250	4
CANTO_CARB	ID2	70	35	36	54	9	4
CANTO_QTZ	ID2	80	30	90	57.6	90	4
VQ	ID2	65	41	126	45	36	4
F Zone	ID2	90	45	350	200	300	4
G Zone	ID2	90	45	300	200	300	4
PPQ	ID2	0	35	400	400	400	4

Domain	No. of Horizontal Angular Sectors (Split Vertically)	Optimum No. of Samples per Sector	Min. Distance Between Two Selected Samples (m)	Max. No. of Consecutive Empty Sector	Optimum No. of Samples per Hole	Max. No. of Samples per Hole
CLX1	4	2	1	4	2	2
CLX2	4	2	1	4	2	2
EDEEP_CLX1	4	2	1	4	2	2
LGT	4	2	1	4	2	2
CANTO_CARB	4	2	1	4	2	2
CANTO_QTZ	4	2	1	4	2	2
VQ	4	2	1	4	2	2
F Zone	4	2	1	4	2	2
G Zone	4	2	1	4	2	2
PPQ	4	2	1	4	2	2

RPA considers the FBDM interpolation parameters to be acceptable, however, RPA recommends the following in future block model updates:

•	Ensure that the search ellipsoids are properly aligned along the geometric orientations (strike, dip, and plunge) of the wireframe or use dynamic anisotropy search to minimize horizontal striping of grades.

Block Model Validation

RPA validated the block model using the following methods:

•	Visual inspection of block versus composite grades on plan, vertical cross section, and long section.
•	Swath plots of composite grades versus OK and NN grades in the X, Y, and Z directions.
•	Volumetric comparison of blocks versus wireframes.
•	Statistical comparison of block grades with assay and declustered composite grades.
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Visual Comparison

The block model was visually validated by the examination of the drill hole composite grades compared with the estimated block grades on sections and plans. RPA found grade continuity to be reasonable and confirmed that the block grades were reasonably consistent with local drill hole composite grades. Figures 14-26 and 14-27 are cross sections demonstrating the consistency.

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Figure 14-26 Block Model MUG Vertical Cross Section E90425

Looking West
350 L
300 L
250 L
200 L
150 L
100 L
50 L
33500 N
33550 N
33600 N
33650 N
33700 N
33750 N
33800 N
0
20
40
60
80
100
Metres
Legend:
Au (ppm)
< 0.1
0.1 - 0.5
0.5 - 1.0
1.0 - 1.5
1.5 - 3.0
3.0 - 5.0
5.0 - 10.0
> 10.0

Figure 14-26

Fazenda Brasileiro Mine
Bahia State, Brazil

Block Model MUG Vertical Cross Section 90425 E

March 2020

Source: RPA, 2018.

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Figure 14-27 Block Model MUG Vertical Cross Section E91550

Looking West
0 L
-100 L
-150 L
-200 L
33150 N
33200 N
33250 N
33300 N
33350 N
Legend:
Au (ppm)
< 0.1
0.1 - 0.5
0.5 - 1.0
1.0 - 1.5
1.5 - 3.0
3.0 - 5.0
5.0 - 10.0
> 10.0
0
20
40
60
80
100
Metres
March 2020
Source: RPA, 2018.

Figure 14-27

Fazenda Brasileiro Mine

Bahia State, Brazil

Block Model MUG Vertical Cross Section 91550 E

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Swath Plots

The gold grade block model was also evaluated on a sectional basis using swath plots from Isatis as shown in an example in Figure 14-28. The swath plots were generated for northerly increments (east-west sections) to show the composite mean compared to the OK gold grade model, as well as with the NN check model. An NN estimate is considered to be an unbiased grade check, representing the highest grades that would be expected globally in the block model. The OK estimate, being a moving average estimate, will tend to be more smoothed. Some local variability between the NN and OK grades would be expected. In RPA’s opinion, the swath plots show reasonably good correlation among the OK grades, the NN grades, and the composite grades.

Figure 14-28 CLX1 Swath Plot

Source: Leagold 2018

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Volume Comparison

Wireframe volumes were compared to block volumes for each domain at FBDM. This comparison is summarized in Table 14-21 and results show that there is good agreement between the wireframe volumes and block model volumes with differences ranging from less than 1% to 17%. Volume differences within the Canto Carb domains are attributed to the wireframe not being completely filled with blocks.

Table 14-21 Volume Comparison

Fazenda Brasileiro Mine

Domain	Wireframe Volume (m3)	Block Model Volume (m3)	%∆ Volume
01_CLX1_Rev01_rpa.00t	8,042,360	7,929,163	-1.41%
02_CLX2_Rev01_rpa.00t	1,854,555	1,841,156	-0.72%
03_EDEEP_CLX1_Rev02_rpa.00t	695,802	695,805	0.00%
1610_LGT_Rev1_rpa.00t	1,886,553	1,807,895	-4.17%
05_CANTO_CARB_Rev01_rpa.00t	1,466,983	1,220,484	-16.80%
06_CANTO_QTZ_Canto2_Rev00_rpa.00t	1,506,997	1,536,920	1.99%
06_CANTO_QTZ_Mina_Rev00_rpa.00t	3,637,746	3,355,460	-7.76%
07_VQ_Rev01_rpa.00t	204,986	199,889	-2.49%
1610_F_Rev1_rpa.00t	974,208	929,197	-4.62%
1610_G_Rev1_rpa.00t	324,504	324,503	0.00%
1610_PPQ_Rev2_rpa.00t	1,482,956	1,437,328	-3.08%
Total	22,077,650	21,277,799	-3.62%

Statistical Comparison

A statistical comparison of the estimated block grades with the one-metre composites is shown in Table 14-22. Declustered composites are shown to reduce the effects of the drilling bias towards the mineralized areas, and to compare more directly with the model blocks, which are declustered by the kriging process. The block results compare well with the composites, indicating a reasonable overall representation of the gold grades in the block model. RPA considers the FBDM block model estimates to be acceptable.

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Table 14-22 Statistics of Block Grades Compared to
Composite Grades by Domain

Fazenda Brasileiro Mine

Zone		CLX1			CLX2			EDEEP_CLX1
Descriptive Statistics	Comp	Block	% Diff	Comp	Block	% Diff	Comp	Block	% Diff
Number of Samples	54,425	2,430,048		14,982	798,340		5,332	1,231,560
Min	0.00	0.10		0.00	0.00		0.04	0.10
Max	30.00	19.41		30.00	16.43		18.00	12.37
Mean	3.54	3.48	-1.45%	3.95	3.75	-5.18%	3.01	2.78	-7.46%
Variance	25.10	3.95		31.26	4.54		14.66	2.41
StDev	5.01	1.99		5.59	2.13		3.83	1.55
CV	1.42	0.57		1.41	0.57		1.27	0.56

Zone		LGT			CANTO_CARB			CANTO_QTZ
Descriptive Statistics	Comp	Block	% Diff	Comp	Block	% Diff	Comp	Block	% Diff
Number of Samples	5,315	4,250,645		7,413	391,687		22,339	1,193,872
Min	0.04	0.00		0.04	0.11		0.00	0.10
Max	20.00	8.56		27.00	26.48		30.00	17.01
Mean	0.82	0.81	-1.86%	2.56	2.78	8.60%	2.48	2.63	6.18%
Variance	2.20	0.64		19.64	3.57		15.76	2.81
StDev	1.48	0.80		4.43	1.89		3.97	1.68
CV	1.81	1.00		1.73	0.68		1.60	0.64

Zone		VQ			F Zone			G Zone
Descriptive Statistics	Comp	Block	% Diff	Comp	Block	% Diff	Comp	Block	% Diff
Number of Samples	1,653	75,708		5,789	1,062,767		3,226	1,736,744
Min	0.04	0.10		0.04	0.00		0.04	0.00
Max	27.00	22.70		40.00	12.95		22.00	7.97
Mean	4.52	4.75	5.09%	2.62	2.61	-0.41%	2.22	2.22	-0.17%
Variance	32.49	10.50		11.59	2.40		8.91	1.57
StDev	5.70	3.24		3.41	1.55		2.98	1.25
CV	1.26	0.68		1.30	0.59		1.34	0.57

Zone		PPQ
Descriptive Statistics	Comp	Block	% Diff
Number of Samples	3,243	5,864,553
Min	0.04	0.00
Max	18.00	12.40
Mean	1.55	1.63	5.11%
Variance	5.22	1.95
StDev	2.28	1.40
CV	1.47	0.86

Cut-off Grade

CIM (2014) definitions specify that to satisfy the definition of Mineral Resources, there must be “reasonable prospects for eventual economic extraction”. This is most commonly taken to mean that a cut-off grade should be applied to the resource model, which reflects some

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generally acceptable assumptions concerning metal prices, metallurgical recoveries, costs, and other operational constraints.

RPA notes that the price assumptions for gold are different for Mineral Resource and Mineral Reserve pit shells. For the FBDM zones, a conceptual open pit optimization using US$1,500/oz of Au was used to constrain the resources close to the surface, at an open pit cut-off grade of 0.46 g/t Au which was rounded up to 0.50 g/t Au for reporting resources. The underground resource cut-off grade was calculated to equal 0.97 g/t Au which was rounded up to 1.0 g/t Au for reporting resources. The Mineral Resource optimization inputs are shown in Table 14-23.

Table 14-23 Underground and Open Pit Cut-off Grade Optimization Factors as of May 2018 Fazenda Brasileiro Mine

Parameter	Unit	Underground	Open Pit
Au price	$/oz	1,500	1500
Au recovery	%	90	90
Dilution	%	0	0

Mining royalty	%	1.5	0
Refining costs	US$/oz	3.25	3.25

Operating Cost
Exchange Rate	R$/US$	3.70:1.00	3.70:1.00

Mine	$/t	22.29	2.77
Process	$/t	13.34	13.35
G&A	$/t	5.89	5.89
Ore Haulage Difference	$/t	0	0.04
Rehandle	$/t	0	0.5
Total	$/t	41.52	19.78

Cut-off grade	g/t	0.97	0.46

Source: Leagold 2018

Metal prices used for Mineral Reserves are based on consensus, long term forecasts from banks, financial institutions, and other sources. For Mineral Resources, metal prices used are higher than those for Mineral Reserves. The foreign exchange rate used in this analysis has

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changed significantly to the present exchange rate of R$3.70 = US$1.00, and it represents an economic benefit to the project.

Figure 14-29 shows an example of the sensitivity of the FBDM block model to various cut-off grades for the FBDM F Zone. The tonnages and grades shown are for comparative purposes only and are not to be considered as Mineral Resources.

Figure 14-29 F Zone Mineral Resource Tonnes and Grade at
Various Cut-off Grades

Classification

The FBDM Mineral Resources have been classified as Measured, Indicated, or Inferred Resources. The resource classification was based on the number of samples and distance to drill holes used to estimate a block within a certain range. A good criterion to ensure that the distance to drill holes is appropriate to use is the range of the correlogram, as this establishes spatial continuity of a variable. The main criterion of sample-based classification is the distance to be used between the block and the samples used in the estimation. Each domain inside the mine has been classified based on their own correlogram, resulting in varying distances to the same category.

The classification criteria considered were as follows:

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•	Measured Resource - 100% of the Au correlogram/variogram range and at least eight samples and four holes.
•	Indicated Resource - 200% of the Au correlogram/variogram range and at least eight samples and four holes.
•	Indicated Resource - the remainder of the blocks.

Each target was considered as independent for estimation and classification as listed in Table 14-24.

Table 14-24 Correlogram Ranges Used for Resource
Classification

Fazenda Brasileiro Mine

Code	Domain	Min. Samples	Min. Drill Holes	Measured			Indicated			Inferred
				Search Range			Search Range
				X	Y	Z	X	Y	Z
1	CLX1¹	8	4	45	34	10	90	68	20	Rest of Blocks
2	CLX2¹	8	4	40	40	25	80	80	50
3	EDEEP_CLX1¹	8	4	40	24	30	80	48	60
4	LGT	8	4	20	20	20	40	40	40
5	CANTO_CARB¹	8	4	20	30	5	40	60	10
6	CANTO_QTZ¹	8	4	50	32	50	100	64	100
7	VQ²	8	4				70	25	20
8	F	8	4	60	40	20	120	80	40
9	G	8	4	20	17	12	40	34	24

Note:

1.	Measured - 100% of Correlogram/Variogram / Indicated - 200% of Correlogram/Variogram
2.	100% of Correlogram Indicated, because it´s QV

* If ID2 used for estimation no Measured Resources allowed

After the classification was completed, the FBDM geologist made a manual review of blocks by applying a smoothing envelope along the edges to eliminate any inconsistencies. Figure 14-30 shows the classification for the F and G zones.

RPA considers the Mineral Resource classification of the FBDM zones to be appropriate and consistent with CIM (2014) definitions.

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Figure 14-30 Classification of F and G Zones

34500 N
34000 N
33500 N
87500 E
88000 E
88500 E
89000 E
N
G Zone
F Zone
Legend:
Depleted
Measured
Indicated
Inferred
0
100
200
300
400
500
Metres
March 2020

Figure 14-30

Fazenda Brasileiro Mine

Bahia State, Brazil

Classification of F and G Zones

Source: RPA, 2016.

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Mineral Resource Reporting

After completing all final modelling routines (classification), estimations, data and geostatistical analysis, FBDM geologists depleted the wireframes from all known mined areas by flagging blocks in those areas as “mined”. These blocks were excluded from final Mineral Resource estimate.

The models were then passed to the Reserves Team to evaluate all the resources with the Mineable Shape Optimizer (MSO) (underground) or NPV (open pits) Datamine software routines to determine what is economic to be mined without mine sequencing.

Following this phase, the underground stope development and open pit models were delivered to the Resources Team. Listed below are the steps performed to prepare the final Mineral Resource and Mineral Reserve estimates for FBDM:

1.	Build original wireframes using 1.0 g/t Au cut-off grade for underground and 0.4 g/t Au cut-off grade for open pit. (Figure 14-31).

2.	Estimate block grade using OK or ID2.

3.	Classify blocks as Measured, Indicated, or Inferred Mineral Resources

4.	Deplete mined volumes from the model by flagging blocks as “mined” and exclude these from resource estimate.

5.	Develop economic criteria, economic stopes, drifts, and open pits (Figure 14-32).

6.	Complete reserve and resource estimates:
a.	Underground reserves are based on stopes/drifts (1.29 g/t Au cut-off grade)
b.	Underground resources are flagged outside the stopes and development drifts (1.0 g/t Au cut-off grade shell). RPA notes the following:
i.	This methodology of resource reporting only applies to the F Zone, G Zone, LGT, Canto 2 (underground), and PPQ areas which have not been exposed to any current or historic underground mining operations.
ii.	Resources for the MUG and EDEEP areas which have been exposed to both current and historic underground operations are reported using stopes and development drifts based on a $1,500 gold price. The primary factor contributing to this methodology change in resource reporting is due to unrealiable survey information on historic mine workings. For this reason, Leagold has elected to only report those resources in which they are able to confidently design stopes using MSO.
c.	Open pit resources are flagged using $1,500/oz (0.5 g/t Au cut-off grade)
d.	Open pit reserves are flagged using $1,200/oz (0.64 g/t Au cut-off grade for Canto 1 Sul and PPQ, and 0.72 g/t Au cut-grade for Canto 2)
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7.	Calculate waste tonnage using volume of stopes/drifts which do not have associated blocks and are outside the original wireframes (step 1) and multiplying them by the appropriate bulk density value.

8.	Remove pillar material which needs to remain in place from the final resource estimate.

RPA verified reported reconciliation records supplied by Leagold on FBDM key performance indicators (KPI) vs. Vulcan estimates from January 2018 through May 2018 (Table 14-25). RPA shows that the overall ore tonnage varies less than 5%, grade varies by 25%, and total ounces by 13%. In RPA’s opinion, these numbers reflect acceptable reconciliation with the block model but warrant further investigation for the causes of the variances.

Table 14-25 Reconciliation for January through May 2018
Fazenda Brasileiro Mine

Reconciliation	Ore Tonnage	Au Grade (g/t)	Au Ounces
KPI	539,143	1.80	27,069
RPA Vulcan Validation	515,592	1.44	23,896
Difference	23,550	0.36	3,174
Percentage	4.6%	24.6%	13.3%

RPA considers the FBDM block model estimates to be acceptable. RPA considers the waste tonnage calculation to be acceptable but recommends that in the future the waste volumes should be filled with blocks with an assigned grade value of zero for reconciliation. RPA also recognizes that there remains potential for increasing the underground resources in the MUG area dependent upon the validation of the location of the historic mine workings and operations. RPA recommends that an underground survey program be completed in these areas where data is lacking.

A summary of the Mineral Resource estimate by zone as of May 31, 2018 for FBDM is provided in Table 14-26.

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Figure 14-31 1.0 g/t Au Grade Shell Wireframes for F and G Zones

34500 N
34000 N
33500 N
87500 E
88000 E
88500 E
89000 E
N
G Zone
F Zone
0
100
200
300
400
500
Metres

Figure 14-31

Fazenda Brasileiro Mine
Bahia State, Brazil

1.0 g/t Grade Shell Wireframes for F and G Zones

March 2020

Source: RPA, 2016.

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Figure 14-32 Stope and Pit Design for F and G Zones

500 L
450 L
400 L
350 L
300 L
250 L
200 L
150 L
100 L
50 L
0 L
-50 L
-100 L
-150 L
-200 L
-250 L
-300 L
-350 L
-400 L
-450 L
-500 L
-550 L
-600 L
-650 L
G Zone
G Stope
F Pit
F Shallow Stope
F Zone
F Deep Stope
87500 E
88000 E
88500 E
89000 E
0
100
200
300
400
500
Metres

Figure 14-32

Fazenda Brasileiro Mine
Bahia State, Brazil

Stope and Design Pit for F and G Zones

March 2020

Source: RPA, 2016.

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Table 14-26 Mineral Resource Summary by Zone as of May 31, 2018

Fazenda Brasileiro Mine

Orebody	Measured			Indicated			Inferred
	Tonnage (000)	Grade (g/t Au)	Contained Metal (000 oz Au)	Tonnage (000)	Grade (g/t Au)	Contained Metal (000 oz Au)	Tonnage (000)	Grade (g/t Au)	Contained Metal (000 oz Au)
Underground
CLX1	830	2.27	61	410	2.09	28	370	4.17	50
CLX2	360	2.57	30	120	2.85	11	0	0.00	0
Canto Carb	0	0.00	0	360	3.22	37	130	3.99	17
Canto Qtz	970	2.45	76	160	2.91	15	810	3.36	87
VQ	0	0.00	0	100	4.28	14	0	3.34	0.0
EDEEP	290	2.30	21	120	2.53	9	0	5.07	0.0
F Target	550	2.47	43	900	2.67	77	360	1.82	21
G Target	630	2.21	45	0	0.00	0	0	0.00	0
LGT Target	0	0.00	0	0	0.00	0	1,040	1.77	59
Canto 2	60	1.30	3	30	1.61	2	270	1.72	15
PPQ	0	-	0	170	1.78	10	2,270	2.56	187
Total Underground	3,700	2.35	280	2,370	2.66	203	5,260	2.58	436

Open Pit
Canto 1 Sul	20	3.85	2	0	0.00	0	0	0.00	0
Canto 2	1,150	1.53	57	0	0.00	0	0	0.00	0
LGT Target	0	0.00	0	0	0.00	0	550	1.85	33
PPQ	0	0.00	0	300	1.63	16	220	1.01	7
Total Open Pit	1,170	1.57	59	300	1.63	16	780	1.61	40

TOTAL UG + OP	4,870	2.17	339	2,670	2.55	219	6,040	2.45	476

Notes:

1.	CIM (2014) definitions were followed for Mineral Resources.
2.	Mineral Resources are reported at a cut-off grade of 0.40 g/t Au for open pit and 1.0 g/t Au for underground.
3.	Mineral Resources are inclusive of Mineral Reserves.
4.	Mineral Resources are estimated using a gold price of US$1,500 per ounce and a US$/R$ exchange rate of R$3.70 = US$1.00.
5.	A minimum mining width of 1.0 m was used for underground Mineral Resources.
6.	Bulk density ranges from 2.72 t/m3 to 3.00 t/m3.
7.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
8.	Numbers may not add due to rounding.
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15 Mineral Reserve Estimate

RPA has reviewed the Mineral Reserve estimates prepared by Leagold. RPA visited the site, met with management, and carried out a number of checks to verify the procedures and numerical calculations used by Leagold in the preparation of the FBDM Mineral Reserve estimate.

The Mineral Reserves were estimated using a cut-off grade of 1.29 g/t Au for underground operations and 0.64 g/t Au to 0.72 g/t Au for open pit operations.

For underground reserves, Leagold followed a three-step process:

1.	Design a reserve envelope based on Indicated Mineral Resources using a cut-off grade of 1.29 g/t Au using the MSO mine design software package. The reserve envelopes are composed of stopes respecting such operating factors as planned dilution, hydraulic radius, slot raise 45[o], etc.
2.	Prepare a development and stoping design for each of the areas being evaluated (declines, access drifts, ventilation raises, etc.).
3.	An economic evaluation of each stope is prepared. If the cash flow is positive, the stopes are added to the Mineral Reserve.

Table 15-1 summarizes the May 31, 2018 Mineral Reserves.

Table 15-1 Mineral Reserve Summary as of May 31, 2018

Fazenda Brasileiro Mine

Category	Tonnage (000)	Grade (g/t Au)	Contained Metal (000 oz Au)

Proven
Underground	1,456	1.94	91
Open Pit	1,176	1.57	59
Sub-total Proven	2,632	1.77	150

Probable
Underground	2,726	1.91	168
Open Pit	29	1.64	2
Sub-total Probable	2,756	1.91	169

Total Proven & Probable	5,387	1.84	319

Notes:
1.	CIM (2014) definitions were followed for Mineral Reserves.
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2.	Mineral Reserves are reported at a cut-off grade of 1.29 g/t Au for underground and ranging between 0.64 g/t Au and 0.72 g/t Au for open pits.
3.	Mineral Reserves are estimated using an average long-term gold price of US$1,200 per ounce and a US$/R$ exchange rate of R$3.70 = US$1.00.
4.	A minimum mining width of 3.0 m was used for underground Mineral Reserves.
5.	Bulk density ranges from 2.72 t/m3 to 3.00 t/m3.
6.	Numbers may not add due to rounding.

RPA is not aware of any mining, metallurgical, infrastructure, permitting, and other relevant factors which would materially affect the Mineral Reserve estimates.

Table 15-2 lists the May 31, 2018 Mineral Reserves by domain.

Table 15-2 Mineral Reserve Summary by Domain as of May 31, 2018

Fazenda Brasileiro Mine

Category	Mine Unit	Domain	Code	Tonnage	Au	Au Ounces
				(000t)	(g/t)	(000 oz)
Proven
Underground	C	CLX1	1	69	2.09	5
		CLX2	2	109	2.12	7
		Canto Carb	5	0	0.00	0
		Canto Qtz	6	636	1.92	39
		VQ	7	0	0.00	0
	Total C			814	1.97	51
	D	CLX1	1	57	1.62	3
		CLX2	2	0	0.00	0
	Total D			57	1.62	3
	E	CLX1	1	38	1.67	2
		CLX2	2	194	2.13	13
	Total E			233	2.05	15
	EW	CLX1	1	137	2.09	9
		Canto Qtz	6	0	0.00	0
	Total EW			137	2.09	9
	EDEEP	EDEEP_CLX1	3	213	1.71	12
	F	F	3	2	1.25	0
Total Underground Proven				1,456	1.94	91

Open Pit	Canto 1	Canto Carb	5	22	3.35	2
	Canto 2	Canto Qtz	6	1,154	1.53	57
Total Open Pit Proven				1,176	1.57	59

Total Proven				2,632	1.77	150

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Category	Mine Unit	Domain	Code	Tonnage	Au	Au Ounces
				(000t)	(g/t)	(000 oz)
Probable
Underground	B	Canto Qtz	6	35	2.36	3
	C	CLX1	1	139	1.86	8
		CLX2	2	14	2.11	1
		Canto Carb	5	438	2.09	29
		Canto Qtz	6	179	2.12	12
		VQ	7	135	2.86	12
	Total C			905	2.18	63
	D	CLX1	1	0	0.00	0
		CLX2	2	32	2.43	2
	Total D			32	2.43	2
	E	CLX1	1	137	2.08	9
		CLX2	2	56	2.49	5
	Total E			193	2.20	14
	EW	CLX1	1	430	1.67	23
		Canto Qtz	6	107	2.40	8
	Total EW			536	1.82	31
	EDEEP	EDEEP_CLX1	3	69	1.72	4
	F	F	3	956	1.64	50
Total Underground Probable				2,726	1.91	168

Open Pit	PPQ	VQ	7	29	1.64	2
Total Open Pit Probable				29	1.64	2

Total Probable				2,756	1.91	169

Proven + Probable
Underground				4,182	1.92	258
Open Pit				1,205	1.57	61
FBDM Total				5,387	1.84	319

Notes:
1.	CIM (2014) definitions were followed for Mineral Reserves.
2.	Mineral Reserves are reported at a cut-off grade of 1.29 g/t Au for underground and ranging between 0.64 g/t Au and 0.72 g/t Au for open pits.
3.	Mineral Reserves are estimated using an average long-term gold price of US$1,200 per ounce and a US$/R$ exchange rate of RL$3.70 = US$1.00.
4.	A minimum mining width of 3.0 m was used for underground Mineral Reserves.
5.	Bulk density ranges from 2.72 t/m3 to 3.00 t/m3.
6.	Numbers may not add due to rounding.

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Cut-off Grade

FBDM estimates the cut-off grade based upon projected budget costs and metal prices as set by Leagold. Metal prices used by Leagold in estimating the Mineral Reserves are based on consensus, long term forecasts from banks, financial institutions, and other sources.

Cut-off grades are estimated on a fully costed basis for the underground and an incremental basis for open pits. The cut-off grade calculations are shown in Tables 15-3 and 15-4 for underground and open pit mining, respectively. FBDM has assumed a gold price of US$1,200/oz in its cut-off grade calculation. RPA has included actual 2018 YTD operating costs.

Table 15-3 Underground Cut-off Grade Calculations
Fazenda Brasileiro Mine

Parameter	Unit	Jan-May 2018	Reserve
Au price	$/oz		1,200
Au recovery	%	92	90
Dilution	%		15

Mining royalty	%		1.5
Refining costs	US$/oz		3.25

Operating Cost
Exchange Rate	R$/US$	3.38:1.00	3.70:1.00

Mine	$/t	26.59	21.10
Process	$/t	13.67	11.9
G&A	$/t	3.92	5.25
Total	$/t	44.18	38.26

Cut-off Grade LOM	g/t Au		1.29

The underground cut-off grade calculation includes all relevant operating costs (underground mining, processing of the underground ore, and full site G&A) as well as sustaining development costs.

The open pit cut-off grade calculations are summarized in Table 15-4.

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Table 15-4 Open Pit Cut-off Grade Estimation
Fazenda Brasileiro Mine

Parameter	Unit	Jan-May 2018	Canto 1 & PPQ	Canto 2
Au price	$/oz		1,200	1,200
Au recovery	%	92	90	80
Dilution	%		20	20

Mining royalty	%		1.5%	1.5%
Refining costs	US$/oz		3.25	3.25

Operating Cost
Exchange Rate	R$/US$	3.38:1:00	3.70:1.00	3.70:1.00

Rehandle	$/t		0.50	0.50
Ore Incremental Haul	$/t		0.04	0.04
Process	$/t	13.67	11.90	11.9
G&A	$/t	3.92	5.25	5.25
Total	$/t	17.59	17.19	17.19

Cut-off Grade	g/t Au		0.64	0.72

The open pit cut-off grade calculation includes incremental open pit mining, processing, and G&A costs. The consideration of incremental mining costs only is a common practice in open pit mining as all material must be excavated and hauled from the pit. The cut-off grade shown in Table 15-4 applies to the Canto 1 and PPQ deposits only. The Canto 2 deposit contains a higher percentage of carbonaceous material resulting in a lower processing recovery (80% instead of 90%). In this case, the cut-off grade is increased from 0.64 g/t Au to 0.72 g/t Au.

In the case of both underground and open pit mining, the RPA cost parameters used in the cut-off grade calculations are comparable to January to May 2018 actual results. The cut-off grade estimates are therefore considered to be representative of actual conditions.

Dilution and Extraction

The process of mining factor analysis is based on the comparison between the estimated and actual tonnage and grades produced. This information is provided by Leagold and presented in a series of spreadsheets on a monthly basis to determine the dilution and recovery factors.

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For the open pits, dilution is calculated by comparing actual excavation volumes with those predicted from the pit shell designs.

For the underground mine, the dilution is calculated by the ratio of overbreak volume and stope ore volume. Reconciliation of planned stope tonnes to actual mined is based on measurements taken in the mining stopes using a Cavity Monitoring Systems (CMS) and production records.

Based on local experience, the quantity of dilution is related to the geo-mechanical properties of the stope, as expressed as the Hydraulic Radius. This information is used in economic analysis to optimize the stope dimensions. The stope design criteria seeks to establish the highest recovery with the least possible dilution, with the main objective of ensuring the stability of underground openings and to minimize unplanned dilution, beyond the use of a slab model stope design (Figure 15-1).

The underbreak is an effective estimate of ore loss or ore recovery and overbreak is an effective measure of ore dilution. Typical mining recovery and dilution parameters that were applied to the Mineral Resources in the stope design process are shown in Table 15-5.

Table 15-5 Recovery and External Dilution Factors by
Resource Area (Underground)

Fazenda Brasileiro Mine

Orebody Name	Underbreak (%)	Mine Recovery (%)	Overbreak (%)	Dilution (%)
B	10	90	15	15
C	10	90	15	15
D	10	90	15	15
E	10	90	15	15
EW	10	90	15	15
EDEEP	10	90	18	18
F	10	90	15	15

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Figure 15-1 Slab Model Stope Design Model

B
E = 8 + f
L
E = 8 + f
B
α

Figure 15-1

Fazenda Brasileiro Mine

Bahia State, Brazil

Slab Model Stope Design Model

March 2020

Source: RPA, 2018.

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Model Reconciliation

On an ongoing basis, FBDM evaluates the estimated gold content from three different phases of mine design and planning. The first (MM) compares the estimated contained gold in the long term model with the short term model (oz Au LT/oz Au ST). This is intended to evaluate the quality of the two models. The second (MP) compares the estimated contained gold in the short term model with the detailed mine planning model (oz Au Planned/oz Au ST). This is intended to evaluate the quality of the mine plan and the planned mine recovery. The third (MO) compares the estimated gold contained in the detailed mine planning model with the process plant (oz Au Planned/oz Au Executed). This is intended to evaluate mining quality control. The three comparisons are then multiplied together to generate a Mine Call Factor (MCF) which compares actual mill feed gold content to the long term model. Monthly results for FBDM are shown in Table 15-6.

Table 15-6 Monthly Reconciliation - 2017
Fazenda Brasileiro Mine

Month	MM	MP	MO	MCF
January	100%	94%	112%	105%
February	102%	96%	96%	94%
March	89%	98%	103%	90%
April	101%	97%	104%	102%
May	87%	101%	106%	93%
June	102%	96%	117%	114%
July	81%	97%	104%	82%
August	90%	97%	141%	123%
September	109%	92%	93%	94%
October	114%	93%	96%	102%
November	92%	95%	111%	97%
December	95%	98%	112%	104%
Total	101%	97%	108%	101%

Notes:

1.	MM compares the estimated contained gold in the long term model with the short term model (oz Au LT/oz Au ST).
2.	MP compares the estimated contained gold in the short term model with the detailed mine planning model (oz Au Planned/oz Au ST).
3.	MO compares the estimated gold contained in the detailed mine planning model with the process plant (oz Au Planned/oz Au Executed).
4.	The three (MM, MP, MO) are then multiplied together to generate a Mine Call Factor (MCF) which compares actual mill feed gold content to the long term model.

The average MCF for 2017 is 101% with the greatest variation from the MO comparison. There are also wide monthly fluctuations in the MM comparison and consistent underestimation of gold content in the MP comparison.

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RPA recommends that FBDM further evaluate the reasons for the variations in all of the models so that appropriate changes can be identified with the goal of improving the model predictive capability and accuracy.

RPA is of the opinion that the Mineral Reserves are being estimated in an appropriate manner using current mining software and procedures consistent with reasonable practice.

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16 Mining Methods

The mining methods utilized at FBDM include conventional open pit mining, and underground mechanized sub-level stoping. Both of these methods are well known and widely used in the mining industry. Both methods have been in continuous use since mining operations were initiated in 1984. The bulk of the mill feed is currently being sourced from underground. The small open pits are being used to supplement the underground production. Annual production for the previous three and a half years (2015 through May 2018) is presented in Table 16-1.

Table 16-1 Fazenda Brasileiro Historical Production
Fazenda Brasileiro Mine

Year	Mill Feed Tonnes (000 t)	Gold Grade (g/t)	Gold Contained (000 oz)	Gold Recovery (%)	Gold Recovered (000 oz)
2015	1,172	1.87	70.6	86.3	60.9
2016	1,259	2.00	80.7	87.8	70.9
2017	1,284	1.64	67.8	89.9	61.0
2018 (May YTD)	520	1.75	29.3	92.3	27.1
Total	4,234	1.89	248.5	88.5	219.8

Open Pit Mining

Many of the mineralized lenses outcrop to surface. Over the course of the operation’s history, several shallow open pits have been excavated to extract these near surface deposits. Currently, several small open pits are in operation, and mining is being completed using contractors. Typically, these small pits are 30 m to 50 m deep and are being developed using air-track drills and backhoe excavators for mining, and highway-type trucks for haulage to the mill. Open pit production is a small component of total annual mill feed. Most of the mill feed is generated from underground mining. Pit depths are dependent on the economics of stripping overlying waste. Mineralization exceeding pit depths is considered for underground mining.

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Underground Mining

Underground Access

The main access to the underground operation is through a series of declines. To date, eight main declines - the B, C, D, E, F, G, EW, and EDEEP - have been developed along the strike of the mineralization. The B, C, D, E, and G declines have surface portals and the F decline was developed from an underground split from the G decline. The EW and EDEEP declines were developed from an underground split from the E decline. A main central shaft (470 m deep) exists, however, it is no longer utilized for hoisting as the portion of the deposit located within economic distance of the shaft has been mined out. The shaft now is utilized only as a part of the escape way and ventilation circuit.

Mining Method

Underground mining employs blast hole stoping from sub-levels developed in the footwall of the mineralization. The stoping areas are accessed initially from 5 m wide by 5.5 m high main haulage ramps developed at 12% road grade in the footwall, which leads to primary development crosscuts of 4.5 m wide by 5.1 m high, and secondary development drifts and crosscuts of 4.5 m wide by 4.7 m high. Sublevels are spaced at 25 m vertical intervals. Mined out stopes are not backfilled.

At FBDM, active stoping areas are called bodies with the following names: B, C, D, E, EW, EDEEP, and F. All bodies have a planned dilution of 15%, except for the EDEEP, which has a dilution of 18%. Planned mining recovery is estimated to be 90%.

From the sub-levels, access drifts are developed into the stoping areas and fan drilling of blast holes into the mineralization is used to further define the boundaries of the mineralization and design the ultimate blast patterns. After blasting, remote-controlled 12 t Load-Haul-Dump (LHDs) machines are used to load and haul the ore from the stoping areas to 25 t and 35 t articulated haulage trucks at loading points in the sub-levels.

The sub-horizontal plunge and approximate 45° dip of the orebody, combined with a thickness of up to 40 m, results in low development and operating costs. Maximum stope heights are 20 m. Future operations in the deeper areas of E Ramp will have higher haulage costs that will be partially offset by the shorter underground haulage in the F and G Ramps. To date, most of the waste rock has been hauled to surface. As noted by RPA, the disposal of waste

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rock in abandoned underground workings should be investigated, which would reduce costs. Figure 16-1 is a schematic of the development and sub-level stoping mining method.

Hydrogeology

The Mine produces a small amount of water and most of the pumping requirements are the direct result of mining activities.

Mine dewatering is carried out by a series of pump stations in the main ramps extending to the bottom of the central ventilation raise. Water is then pumped to surface through two additional pump stations.

Ground Support

The underground workings have good ground conditions that do not require any special support to ensure stable openings. Development headings are typically scaled and bolted, using a combination of hand and a single-boom scaler with rock bolts installed by single boom bolters. Cable bolts are also used to secure the hanging wall in the rib pillar area at the entrance of the stoping areas from the sub-levels.

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Figure 16-1 Typical Underground Development and Stope Mining

Remote Control LHD
Articulated Haulage Truck
Rib Pillar
Installation of vent tube, air and water
Surveying
Blast Hole Drilling

Figure 16-1

Fazenda Brasileiro Mine
Bahia State, Brazil

Typical Underground Development and Stope Mining

March 2020

Source: WGM, 2003.

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Production Schedule

The Life of Mine (LOM) plan was prepared by the FBDM mine planning department. FBDM expects that, through annual development and definition diamond drilling programs, FBDM will be successful in converting a sufficient quantity of Mineral Resources to Mineral Reserves to replace the Mineral Reserves extracted and processed during the year. RPA concurs with Leagold’s view on the continuity of part of resource to reserve conversion at FBDM, and the ability of those mines to continue operating into the future.

The current LOM plan is estimated at 4.5 years (mid-2018 to end of 2022). The LOM production schedule is presented in Table 16-2. RPA has reviewed the plan and considers it to be reasonable and achievable based on actual historical and recent performance and results as previously shown in Table 16-1.

Table 16-2 Mine Production Schedule
Fazenda Brasileiro Mine

	2018 (Jun-Dec)	2019	2020	2021	2022	Total
Underground
Tonnes Mined (kt)	733	1,224	1,032	702	491	4,182
Grade (g/t Au)	2.03	1.98	2.06	1.83	1.45	1.93
Contained Gold (koz)	47.9	77.9	68.3	41.2	22.9	258.0
Open Pit
Tonnes Mined (kt)	52	135	190	321	509	1,205
Grade (g/t Au)	2.37	1.71	1.69	1.30	1.58	1.57
Contained Gold (koz)	3.9	7.4	10.3	13.4	25.8	60.8
Waste Mined (kt)	1,404	2,870	2.430	2,380	2,000	11,084
Strip Ratio	27.2	21.3	12.8	7.4	3.9	9.2
TOTAL
Tonnes Mined (kt)	785	1,359	1,222	1,023	1,000	5,387
Grade (g/t Au)	2.05	1.95	2.00	1.66	1.52	1.84

The LOM processing schedule is summarized in Table 16-3.

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Table 16-3 Mill Feed Schedule
Fazenda Brasileiro Mine

	2018 (Jun-Dec)	2019	2020	2021	2022	Total
Mill Feed Tonnes (kt)	783	1,330	1,248	1,023	1,003	5,387
Grade (g/t Au)	2.06	1.84	2.01	1.70	1.62	1.84
Contained Gold (000 oz)	51.9	78.6	80.7	55.9	52.1	319.1
Recovery (%)	91.4	89.5	89.8	89.7	89.9	85.0
Recovered Gold (000 oz)	47.4	70.3	71.0	44.7	37.8	271.2

Mine Equipment

Decline and sub-level development is carried out using two-boom electric hydraulic jumbos and stope drilling is performed with single-boom electric hydraulic fan jumbos. Stope mucking is carried out with remote control 12 t LHD units. Articulated 25 t and 35 t trucks are used for ramp haulage of both ore and waste. The mine employs an equipment monitoring and control system located on surface that tracks and dispatches the mobile equipment to the various workplaces as required. The mine dispatch operates with daily plans as well as ongoing progress and availability of equipment to optimize the allocation. Table 16-4 lists the main underground mobile production equipment.

Table 16-4 Underground Mining Equipment

Fazenda Brasileiro Mine

Type	Manufacturer	Model	Units
Truck	Volvo	A35C	1
Truck	Scania	P420 6X4	16
LHD	Caterpillar	R1700G	5
LHD	Sandvik	LH514	1
Loader	Caterpillar	950H	2
Fan Drill	Atlas Copco	SIMBA H253	1
Fan Drill	Atlas Copco	SIMBA H 1254	3
Jumbo	Sandvik	Axera - DD320-26X	5
Scaler	Getman	S324N-4WD	2
Rockbolter	Sandvik	DS411	1

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Mine Ventilation

The mine is primarily ventilated by a series of raises that exhaust air to surface and the declines and shaft, which provide fresh air intake. The raises are connected to the main ramp in the active mining areas and secondary ventilation fans and tubing are used to carry fresh air into individual stoping areas.

During the underground site visit, RPA noted that air quality appeared to be reasonable for an underground operation using diesel-powered mining equipment.

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17 Recovery Methods

Process Description

Production at FBDM began in 1984 using heap leaching. A conventional cyanide leaching and CIP plant, Circuit 1, was then added in 1988 to treat the underground ore at a rate of 34 tonnes per hour (tph). In 1991, the plant was expanded by adding a second 95 tph circuit, Circuit 2, to give a total capacity of 120 tph or approximately 960,000 tpa (2,630 tpd). Currently, the two leaching circuits operate with pre-aeration and CIL. With improvements made over time, the plant is capable of processing 175 tph, and approximately 1,200,000 tpa (3,300 tpd)). The heap leach operation was discontinued sometime between 2003 and 2007. The process flow sheet for the plant is presented in Figure 17-1 and the plant layout is shown in Figure 17-2.

The overall process flow sheet consists of:

•	Three stage crushing
•	Ball mill grinding consisting of two mills in parallel, closed with cyclones
•	Gravity concentration using centrifugal concentrators; treating the underflow of one cyclone in each of the grinding cyclone clusters
•	Thickening to produce a leach feed of 50% solids
•	Cyanide leaching in two parallel circuits, Circuits 1 and 2
•	CIL in two parallel circuits, Circuits 1 and 2
•	Zadra pressure stripping of the carbon
•	Intensive cyanidation of the centrifugal concentrator concentrates
•	Electrowinning of the carbon eluent and gravity concentrate leach solution
•	Casting of gold bars in an induction furnace

Ore Delivery from the Mine

Ore is delivered from the underground mine using articulated 25 t and 35 t Volvo haul trucks. The ore is dumped directly into the primary crusher feed hopper, which is equipped with a static grizzly with 800 mm openings. A hydraulic impact hammer is used to break the large rocks that are retained by the grizzly.

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Figure 17-1 Process Flow Sheet

MINE
Primary Crusher Feed Silo
Primary Crusher
Crusher Ore Stockpile
Vibrating Feeders
Secondary Screen Feed Bin
Primary & Secondary Double Deck Vibrating Screens
Secondary & Tertiary Cone Crusher
Flow Divider
Emergency Stockpile
Mill Feed Silo 1
Mill Feed Silo 2
Ball Mill No. 1
Ball Mill No. 2
Mill Discharge Pumpbox 1
Mill Discharge Pumpbox 2
Primary Cyclones Mill No. 1
Secondary Cyclones Mill No. 1
Primary Cyclones Mill No. 2
Secondary Cyclones Mill No. 2
Loaded Carbon Wash Screen
Pre-aeration & Cyanidation
CIL (Carbon in Leach)
Thickener Overflow Process Water Tank
Vibrating Screen
Leach Feed Thickener
Tailings Cyclones
Tailings Dam (Impoundment)
Fine Carbon Screen
Centrifugal Concentrators
Sodium Cyanide
NaCN
CaOH
Calcium Hydroxide
Sodium Hydroxide
NaOH
GLP
Liquified Natural Gas
Carbon Desorption Columns
Carbon Acid Wash Columns
Carbon Thermal Regeneration Kiln
Gravity Concentrate Intensive Cyanidation Reactor
Electrowinning Cells
Induction Furnace
Gold Doré
Pulp (Slurry)
Water
Gold
Activated Carbon
Reagents
Tailings

Note: *Pre-aeration, cyanidation and CIL section of flowsheet is illustrative only. Please see the text for detailed description.*

Figure 17-1

Fazenda Brasileiro Mine

Bahia State, Brazil

Process Flow Sheet

March 2020

Source: RPA, 2018.

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Figure 17-2 FBDM Plant Site Layout

Retention Pond
For Tailings Lake
Tailings Tank
PÁTIO DE SPOOL
FILTRO
FOSSA
Hydrogen Peroxide
Desorption & Electrowinning
Fuel Oil Storage Tank
Hydrochloric Acid
Sulphuric Acid
Water Demineralization System
Crushed Ore Stockpile and Reclaim Tunnel
Substation
Milling
CIL Tanks
Pipe Rack
Water Reservoir
Elevated Reservoir (Water Tower)
Water Pump Station
Sodium Hydroxide
Sodium Cyanide
Certification Shed
Lime Storage
Lead Nitrate
Cyanide Leaching
Leach Feed Thickener
Cyanidation & CIL
Central Plant Air Compressors
Cooling Towers
Warehouse
Emergency Stockpile
Ore Feed Hopper
Conveyor Transfer House
Area Reserved for Ore Stockpilling
Primary Crushing
Tertiary Crushing and Screening
Secondary & Tertiary Crushing
Production Administration Offices
Parking
Office Building
Truck Scale
Plant Entrance Gate
Dressing Rooms (Dry)
Security Building
Servise Station
50.500,000
50.400,000
50.300,000
50.200,000
11.300,000
11.400,000
11.500,000
11.600,000
11.700,000

NOTES:

1- Coordinates & elevations in metres

2- The Origin of the system of coordinates has the following correspondence with the UTM system:

UTM System	Project System
N=8,733.00	Y=50.000
E=490.000	X=10.000

Reference Drawings:

1- Topographical Survey Plan Map 500F-17-001 and 014

NP
NV
23°

0 25 50 75 100

Metres

Figure 17-2

Fazenda Brasileiro Mine

Bahia State, Brazil

FBDM Plant Site Layout

March 2020

Source: RPA, 2018.

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Primary Crushing

The ore flows from the feed hopper to a twin shaft Blake type 1,200 mm by 900 mm primary jaw crusher with a closed side setting of 89 mm. The discharge from the primary crusher is conveyed to a crushed ore stockpile with a nominal capacity of 19,000 t.

Secondary/Tertiary Crushing

The crushed ore is drawn from the stockpile by two vibrating feeders, installed in a tunnel under the stockpile, and conveyed to the secondary/tertiary crusher area. The ore is conveyed to the primary double deck, vibrating screen. The upper deck has 30 mm openings and the bottom deck has 12 mm openings. The oversized material from both decks feeds a Metso HP300 secondary cone crusher with a closed side setting of 19 mm. The secondary crusher product is conveyed to the secondary screen feed bin and then to two secondary double deck vibrating screens operating in parallel. The upper and lower decks of the secondary screens have 12 mm screen openings. The oversized material from the secondary screens feeds two tertiary Metso HP200 cone crushers operating in parallel, with closed side settings of 10 mm. The tertiary crushers operate in closed circuit with the secondary screens, therefore, the discharge of the tertiary crushers is conveyed to the secondary screen feed bin and to the secondary vibrating screen closing the circuit.

The -12 mm undersized material from the primary screen joins the undersize material from the secondary screen and is conveyed through a flow divider to the grinding mill feed silos, where a reversible conveyor distributes the ore between the two silos. There are separate feed bins for each of the two parallel mills. The flow divider allows for bypassing material from secondary/tertiary crushing to an emergency stockpile with a capacity of 6,000 t. The emergency stockpile provides feed for the mills during interruptions in crusher operation, typically for maintenance.

Grinding

The crushed ore is drawn from the mill feed bins by belt feeders into the two overflow ball mills operating in parallel. One ball mill is 3.8 m diameter by 7.3 m long with a 1,500 kW drive and a capacity of 116 tph. The second mill is a 3.0 m diameter by 5.2 m long with a 635 kW drive and a capacity of 45 tph. The discharges of the ball mills are fitted with trommel screens to remove ball chips.

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The ball mills operate at a slurry density of approximately 75% solids. The slurry discharges into separate cyclone feed sumps. Each mill operates with a separate set of cyclones for classification. The cyclone clusters include two dedicated cyclones that feed a portion of the cyclone underflow slurry to the gravity concentration circuit. The cyclone feed slurry density is controlled at approximately 50% solids resulting in a cyclone overflow density of 30% solids and a particle size distribution of 80% passing 74 µm. The cyclone underflow slurry will have a density of approximately 75% solids.

The ball mill work indexes of the underground and open pit ores are 16 kWh/t and 10.5 kWh/t respectively and the ball consumption is in the range of 720 g/t.

The cyclone underflow from each set of cyclones flows to the ball mill feed chute, closing the circuit. The overflow slurry from all of the cyclones will flow to the leach feed thickener.

Gravity Separation

The smaller, 3.0 m diameter ball mill feeds a bank of four cyclones, with two cyclones operating and two in reserve. The cyclone overflow flows to the leach feed thickener. A portion of the cyclone underflow is diluted to 40% solids and feeds a centrifugal concentrator. The balance of the underflow slurry returns by gravity to the ball mill feed chute. The larger, 3.8 m diameter mill feeds two banks of cyclones, each with one cyclone operating and three in reserve. The cyclone underflow slurry from the first bank is diluted to 40% solids and flows to three centrifugal concentrators operating in parallel. The underflow slurry from the second bank returns by gravity to the 3.8 m ball mill feed. The tailings from the centrifugal concentrators are pumped to the second bank of cyclones. The underflow returns to the ball mill feed chute and the overflow will advance to the leach feed thickener.

The concentrate from the centrifugal concentrators is pumped to the Acacia reactor for intensive cyanidation. The Acacia reactor is an automated system providing security for the processing of gravity gold concentrates. The concentrate is leached for twelve hours at 54°C, in a solution of 2.5% sodium cyanide and 1.5% sodium hydroxide to recover the gold. The pregnant Acacia leach solution is then pumped to a storage tank in the refinery area in preparation for electrowinning.

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Thickening

The cyclone overflow slurry is pumped to a horizontal vibrating screen for the removal of trash and other impurities. The screen underflow flows by gravity to a 32 m diameter leach feed thickener where it is diluted to 15% solids, flocculent is added and directed into the thickener feed well. The thickener underflow slurry density is controlled to approximately 50% solids using density measurement and variable speed underflow pumps. The underflow slurry is then pumped to the cyanide leach tanks. The thickener overflow solution flows to the process water tank for distribution to the processing facilities, including the grinding circuit for use as dilution water.

Leaching and Carbon-in-Leach (CIL)

The thickener underflow slurry is pumped to two parallel trains of leach and CIL tanks.

Train 1 consists of six 350 m3 leach tanks in series, followed by six 110 m3 CIL tanks in series. Leach tanks 1 through 3 are being used for pre-aeration, to oxidize sulphides in order to reduce cyanide consumption. Lime is added and air is sparged into the tanks during pre-aeration. Cyanide is added to tank 4 to begin leaching and carbon is transferred to tanks 5 and 6 from the former CIP circuit to operate as CIL tanks. The six tanks are now operating as CIL tanks, though no air is sparged into the tanks. In summary, Train 1 consists of three aeration, one leach, two 350 m3 CIL, and six 110 m3 CIL tanks.

Train 2 consists of eight 500 m3 leach tanks in series followed by six 350 m3 CIL tanks. Similar to Train 1, leach tanks 1 through 3 are pre-aeration, tank 4 is a leach tank, where cyanide is being added, and leach tanks 5 through 8 are CIL tanks. The six tanks are operating as CIL tanks. In summary, Train 2 consists of three pre-aeration tanks, one leach tank, four 500 m3 CIL tanks, and six 350 m3 CIL tanks.

Each leach circuit, including pre-aeration, leaching, and CIL is designed for a total retention time of 32 hours. The leach configuration is intended to address two issues: sulphide minerals, especially pyrrhotite, and naturally occurring carbon in the ore. The pre-aeration tanks will oxidize weakly bound sulphur that would combine with cyanide during leaching to form thiocyanate, CNS, increasing cyanide consumption. Lime added during pre-aeration would react with the free sulphur to form calcium sulphate. The CIL tanks are intended to address the presence of naturally occurring carbon, which could adsorb some of the gold cyanide that is formed during leaching. The activated carbon, which is added as part of the CIL process,

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has a higher affinity for the gold cyanide and will load it in preference to the natural carbon, so activated carbon is added during the leaching process to compete with the natural carbon. Any gold loaded onto the natural carbon will be lost as it is very fine grained and will not be captured by the carbon retention screens.

The activated carbon is added to the last downstream tank in the CIL circuits and transferred from tank to tank counter current to the slurry flow. The carbon is loaded to approximately 800 g/t Au. Loaded carbon is pumped from the first CIL tank to the loaded carbon wash screens. The carbon passes over the screen and is collected in portable carbon transfer bins. The carbon is transferred to the absorption, desorption and refining (ADR) circuit for desorption and regeneration, while the screen underflow slurry returns to the first CIL tank.

Process controls in the leaching circuit include analyzers for both pH and cyanide concentration.

Carbon Elution

The gold is eluted from the carbon using the pressure Zadra process. The process treats the carbon in four tonne batches.

The first step of the process is acid washing, which removes impurity metals and scaling compounds such as calcium carbonate and sodium silicate from the carbon prior to elution. The carbon is added to a four tonne capacity acid wash column. The column is then filled with a 3% hydrochloric acid solution and allowed to soak for 30 minutes. Fresh water is then added to displace the acid solution, wash, and neutralize the carbon prior to transferring it to one of two, four tonne capacity carbon elution columns.

The carbon is contacted with an upward flow of solution containing 0.2% sodium cyanide and 2.0% sodium hydroxide at a temperature of 140°C and a pressure of 360 kPa. The solution is circulated through the elution column to elute gold from the carbon, then through a heat exchanger, where the solution is cooled to 80°C, and then on to the pregnant eluent tank. The solution is then pumped through electrowinning cells operating at a current density of 0.05 A/cm2 and the gold is plated out on stainless steel cathodes. The barren solution is then pumped to the barren solution tank, where the cyanide and caustic concentrations are adjusted. The barren solution is then pumped through a heat exchanger to raise the

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temperature back to 140°C and recirculated through the elution column, completing the circuit. The solution is circulated in this manner for 16 to 18 hours at a flow rate of two bed-volumes per hour. The gold concentration in the eluent is monitored and when it reaches 5 mg/L, the elution process is stopped. The carbon is then discharged from the column, over a carbon dewatering screen, and into the barren carbon storage bin ahead of the carbon regeneration kiln. The barren solution is then pumped to the head of the CIL circuit.

Carbon Regeneration

The barren carbon is reactivated in a horizontal gas fired rotary kiln operating at 720°C. The hot carbon exiting the kiln is cooled in a quench tank and screened to remove carbon fines. The carbon fines report to the tailings. The regenerated carbon is then transferred to the CIL circuit to be reloaded. The capacity of the carbon regeneration kiln is 300 kg/h.

Cyanide Destruction

The slurry leaving the last CIL tank passes through a carbon safety screen to recover fine carbon and then flows to the cyanide detoxification circuit. The detoxification circuit consists of four, 40 m3 mixed tanks in series. A mixture of sodium meta-bisulphite and copper sulphate is added to the slurry to destroy the cyanide, and lime is added to control the pH. The target for cyanide destruction is less than 10 ppm WAD cyanide.

Electrowinning and Dore Casting

The carbon eluent and the pregnant gold solutions from the Acacia intensive cyanidation reactor are processed by electrowinning. The solutions are circulated though electrowinning cells and the gold in solution is plated out onto stainless steel cathodes. Once the cathodes are loaded, the cathodes are removed from the cells and the gold is washed from the cathodes with high pressure water. The resulting gold mud is filtered and then dried in a drying oven. The dried mud is then mixed with fluxes and melted in an electric induction furnace at 1,200°C to produce gold doré bars for sale. The doré from the leaching circuit typically assays 86% gold, and the doré from the gravity and intensive cyanidation circuit typically assays 90% gold.

Tailings

There are four geomembrane-lined tailings impoundments, or “lakes” at FBDM. Lakes 1, 2, and 3 are full and Lake 4 is currently in operation. The CIL tailings slurry is pumped to Lake 4.

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The tailings form beaches and the clear solution percolates to a low point collection area, from which it is pumped back to the process water tank in the process plant. The water balance is managed to maintain water freeboard levels as low as possible.

Reagent Storage and Mixing

Sodium Cyanide

Sodium cyanide is received in tanker trucks as a 33% aqueous solution. The solution is transferred to storage tanks where it is diluted to 25% for storage and distribution to hydrometallurgy. The sodium cyanide concentration in the leach tank solution is maintained at 600 ppm NaCN resulting in a specific NaCN consumption of approximately 700 g NaCN/tonne ore.

Sodium Hydroxide

Sodium hydroxide is received in tanker trucks as a 50% aqueous solution. Sodium hydroxide is used to elute gold in the carbon desorption solutions, to neutralize the activated carbon after acid washing and to neutralize the waste acid wash solutions. The specific consumption of sodium hydroxide is approximately 100 kg/t ore.

Hydrochloric Acid

Hydrochloric acid is delivered in tanker trucks as a 33% aqueous solution. Hydrochloric acid is primarily used in the acid washing of carbon. The specific consumption is approximately 50 kg/t ore.

Hydrated Lime

Hydrated lime is delivered as a solid powder in one tonne bags. The lime is then mixed with water to form a 5% milk of lime solution. Lime is used to control the pH in the leach circuits.

Mineral Process Plant Production Statistics

Table 17-1 presents key operating parameters and performance indicators for FBDM processing facilities for year-end 2016, 2017, and January to May 2018.

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Table 17-1 Processing Operating Parameters (2016 to May 2018)

Fazenda Brasileiro Mine

Operating Parameter Description	2016 Actual	2017 Actual	2018 Jan to May Actual
Mine Production, Total tpa	1,215,826	1,241,791	539,143
Open Pit	107,896	91,782	44,938
Underground	1,107,930	1,073,169	494,205
Mill Production, tpa	1,258,599	1,283,562	519,843
Production Rate, tph	161	164	157
Grinding Availability, %	92	95	95
Grinding Utilization, %	97	96	96
Overall Efficiency%	90	96	88
Grind Particle Size P80, µm	74	74	74
Gold Head Grade, g/t	2.0	1.64	1.75
Overall Recovery, % Au	87.8	90.0	92.3
NaCN Consumption, kg/t	0.64	0.61	0.67
Grinding Media, kg/t	0.67	0.67	0.76
Lime, kg/t	1.51	1.81	1.76
Power, kWh/t	51	52.3	54.1
Carbonaceous ore blend, % Max	10	10	10
Plant Unit Operating Costs, US$/t	13.10	13.35	13.67

Ore was primarily supplied from the FBDM underground operation. In addition, open pit provided 8.9% of the production in 2016, 7.6% in 2017, and 8.3% to May 2018. Carbonaceous ore is not a common problem at the mine, however, when it is encountered, it is blended to a maximum of 10% of the total plant feed. The FBDM cyanide leaching circuit includes a CIL section to protect against losses due to naturally occurring carbon.

The capacity of the FBDM process plant is limited by the grinding circuit, which is capable of consistently processing the FBDM mine ore at a rate of 158 tph, which, with an availability of 91%, would result in annual production of 1,260,000 t. The production rate in 2017 was higher at 1,283,562, with an average production rate of 164 tph and availability of 95%. The mill is generating similar numbers in 2018 with a production rate of 157 tph and a grinding availability of 95%. Production at FBDM is primarily affected by ore supply from the mine and plant availability due to maintenance. Figure 17-3 is a plot of the budgeted versus actual production for 2017 and the first five months of 2018. The mill was available consistently throughout the 17-month period.

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Figure 17-3 January 2017 to May 2018 FBDM Mill Production,
Budgeted vs. Actual

Figure 17-4 is a plot of budgeted and actual gold recovery and gold head grade for 2017 and the first five months of 2018. The gold recovery was 90.0% in 2017 and 92.3% for the first five months of 2018. Gold recovery was consistent for the period, typically above 90% and above budget. Recovery generally follows gold grade, with lags that may indicate variations in in-process gold inventory.

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Figure 17-4 Gold Recovery and Gold Grade for January 2017 TO May 2018

Gold Recovery, %
96%
94%
92%
90%
88%
86%
84%
82%
80%
Gold Grade, g/t
2.50
2.00
1.50
1.00
0.50
-

	Jan	Feb	Mar	Apr	May	June	July	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May
Actual, %	90%	90%	90%	87%	91%	89%	91%	88%	90%	92%	89%	94%	92%	94%	93%	92%	91%
Budget, %	89%	88%	87%	88%	89%	89%	87%	89%	88%	86%	87%	87%	89%	91%	91%	91%	90%
Gold Grade, g/t	1.87	1.59	1.57	1.43	1.67	1.71	1.27	1.56	1.95	1.54	1.85	1.75	1.52	1.84	1.68	2.07	1.71

Figure 17-5 shows the reagent consumptions in January 2017 to May 2018. Cyanide consumption was consistent throughout the period with an average usage of 0.61 kg/t in 2017 and 0.67 kg/t in 2018. Grinding media consumption was also consistent with an average of 0.67 kg/t in 2017 and 0.76 kg/t in 2018. Lime consumption ranged from 1.56 kg/t to 2.57 kg/t during the period with an average of 1.81 kg/t in 2017 and 1.76 in 2018.

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Figure 17-5 Reagent Consumptions in January 2017 to May 2018

Figure 17-6 presents the unit power consumption in January 2017 to May 2018. Power usage ranged from 45.9 kWh/t to 64.2 kWh/t and averaged 52.3 kWh/t in 2017 and 54.1 in the first five months of 2018.

Figure 17-6 Power Consumption in January 2017 to May 2018

Power Consumption, kWh/t
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Jan Feb Mar Apr May June July Aug Sep Oct Nov Dec Jan Feb Mar Apr May
Power, kWh/t 52.8 58.7 59.8 50.9 57.7 52.5 45.9 48.6 46.0 49.2 60.9 49.0 52.5 53.3 49.1 64.2 52.1

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Figure 17-7 presents the plant unit operating costs in January 2017 to May 2018. The average unit operating cost was US$13.35/t in 2017 and US$13.67/t for the first five months of 2018.

Figure 17-7 Plant Unit Operating Costs in January 2017 to May 2018

Process Operating Costs,US$/t ore
20.00
18.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
-

	Jan	Feb	Mar	Apr	May	June	July	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May
Actual, US$/t	12.4	13.5	15.7	13.2	17.1	12.6	12.3	14.0	13.1	13.0	13.1	10.6	12.2	13.3	16.2	15.0	11.9
Budget, US$/t	12.2	12.8	14.5	12.8	15.3	13.0	12.2	12.6	13.9	12.3	12.9	12.8	13.4	14.0	13.2	13.9	13.2

In RPA’s opinion, the mineral processing facilities are operating consistently and efficiently. The Mine has been near the anticipated end of its life for many years, so maintenance has been optimized. During the previous visit in 2016, RPA noted that the physical structures required maintenance and in some areas replacement. Progress has been made to repair and upgrade structural steel and tankage in the conveying, grinding, and CIL areas.

RPA understands that the open pit ore contains carbonaceous material, which may result in reduced recoveries. Currently, open pit carbonaceous ore is blended with the underground ore to reduce the carbonaceous content of the plant feed to less than 10%.

The grinding circuit is operating under its design rate of 175 tph, at an average of 164 tph in 2017 and 157 tph during the first months of 2018, so there should be some excess capacity, allowing to meet the required product particle size for cyanide leaching.

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RPA finds, based on the operating reports, that the gravity circuit is effective, with four centrifugal concentrators operating in the primary cyclone underflow. The concentrate is pumped to the Acacia reactor in a locked building. The Acacia system operates automatically and the leach solution is pumped directly to the electrolyte storage tank in the refinery area. FBDM reports that the gravity recovery is in the 40% range.

The two parallel leach circuits are now being operated in two stages, pre-aeration and CIL. The former CIP circuit is being operated, along with tanks 5 to 8 of the leach circuit, as a continuous CIL circuit. Close attention is being given by FBDM to the presence of sulphide and carbonaceous ore, which is the reason that the pre-oxidation and CIL stages are being optimized.

Sufficient water supplies are available for all mill and mine requirements.

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18 Project Infrastructure

Infrastructure

FBDM has been operational for 34 years and has all the necessary roads, powerlines, access, medical facilities, and surrounding communities that provide workers and services that one would expect to find in one of the state’s major employers.

Teofilândia is a full service town and along with the Mine has access to electricity from the national power grid. There is a freight-only rail line, which passes through the area in a northwest-southeast direction close to the mine. The rail line is not used by the mine.

Access Roads

The Mine is located in the municipality of Barrocas in northeastern Bahia state. The Mine can be accessed from Salvador (population approximately 2.7 million) by way of approximately 180 km of paved road. The Mine is accessible by air and by road. Locally, the Mine is accessed by a 12 km graded road from Teofilândia (population approximately 20,000).

Tailings Dam

There are four geomembrane-lined tailings impoundments, or “lakes”, at FBDM. Lakes 1, 2, and 3 are full, and Lake 4 is currently in operation. The tailings slurry is pumped to Lake 4 and is spiggoted around the periphery of the Lake 4 tailings impoundment for better distribution. The tailings form beaches and the clear solution percolates to a low point collection area from which it is pumped back to the process water tank in the process plant. The water balance is managed to maintain water freeboard levels as low as possible.

Electrical Power Supply

The power requirement for the FBDM and site facilities is approximately 8 MW, which is supplied by the local grid. Figure 17-6 presented the unit power consumption for January 2017 to May 2018. Power usage ranged from 45.9 kWh/t to 64.2 kWh/t and averaged 52.3 kWh/t in 2017 and 54.1 kWh/t in the first five months of 2018.

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Water Supply

Water is supplied by a series of well fields with a total production capacity of 480 m3/h. The water is supplied through a 10 in. diameter, 36.3 km long pipeline and supplies local municipalities, communities, and FBDM. The aquifer is reported to be very large, therefore, water supply appears to be secure.

Site Facilities

Mine, administration, and process facilities are well established and include:

•	470 m vertical shaft
•	Series of underground ramps
•	CIL milling and processing facility
•	Lined heap leach pads and associated process equipment
•	Geomembrane-lined tailings disposal ponds
•	Warehouse
•	Maintenance shops
•	Drill core logging, splitting and storage facilities
•	Assay laboratory
•	Cafeteria
•	Helipad for emergency use and shipment of gold bullion
•	Office complexes
•	Water system consisting of a well field located east of Teofilândia, a buried pipeline and water pumping system to provide potable and processing water to Teofilândia and the mine
•	Fuel station
•	Explosive magazine

Workforce Accommodation

The town of Teofilândia serves as the main community for workers at the Mine although a smaller village is located between Teofilândia and the mine. The local population base is approximately 20,000; the vast majority of whom live in Teofilândia. The general area of the exploration properties is inhabited largely by subsistence farmers and garimpeiros (artisanal miners).

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Security

The process plant, mines, and dams are surrounded by a security fences to restrict access. The main entrance has a manned gatehouse, and security staff to ensure the security of the site, explosives, and accessories depots, as well as provide protection during gold pours. Gold product is stored in a safe until it is transported off-site.

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19 Market Studies and Contracts

Markets

The principal commodity at FBDM is gold and is freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. RPA used a gold price of US$1,200 per ounce for the estimation of Mineral Reserves.

Contracts

FBDM has a large number of contracts in place, which is not uncommon for a typical mining operation located in Brazil. The terms of the various contracts are within Brazilian Law. The number of contractors is 271. This large number is explained by the use of multiple small local companies. FBDM prioritizes sourcing goods and services through local suppliers, and thereby contributing to the sustainable economic development of local communities.

The primary service contracts are summarized in Table 19-1. The Monthly Spend is the actual average value for 2017 based on an exchange rate of US$1 = R$3.19. In RPA’s opinion, these costs are within reasonable ranges.

Table 19-1 Monthly Primary Service Contract Expenditures
(2017)

Fazenda Brasileiro Mine

Contracts	Monthly Spend (US$ 000)
Operational Contractors	760
Energy	391
Maintenance Contractors	111
Operational Services	63
Refining/Transport/Insurance	61
Maintenance Services	41

FBDM has contracts for various mine consumables; the average monthly expenditures for the primary items for 2017 are listed in Table 19-2 based on an exchange rate of US$1 = R$3.19. In RPA’s opinion, these costs are also within reasonable ranges.

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Table 19-2 Monthly Consumable Expenditures (2017)

Fazenda Brasileiro Mine

Description	Monthly Spend (US$ 000)
Mobile Equipment Spare Parts	322
Diesel	228
Explosives	171
Cyanide	143
Other Equipment Spare Parts	133
Tires	90
Steel Grinding Balls	64

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20 Environmental Studies, Permitting, and Social or Community Impact

Introduction

FBDM has a comprehensive environmental policy, partially inherited from the Yamana and CVRD operations. This policy has been developed in line with the Plan of Recovery of Degraded Area Document (PRAD) as outlined by the relevant authority. The PRAD was prepared for FBDM by Mineral Engenharia e Meio Ambiente, an external consulting firm. The environmental authorities in Brazil use the PRAD as a commitment for the Company to complete the rehabilitation required for mine closure.

The guidelines are, in essence, re-vegetation of the areas with native species, coverage of the pits or conversion of the pits for storing water, along with stabilization and rehabilitation of waste dumps and tailings dams. The demolition and removal of all structures and facilities that will not be used in the future is also included. A summary of the items developed in the PRAD are presented below.

Environmental Licensing

The Brazilian Environmental Policy was created in 1981 (law no 6938/81). Based on this policy, the Resolution CONAMA 01/86 defined the nature of the studies required for permitting the different types of activities which have the potential to cause environmental impacts. FBDM currently has several licences and water permits. These permits were issued by the Environmental Resources Centre through processes in the Environmental State Board.

Equinox Gold has advised RPA that all required environmental licences and permits to conduct the proposed work on the property are in good standing or currently being obtained. The permits currently effective at FBDM are tabulated in Table 20-1 and summarized below.

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Table 20-1 Mining Permit Status

Fazenda Brasileiro Mine

Document	Description	Certificate Number	Process Number	Granting Date	Expiry Date	Status

Licence to operate wastewater treatment for housing in Teofilândia	Dwellings and wastewater treatment for mine workforce	INEMA 8.143/2014	2013.001.000486/INEMA/ LIC-000486	16/08/2014	17/08/2022	ACTIVE

Water Withdrawal Permit	Grant for use of resource water - Biritinga	INEMA 6.616/2013	2011-001492/OUT/ RENOV- 0217	28/12/2013	29/12/2017	IN RENEWAL

Operating Permit	Operating Permit for Mine, Mineral Processing Facilities, Waste Rock Storage and Tailings Dam	INEMA 11.387/2016	2014.001.000549/INEMA/LIC- 00549	03/04/2016	03/04/2018	IN RENEWAL

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•	The new integrated operating permit for mining, mineral processing, waste rock storage, and tailings management facilities was issued in 2016.
•	Operating permit for wastewater treatment plant for Company housing in Teofilândia.
•	Grant for use of groundwater at Biritinga.

FBDM has been operating for over 34 years and therefore all relevant permits have been in place for this period. There are no identified environmental liabilities associated with the tenements.

Land Use

The site currently occupies an area of 1,181 ha which belongs to FBDM. If it is required to use a third party area, a contract is formalized for land use with royalty payments according to the production in that area. The contract also specifies that the Company has the responsibility for reclamation of that area.

Figure 20-1 shows the legal reserve areas near the current infrastructure. These are protected areas that are not allowed to be disturbed by mining activities.

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Figure 20-1 Legal Reserve Areas

39°5'30" W
39°3'51" W
11°26'27" S
11°27'41" S
N
0 200 400 600 800 1000
Metres
Coordinate System: GCS SIRGAS 2000
Datum: SIRGAS 2000

Figure 20-1

Fazenda Brasileiro Mine

Bahia State, Brazil

Legal Reserve Areas

Legend:
- *Tailings Storage Facility*
- *Legal Reserve*

March 2020

Source: RPA, 2016.

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Environmental Impacts and Mitigation Actions

The FBDM mining unit currently has an environmental control plan in place that was developed before the operation started. All the impacts generated are monitored and addressed as required. The impacts to be mitigated during the closure phase of the project were also addressed in the closure plan update prepared by Mineral Engenharia e Meio Ambiente.

The programs contemplated in the environmental control plan are:

•	Environmental Management System
•	Environmental Education Program
•	Erosive Processes Prevention and Control Program
•	Liquid Effluents Control Program
•	Fauna and Flora Control Program
•	Degraded Areas Rehabilitation Program
•	Solid Residues Management Program
•	Surface Waters Quality Monitoring Program
•	Hydrogeological Monitoring Program
•	Atmospheric Emissions and Air Quality Monitoring Program
•	Noise and Vibration Monitoring and Control Program

Socioeconomics

The environmental impact assessment (EIA) identified the main impacts that will be generated by the FBDM closure in the socioeconomic area such as unemployment, decreased tax revenues, end of demand for local regional suppliers, reduction in personal income, and the end of projects with the local communities. A summary of these impacts is presented in Table 20-2.

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Table 20-2 Socioeconomic Impacts Associated with Mine Closure

Fazenda Brasileiro Mine

Impact	Frequency	Severity	Coverage	Nature	Mitigation possibility
Unemployment	Probable	High	Regional	Negative	Mitigable
Termination of tax collection	Probable	High	Regional	Negative	Non mitigable
End of the demand for suppliers	Probable	High	National	Negative	Mitigable
Income decrease	Probable	High	Regional	Negative	Mitigable
End of the projects with the community	Probable	Medium	Regional	Negative	Non mitigable

The unemployment could potentially be mitigated by the relocation of individual workers to other Equinox Gold operations. The nearest Equinox Gold site is located at Santa Luz. The relocation to other mining projects and other mining companies within the state is also a possibility.

The loss of tax revenue income is irreversible in the short and medium terms because there are no prospective new enterprises scheduled, or planning in the FBDM Project’s area of influence. The services and materials suppliers will have to look for new clients and Santa Luz may present an opportunity for them. The reduction of personal income can be partially offset with the implementation and support of sustainable projects within the communities and educational training of the people before the project closure.

The end of the projects involving the community partnership program can be mitigated by intensifying the investments in projects during the pre-closure phase (2018 to 2022). This investment support has the objective of developing the autonomy and the sustainability of these projects, mainly in the generation of employment and income.

Mine Closure Requirements

The estimated closure costs for the FBDM Mine are presented in Table 20-3.

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Table 20-3 Estimated Mine Closure Costs

Fazenda Brasileiro Mine

Closure	Total (R$000)
Closure study	1,450
Canto II open pit and waste piles reclamation	4,049
Closure of open pit Corpo EW	12
Closure of the open pit “Cava da Barragem”	169
Tailings facility reclamation	29,905
Sealing and closure of portal G	806
Sealing and closure of portal FW Oeste	1,187
Closure of the open pit Cava Corpo F	8,789
Closure of the open pit Cava Canto 1 Sul	6,329
Closure of the open pit Cava Canto 2 Sul	1,026
Closure of the open pit Cava Pau-a-Pique PPQ03	1,365
Closure of the open pit Cava Pau-a-Pique PPQ14	1,200
Closure of the open pit Corpo Sul	4,147
Closure of the open pit Cava Lagoa do Gato - LG3	1,029
Topographic contouring of waste dumps	1,851
General revegetation	4,467
CIL plant, heap leach pads, and shop decommissioning	7,397
Revegetation Maintenance	914
UG mine stabilization and closure	925
Soil and water monitoring 5 years after closure	978
Total (Closure)	77,995

Note. Numbers may not add due to rounding.

At an exchange rate of R$3.70 = US$1.00, the total closure costs are estimated at US$21.08 million.

Acid Rock Drainage Evaluation

A detailed acid rock drainage (ARD) evaluation of the FBDM tailings was carried out in 2012. A total of 57 samples of tailings were collected from the three, existing tailings facilities and analytical results showed that almost 100% of samples presented a neutralization potential two times higher than the acid generating potential. Figure 20-2 shows the acid-base accounting of these samples.

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Figure 20-2 Acid Base Accounting Characterization

These results showed that although sulphides such as arsenopyrite, pyrite, and pyrrhotite are present in the mineralogy of the site, the presence of carbonates are proportionately well in excess of the amount of these sulphides. From these results it is possible to conclude that ARD generation will not be a significant risk for the FBDM operation and closure. In addition, these three tailings facilities have geosynthetic liners to prevent seepage from the impoundments.

Although the risks of ARD generation are controlled by the natural presence of carbonates in the mineralogy of the waste rocks, it is still possible to find some elevated arsenic concentrations in the water from the tailings dam ponds, according to the water monitoring campaigns carried out throughout the 34 years at the FBDM site. According to these results, consultants have recommended that the arsenic mobility should be controlled after the closure stage in order to avoid potential contamination of the surrounding areas.

In order to address the mitigation methods for this potential ARD issue, the Leagold staff working with consultants developed a field procedure to test different types of tailings covers which could effectively prevent surface water and precipitation from having contact with the tailings. The most successful of the procedures is shown in a cut-away view of a field lysimeter implemented as shown in Figure 20-3.

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Twelve months of testing of these barriers was carried out from 2013 to 2014. The results from these tests showed that a cover layer with 30 cm of oxide material from an exhausted heap leach pad combined with a capillarity break layer of 15 cm is sufficient to prevent the infiltration of water through the cover and into the tailings. It was possible to identify also that the grass grew in the top layers of the soil barrier cover without any problems.

Implementing a cover layer with this configuration should gradually decrease the arsenic concentrations in the dam’s toe drain discharge water since the amount of water in contact with the tailings will decrease significantly after the cover implementation.

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Figure 20-3 Field Lysimeter Design

VEGETAÇÃO
WCR
WCR
WCR
HEAP LEACH
GEOTEXTIL
BARREIRA CAPILAR
GEOCOMPOSTO DRENANTE
GEOMEMBRANA
WCR
REJEITO
WCR
GEOMEMBRANA
0.40 m
0.15 m
VARÁVEL (1,05 A 1,15)m

DETALHE INSTRUMENTAÇÃO - LISÍMETRO 03
SEM ESCALA

LISiMETRO 3
LISiMETRO 2
LISiMETRO 1
VALA DE INSTRUMENTAÇÃO

Figure 20-3

Fazenda Brasileiro Mine
Bahia State, Brazil

Field Lysimeter Design

March 2020

Source: RPA, 2016.

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21 Capital and Operating Costs

Capital Costs

The 2015, 2016, 2017 and 2018 (January to May) actual sustaining capital costs for FBDM are presented in Table 21-1. The R$/US$ exchange rate was 3.33:1 in 2015, 3.49:1 in 2016, 3.19:1 in 2017, and 3.38:1 for 2018 (January to May).

The LOM plan sustaining, non sustaining capital cost and closure cost estimate totals $61.1 million as shown in Table 21-2. These costs are based on a R$/US$ exchange rate of 3.7:1.

Table 21-1 Actual Sustaining Capital Costs - 2015 to May 2018

Fazenda Brasileiro Mine

Description	2015 (US$ M)	2016 (US$ M)	2017 (US$ M)	Jan to May 2018 (US$ M)	Total (US$ M)
Buildings & Infrastructure	0.967	0.632	0.615	0.195	2.409
Machinery & Equipment	3.094	6.134	4.504	2.586	16.317
UG Mine Development	6.560	7.462	4.130	1.035	19.187
Mineral Properties			0.436	0.213	0.649
Technical Studies	0.003	0.359			0.361
Tailings Dam Maintenance		1.393			1.393
Total	10.623	15.980	9.685	4.029	40.317

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Table 21-2 Projected Capital Costs

Fazenda Brasileiro Mine

Description	2018 (Jun to Dec) (US$ M)	2019 (US$ M)	2020 (US$ M)	2021 (US$ M)	2022 (US$ M)	2023 and Beyond (US$ M)	Total (US$ M)
Sustaining Capital
Buildings & Infrastructure	0.254	0.809	0.151	0.129			1.343
Machinery & Equipment	0.888						0.888
UG Mine Development	2.469	7.875	2.931	3.546	1.500		18.320
OP Mine Development	1.935	1.933	1.365				5.233
Vehicles	0.173	0.080					0.253
Tailings Dam Expansion	0.357	3.400		1.714			5.471
Sub-Total sustaining	6.076	14.097	4.447	5.389	1.500	0	31.508

Non-sustaining
Machinery & Equipment	2.354	3.185	1.885				7.424
UG Mine Development	0.783						0.783
Exploration	0.299						0.299
Sub-Total Non-sustaining	3.436	3.185	1.885	0	0	0	8.506
Closure & Reclamation	0.100	1.243	1.919	3.650	2.650	11.520	21.082
Total	9.612	18.525	8.251	9.039	4.150	11.520	61.096

Operating Costs

Actual operating costs for 2015, 2016, 2017, and 2018 January to May are presented in Table 21-3. Unit operating costs for the three and one half year period averaged $39.45/t milled including mining, milling and general and administration costs, as presented in Table 21-4. The average R$/US$ exchange rate for the three-year period was 3.34.

Table 21-3 Actual Operating Costs - 2015 to May 2018

Fazenda Brasileiro Mine

Activity	2015 (US$ M)	2016 (US$ M)	2017 (US$ M)	Jan to May 2018 (US$ M)	Total (US$ M)
Open Pit Mining	1.886	3.218	4.096	2.091	11.291
Underground Mining	22.007	22.554	26.183	11.733	82.476
Milling	14.624	16.593	17.142	7.109	55.467
General & Administration	4.294	6.299	5.162	2.035	17.791
Total	42.810	48.663	52.582	22.968	167.024

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Table 21-4 Actual Unit Operating Costs - 2015 to May 2018

Fazenda Brasileiro Mine

Activity	2015 (US$/t milled)	2016 (US$/t milled)	2017 (US$/t milled)	Jan to May 2018 (US$/t milled)	Average (US$/t milled)
Open Pit Mining	1.61	2.56	3.19	4.02	2.67
Underground Mining	18.78	17.92	20.40	22.57	19.48
Milling	12.48	13.18	13.35	13.67	13.10
General & Administration	3.66	5.00	4.02	3.92	4.20
Total	36.53	38.66	40.97	44.18	39.45
Exchange Rate (R/USD)	3.33	3.49	3.19	3.38	3.34

As shown previously in Table 16-2, the FBDM operation is scheduled to extract 12.3 Mt of material from the various open pits during the 2018 to 2022 LOM plan, including 1.2 Mt of ore and 11.1 Mt of waste rock. As previously shown in Table 16-3, a total of 5.4 Mt is scheduled to be processed in the mill during the 2018 to 2022 LOM plan.

Total operating costs for the FBDM LOM plan (2018 to 2022) of $197.3 million are detailed by year in Table 21-5.

Table 21-5 Projected Total Operating Costs

Fazenda Brasileiro Mine

Activity	2018 (Jun-Dec) (US$M)	2019 (US$M)	2020 (US$M)	2021 (US$M)	2022 (US$M)	Total (US$M)
Open Pit Mining	1.1	4.2	3.9	5.4	4.9	19.5
Underground Mining	15.6	26.7	21.8	15.0	10.0	89.1
Milling	8.5	14.4	13.5	11.1	10.9	58.4
General & Administration	5.3	6.3	6.3	6.3	6.2	30.3
Total	30.5	51.7	45.5	37.7	31.9	197.3

Projected unit operating costs for this mill feed are shown in Table 21-6. The LOM plan estimated unit operating cost averages $36.6/t milled. Operating costs are based on planned operating metrics and recent actual results, modified to reflect a projected R$/US$ exchange rate of 3.7.

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Table 21-6 Projected Unit Operating Costs

Fazenda Brasileiro Mine

Activity	2018 (Jun-Dec) (US$/t milled)	2019 (US$/t milled)	2020 (US$/t milled)	2021 (US$/t milled)	2022 (US$/t milled)	Average (US$/t milled)
Open Pit Mining	1.40	3.20	3.10	5.30	4.90	3.60
Underground Mining	19.90	20.10	17.40	14.60	10.00	16.50
Milling	10.80	10.80	10.80	10.80	10.80	10.80
General & Administration	6.70	4.70	5.00	6.20	6.20	5.60
Total	38.90	38.80	36.40	36.90	31.80	36.60

Manpower

The total FBDM workforce in 2018 includes 649 employees and 271 contractors.

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22 Economic Analysis

Under NI 43-101 rules, “producing issuers”, as that term is defined in NI 43-101 may exclude the information required for Section 22 Economic Analysis on properties currently in production, unless the technical report includes a material expansion of current production. RPA notes that Equinox Gold is a producing issuer, FBDM is currently in production, and a material expansion is not being planned at this time. RPA has performed an economic analysis of FBDM using the estimates presented in this Technical Report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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23 Adjacent Properties

There are no adjacent properties relevant to the FBDM Mine properties.

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24 Other Relevant Data and Information

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25 Interpretation and Conclusions

Based on the site visits, discussions with FBDM personnel, and available information, RPA offers the following conclusions.

Geology and Mineral Resources

•	RPA has reviewed the FBDM Mineral Resource estimates dated May 31, 2018 and is of the opinion that the parameters, assumptions, and methodology used are appropriate for the style of mineralization.
•	The geological model employed by Leagold is reasonably well understood, and it is well supported by field observations in both outcrop and drill core.
•	Sampling and assaying have been carried out using industry standard QA/QC practices. These practices include, but are not limited to, sampling, assaying, chain of custody of the samples, sample storage, use of third-party laboratories, standards, blanks, and duplicates.
•	Interpretations of the geology and the 3D wireframes of the estimation domains derived from these interpretations, appear to be reasonable.
•	The resource model has been prepared using appropriate methodology and assumptions, including:
o	Treatment of high grade assays;
o	Compositing length;
o	Search parameters;
o	Bulk density;
o	Cut-off grade; and
o	Classification.

•	The block model has been validated using a reasonable level of rigour consistent with common industry practice.
•	Mineral Resources for FBDM comply with all disclosure requirements for Mineral Resources as set out in NI 43-101.
•	Exploration potential exists laterally along strike to the north and south and at depth below the existing FBDM operations. The area has seen 40 years of extensive geologic exploration along the mineral trend and has successfully identified additional underground and open pit resources that are in various stages of mine development. This exploration success is anticipated to continue into the future, but will include some deeper targets.

Mining and Mineral Reserves

•	The mining methods utilized at FBDM include both conventional open pit mining and underground mechanized sub-level stoping. These methods are appropriate for the deposit.
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•	Proven and Probable Mineral Reserves for the Mine, as of May 31, 2018, total 5.4 million tonnes (Mt) grading 1.84 g/t Au, containing 319,000 oz of gold.
•	The bulk of the mill feed is being sourced from underground. Small open pits are used to supplement the underground production. Total mining capacity is approximately 3,300 tpd.
•	Five separate declines originate on surface and access the various orebodies over a strike length of several kilometres. The deepest level for underground workings is the -750 RL (metres below the Mine’s reference elevation).
•	The underground workings have good ground conditions that do not require any special support to ensure stable openings.
•	The LOM mining and processing schedules are based on Mineral Reserves only.
•	The Mineral Reserve estimates have been prepared using appropriate methodology and assumptions including:
o	Dilution;
o	Mining extraction;
o	Ground conditions;
o	Access development;
o	Stope design;
o	Extraction sequence;
o	Productivities;
o	Operating costs;
o	Sustaining capital costs.

•	Through annual development and definition diamond drilling programs, FBDM has been successful in converting a sufficient quantity of Mineral Resources to Mineral Reserves to replace the Mineral Reserves extracted and processed during the year. This conversion of Mineral Resources to Mineral Reserves has been repeated annually for more than a decade.
•	RPA is of the opinion that the Mineral Reserves are being estimated in an appropriate manner using current mining software and procedures consistent with reasonable practice.

Metallurgical Testwork and Mineral Processing

•	The mineral processing facilities are operating well, are performing close to projected ore throughput and gold production levels, and are keeping up with mining rates. The gold grades are expected to decrease in the future, and an increased production rate along with the successful discovery of higher-grade material as a result of continued exploration drilling will be required to compensate for a decrease in the mined head grade.
•	The plant facilities require some refurbishment as well as normal maintenance. The structural steel in the grinding, leaching, and acid wash circuits is showing significant deterioration due to corrosion. Maintenance work includes replacement of the structural steel on a periodic basis and over a span of several years during ongoing operations. Maintenance work including refurbishment of equipment and structures will be a high priority in the future.
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•	The pre-aeration circuit is configured for processing sulphide and carbonaceous ores. The leach circuit has been converted to allow pre-aeration for sulphide oxidation followed by CIL, which then flows into the former CIP circuit, which is now operated as an extension of the CIL circuit. More carbonaceous ores are expected in the future.

Environmental Aspects

•	FBDM has a comprehensive environmental policy, partially inherited from Yamana and CVRD operations, previous owners of FBDM. This policy has been developed in line with the PRAD as outlined by the relevant Brazilian authority. The environmental authorities in Brazil use the PRAD as a commitment for the Company to complete the rehabilitation on mine closure.
•	FBDM is an established gold mine with a 34-year history and an established track record with the Brazilian and Bahia state government regulatory agencies. The operation has all relevant permits in place along with management plans and monitoring programs. The permits require periodic renewal. Applications have been submitted to the appropriate agencies for the permits nearing expiration. The water discharge and withdrawal permits are under renewal and are valid during the renewal approval process.
•	A detailed ARD evaluation of the tailings was carried out in 2012. A total of 57 samples of tailings were collected from the three existing tailings facilities and almost 100% of samples presented a neutralization potential two times higher than the acid generation potential.
•	The arsenopyrite and pyrrhotite in the tailings facilities have low potential to become future ARD generators, as the proportion of carbonates is well in excess of the amount of the sulphides. FBDM has developed a field procedure to test different types of tailings covers which, when implemented, will reduce the amount of contaminants in the dam's toe drains by preventing surface water runoff and precipitation from having contact with the tailings.

Social Aspects

•	FBDM has developed an exemplary and creditable program for social and community involvement in the area of the FBDM operations, which should be maintained for the life of the mine.
•	The main socioeconomic impacts that will be generated by the FBDM closure include unemployment, decreased tax revenues, end of demand for local regional suppliers, reduction in personal income, and the end of projects with the local communities. FBDM has developed mitigation measures for some of these impacts.

Capital and Operating Costs

•	The LOM plan capital cost estimate includes sustaining capital expenditures, followed by closure and reclamation. The capital cost of these activities is estimated to total US$61.1 million and is based on a R$/US$ exchange rate of 3.7.
•	LOM plan operating costs are estimated to total US$197.3 million, which averages US$36.60 per tonne milled.
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Risks

•	FBDM has been in production since 1984 and is a mature operation. In RPA’s opinion, there are no significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information, mineral resource or mineral reserve estimates, or projected economic outcomes.

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26 Recommendations

RPA makes the following recommendations:

Mineral Resource Estimate

•	Geologic Model (Leapfrog)
o	Ensure that Hanging Wall and Footwall points are properly assigned to the individual wireframes to eliminate or reduce the number of “gaps” in the wireframe.
o	Compress controlling boundaries and eliminate pinch outs to allow for better modelling of grade continuity across lithologies.
o	Set minimum mining thickness to 1.0 m.
o	Clip or remove all isolated one-hole based wireframes or include them within the main controlling boundary.

•	Block Model
o	If wireframes are built using a specific lithology code, ensure that all blocks within the wireframe are assigned the same number.
o	Ensure that all wireframes (triangulations) are properly closed and validated, including mine design shapes.
o	Reduce parent block size of underground models from 10 m by 10 m x 1 m to 2 m x 2 m x 2m with sub-blocks set to a minimum size of 1 m x 1 m x 0.5 m to reduce smoothing of local grade variabilities.

•	Interpolation Parameters
o	Ensure that the search ellipsoids are properly aligned along the geometric orientations (strike, dip, and plunge) of the wireframe or use dynamic anisotropy search to minimize horizontal striping of grades.

•	Mineral Resources
o	Ensure the waste volumes that do not have a grade are filled with blocks with an assigned grade value of zero for reconciliation.
o	Complete an underground survey program on the unsurveyed mine workings in the MUG area.

Mining and Mineral Reserves

•	The average MCF for 2017 is 101% with the greatest variation from the detailed mine planning model versus process plan (MO) comparison. There are also wide monthly fluctuations in the long term versus short term model (MM) comparison and consistent underestimation of gold content in the short term model versus mine planning (MP) comparison. RPA recommends that FBDM further evaluate the reasons for the variations in all of the models so that appropriate changes can be identified with the goal of improving the model predictive capability and accuracy.

Mineral Processing

•	The plant facilities require refurbishment as well as normal maintenance. Further refurbishment work in critical areas including grinding, leaching, CIL and the carbon acid washing and elution circuit should be carried out.
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•	Work in optimizing the CIL circuit and testing of any new ore types that will be processed in the future, especially ores containing significant amounts of carbon should be continued.

Environmental Aspects

•	ARD generation has been associated with pyrrhotite, pyrite, and arsenopyrite in some of the metallurgical testing at FBDM, potentially resulting in increasing acidity within the tailings facilities over an extended period of time (years and decades). However, the arsenopyrite and pyrrhotite in the FBDM tailings ponds have low potential to become future ARD generators, as the proportion of carbonates is well in excess of the amount of the sulphides. An ongoing measurement and monitoring program would allow this risk to be minimized.

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27 References

Alves da Silva, F.C., Chauvet, A., and Faure, M., 1998, General Features of the Gold Deposits in the Rio Itapicura Greenstone Belt (RIGB, NE Brazil, Discussion of the Origin Timing and Tectonic Model. Revista Brasileira de Geociencias, 28, pp. 377-390.

Coelho, C.E.S., & Silva, F.H.F.,1998, The Structural Control of the Gold Deposits of the Fazenda Maria Preta Gold District at Rio Itapicuru Greenstone Belt, Northeastern Brazil Revista Brasileira de Geosciências. 28 (3): 367-376.

Coffey Consultoria e Serviҫos Ltda, 2014, Independent Technical Report on Mineral Resources and Mineral Reserves in the Fazenda Brasileiro Gold Mine, Bahia State, Brazil, prepared for Yamana Gold Inc., July 31, 2014.

Higa, J., 2012, New Economic Exploitation Plan for MFB MultiGeo Private Report to Yamana, portions translated from Portuguese. November 23, 2012.

Pulz, G.M., Jost, H., Giuliani, G., and Michel, D., 1994, Multistage gold deposition in the Archean Maria Lázara gold deposit (Goias, Brazil), in Mineralium Deposita, v. 29, Issue 1, pp. 94-97.

Pulz, G.M., Jost, H., Giuliani, G., and Michel, D., 1991, Maria Lázara gold deposit (Goias State, Brazil): An Example of intense fluid/rock interaction associated with a triple point structure, in Source, Transport and Deposition of Metals, Pagel & Leroy (editors) 1991 Balkema, Rotterdam, pp. 117-118.

Reinhardt, M.C., Davison, I., 1990, Structural and lithologic controls on gold deposition in the shear zone-hosted Fazenda Brasileiro Mine, Bahia state, northeast Brazil, in Economic Geology, v. 85, pp. 952-967.

Roscoe Postle Associates Inc., 2016, Technical Report on the Fazenda Brasileiro Mine, Bahia State, Brazil, a NI 43-101 Report prepared by Michaud, R.L., Moore, C.M., and Hampton, A.P., for Brio Gold Inc., May 12, 2016.

Roscoe Postle Associates Inc., 2015, Technical Report on the Fazenda Brasileiro Mine, Bahia State, Brazil, a NI 43-101 Report prepared by Michaud, R.L., Moore, C.M., and Hampton, A.P., for Brio Gold Inc., August 21, 2015.

Soares, L.M., and Rodriguez, P.C., 2014. Independent Technical Report on Mineral Resources and Mineral Reserves in the Fazenda Brasileiro Gold Mine, Bahia State, Brazil. Prepared by Coffey Consultoria e Serviços Ltda on behalf of Yamana Gold Inc.

Teixeira, J.B.G., Kishida, A., Marimon, M.P.C., Xavier R.P., McReath, I., 1990, The Fazenda Brasileiro Gold deposit, Bahia geology, hydrothermal alteration, and fluid inclusion studies, in Economic Geology, v. 85, pp. 990-1009.

Watts, Griffis and McOuat Limited, 2003, A Technical Review of the Fazenda Brasileiro Gold Mine and Adjacent Exploration Property in Bahia State, Brazil for Santa Elina Mines Corporation - July 2003 (Internal Report)

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Xavier,R.P., Foster, R.P., 1999, Fluid evolution and chemical controls in the Fazenda Maria Preta (FMP) gold deposit, Rio Itapicuru Greenstone Belt, Bahia, Brazil, in Chemical Geology, v. 154, Issues 1-4, pp. 133-154.

Yamana, 2015a, QA/QC Yamana Gold: Fazenda Brasileiro-MFB Mine - Brazil - Annual QA/QC Report - January 2015 to October 2015 (Internal Report)

Yamana, 2015b, QA/QC Yamana Gold: Laboratório da Mineração Fazenda Brasileiro - MFB - Brasil, Relatório de QA/QC - Janeiro/2012 a Dezembro/2014 (Internal Report)

Yamana, 2015c, QA/QC Yamana Gold: Fazenda Brasileiro-MFB Mine - Brazil - Annual QA/QC Report - January 2014 to December 2014 (Internal Report)

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28 Date and Signature Page

This report titled “Technical Report on the Fazenda Brasileiro Mine, Bahia State, Brazil”, and dated March 26, 2020 with an effective date of May 31, 2018 was prepared and signed by the following authors:

(Signed and Sealed) Mark B. Mathisen

Dated at Lakewood, CO
March 26, 2020	Mark B. Mathisen, CPG
Principal Geologist

(Signed and Sealed) Hugo M. Miranda

Dated at Lakewood, CO
March 26, 2020	Hugo M. Miranda, MBA, ChMC (RM)
Principal Mining Engineer

(Signed and Sealed) Robert L. Michaud

Dated at Lakewood, CO
March 26, 2020	Robert L. Michaud, P.Eng.
Associate Principal Mining Engineer

(Signed and Sealed) A. Paul Hampton

Dated at Lakewood, CO
March 26, 2020	A. Paul Hampton, P.Eng.
Principal Metallurgist

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29 Certificate of Qualified Person

Mark B. Mathisen

I, Mark B. Mathisen, CPG, as an author of this report entitled “Technical Report on the Fazenda Brasileiro Mine, Bahia State, Brazil” with an effective date of May 31, 2018, prepared for Leagold Mining Corporation and readdressed to Equinox Gold Corp. on March 26, 2020, do hereby certify that:

1.	I am Principal Geologist with RPA (USA) Ltd. of Suite 505, 143 Union Boulevard, Lakewood, Co., USA 80228.

2.	I am a graduate of Colorado School of Mines in 1984 with a B.Sc. degree in Geophysical Engineering.

3.	I am a Registered Professional Geologist in the State of Wyoming (No. PG-2821) and a Certified Professional Geologist with the American Institute of Professional Geologists (No. CPG-11648). I have worked as a geologist for a total of 25 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Mineral Resource estimation and preparation of NI 43-101 Technical Reports.
•	Mineral Resource and Reserve estimation, due diligence, corporate review and audit on exploration projects and mining operations worldwide.
•	Director, Project Resources, with Denison Mines Corp., responsible for resource evaluation and reporting for uranium projects in the USA, Canada, Africa, and Mongolia.
•	Design and direction of geophysical programs for US and international base metal and gold exploration joint venture programs.

4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the FBDM property on June 21 and 22, 2018.

6.	I am responsible for Sections 7 to 12 and 14 and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of March, 2020.

(Signed and Sealed) Mark B. Mathisen

Mark B. Mathisen, CPG

Equinox Gold Corp. – Fazenda Brasileiro Mine, Project #3233 Technical Report NI 43-101 – March 26, 2020	Page 29-2

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Hugo M. Miranda

I, Hugo M. Miranda, ChMC (RM), as an author of this report titled “Technical Report on the Fazenda Brasileiro Mine, Bahia State, Brazil” with an effective date of May 31, 2018, prepared for Leagold Mining Corporation and readdressed to Equinox Gold Corp. on March 26, 2020, do hereby certify that:

1.	I am Principal Mining Engineer with RPA (USA) Ltd. of 143 Union Boulevard, Suite 505, Lakewood, Colorado, USA 80228.

2.	I am a graduate of the Santiago University of Chile, with a B.Sc. degree in Mining Engineering in 1993, Santiago University, with a Masters of Business Administration degree in 2004 and Colorado School of Mines with a Master of Engineering (Engineer of Mines) in 2015.

3.	I am registered as a Competent Person of the Chilean Mining Commission (ChMC), Registered Member #0031. I have worked as a mining engineer for a total of 27 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Principal Mining Engineer - RPA in Colorado. Review and report as a consultant on mining operations and mining projects. Mine engineering including mine plan and pit optimization, pit design and economic evaluation.
•	Mine Planning Chief, El Tesoro Open Pit Mine - Antofagasta Minerals in Chile
•	Open Pit Planning Engineer, Radomiro Tomic Mine, CODELCO - Chile.
•	Open Pit Planning Engineer, Andina Mine, CODELCO - Chile.
•	Principal Mining Consultant - Pincock, Allen and Holt in Colorado, USA. Review and report as a consultant on numerous development and production mining projects.

4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I visited the MFB property on June 21 and 22, 2018.

6.	I am responsible for overall preparation of the Technical Report and for Sections 2 to 6, 23 and 24 and related disclosure in Sections 1, 25, 26 and 27.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 26th day of March, 2020.

(Signed and Sealed) Hugo M. Miranda

Hugo M. Miranda, MBA, ChMC (RM)

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Robert L. Michaud

I, Robert L. Michaud, P.Eng., as an author of this report entitled “Technical Report on the Fazenda Brasileiro Mine, Bahia State, Brazil” with an effective date of May 31, 2018, prepared for Leagold Mining Corporation and readdressed to Equinox Gold Corp. on March 26, 2020, do hereby certify that:

1.	I am Associate Principal Mining Engineer with RPA (USA) Ltd. of Suite 505, 143 Union Boulevard, Lakewood, Colorado, USA 80228.
2.	I am a graduate of Queen’s University in 1976 with a B.Sc. Degree in Mining Engineering. I am a graduate of Queen’s University in 1977 with a M.Sc. Degree in Mining Engineering.
3.	I am registered as a Professional Engineer in the Provinces of Ontario (31570013) and Quebec (37287). I have worked as a mining engineer for a total of 38 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Operations management of several underground mines;
•	Project management of the construction and start-up of several underground mines;
•	Management numerous mine designs and technical studies.
4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
5.	I visited the FBDM property on March 17, 2015.
6.	I am responsible for Sections 15, 16, 19, 21, and 22 and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.
7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.
8.	I have previously prepared Technical Reports dated August 21, 2015 and May 12, 2016, on the property that is the subject of this Technical Report.
9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of March, 2020.

(Signed and Sealed) Robert L. Michaud

Robert L. Michaud, P.Eng.

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A. Paul Hampton

I, A, Paul Hampton, P.Eng., as an author of this report entitled “Technical Report on the Fazenda Brasileiro Mine, Bahia State, Brazil” with an effective date of May 31, 2018, prepared for Leagold Mining Corporation and readdressed to Equinox Gold Corp. on March 26, 2020, do hereby certify that:

1.	I am a Principal Metallurgist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.
2.	I am a graduate of Southern Illinois University in 1979 with a B.S. Degree in Geology, and a graduate of the University of Idaho in 1985, with an M.S. Degree in Metallurgical Engineering.
3.	I am registered as a Professional Engineer in the Province of British Columbia, Licence No. 22046. I have worked as an extractive metallurgical engineer for a total of 35 years since my graduation. My relevant experience for the purpose of the Technical Report is:
•	Process plant engineering, operating and maintenance experience at mining and chemical operations, including the Sunshine Mine, Kellogg, Idaho, Beker Industries Corp, phosphate and DAP plants in Florida and Louisiana respectively, and the Delamar Mine in Jordan Valley Oregon.
•	Engineering and construction company experience on a wide range of related, precious metal projects and studies, requiring metallurgical testing, preliminary and detailed design, project management, and commissioning and start-up of process facilities and infrastructure. EPCM companies included Kilborn Engineering Pacific Ltd., SNC Lavalin Engineers and Constructors, Washington Group International Inc. and Outotec USA, Inc.
4.	I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
5.	I visited the FBDM property on March 17, 2015.
6.	I am responsible for preparation of Sections 13, 17, 18, and 20 and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.
7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.
8.	I have previously prepared Technical Reports dated August 21, 2015 and May 12, 2016, on the property that is the subject of this Technical Report.
9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.
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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 26th day of March, 2020.

(Signed and Sealed) A. Paul Hampton

A. Paul Hampton, P.Eng.

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